02040701

FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission File Number: 333-13586

P.E.

For the Month of December, 2001 12/31/2001

Total number of pages : 145
The exhibit index is located on page 2.

Mitsui Sumitomo Insurance Company, Limited
(Translation of registrant's name into English)

PROCESSED
JUN 2 8 2002
THOMSON FINANCIAL

27-2, Shinkawa 2-chome,
Chuo-ku, Tokyo 104-8252, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Information furnished on this form:

Table of Contents

On December 25, 2001, pursuant to the Securities and Exchange Law of Japan, the registrant filed with the Kanto Financial Bureau (1) its Interim Report for the six months ended September 30, 2001 and (2) the Interim Report for the six months ended September 30, 2001 of The Sumitomo Marine & Fire Insurance Company, Limited, which merged into the registrant as of October 1, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mitsui Sumitomo Insurance Company, Limited

Date: January 31, 2002

By: Kazuhiko Yaguchi
Kazuhiko Yaguchi
General Manager ,
Shareholder Relations & Legal Dept.

1. [Translation in English]

November 27, 2001

Summary of Semiannual Non-Consolidated Financial Statements for the Year Ending March 31, 2002

Name of Listed Company:	Mitsui Sumitomo Insurance Company, Limited (formerly Mitsui Marine and Fire Insurance Company, Limited)
Code Number:	8752
Stock Exchanges:	Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Securities Exchange
Headquarters:	Tokyo
Contact:	Hiroyuki Takahashi Manager of Financial Accounting Section, Accounting Department Phone number 03-3297-6648

The Board of Directors approved the semiannual non-consolidated financial statements of Mitsui Sumitomo Insurance Company, Limited (the "Company") on the following date:

November 26, 2001

Whether or not the system to pay interim dividends has been provided for in the Articles of Incorporation: Not provided.

1. Non-consolidated business results for the six months ended September 30, 2001 (from April 1, 2001 to September 30, 2001):

(Note) All amounts are in millions of yen except for per share data and amounts less than one million have been disregarded. In addition, any negative amounts appear with the mark (-). The same shall be applied hereinafter.

(1) Non-consolidated operating results

	Net premiums written		Ordinary profit		Net income		Net income per share
	¥ mil		¥ mil		¥ mil		
For the six months ended September 30, 2001	317,807	2.2%	13,512	- 6.2%	6,651	- 37.3%	¥8.78
For the six months ended September 30, 2000	311,009	3.2%	14,400	--	10,610	--	¥13.66
For the year ended March 31, 2001	614,287	2.5%	23,088	- 18.1%	13,046	32.5%	¥17.01

(Notes)

(1) The average number of shares of common stock in issue was 757,216,064 shares for the six months ended September 30, 2001, 776,330,818 shares for the six months ended September 30, 2000, and 766,799,626 shares for the year ended March 31, 2001.

(2) No accounting change was made during the six months ended September 30, 2001.

(3) The percentages presented in the column "Net premiums written", "Ordinary profit" and "Net income" above represent an increase or decrease ratio in comparison with the corresponding figures for the corresponding period of the previous business year.

(4) Since any calculation with respect to increase or decrease in "Reserve for outstanding claims" and "Underwriting reserve" was not conducted for the six months ended September 30, 1999, no ordinary profit, etc. was calculated. Accordingly, the percentage of increase or decrease of "Ordinary profit", etc. for the year ended March 31, 2000 was not presented.

(2) Dividends

	Interim dividend per share	Annual dividend per share
For the six months ended September 30, 2001	–	–
For the six months ended September 30, 2000	–	–
For the year ended March 31, 2001	–	¥7.00

(3) Non-consolidated financial conditions

	Total assets (¥ mil.)	Shareholders' equity (¥ mil.)	Shareholders' equity as a percentage of total assets	Shareholders' equity per share (¥)
As of September 30, 2001	3,475,397	615,847	17.7%	813.30
As of September 30, 2000	3,564,613	776,167	21.8%	1,025.02
As of March 31, 2001	3,713,926	767,687	20.7%	1,013.82

(Note)
The number of shares of common stock in issue was 757,216,064 shares as of September 30, 2001, 757,216,064 shares as of September 30, 2000, and 757,216,064 shares as of March 31, 2001.

2. Non-consolidated operating results forecast for the Year ending March 31, 2002

	Net premiums written	Ordinary income	Net income	Annual dividend per share	
				(Year-end dividend)	
	¥ mil	¥ mil	¥ mil		
For the year ending March 31, 2002	(882,000)* 886,000	46,000	14,500	¥7.50	¥7.50

The estimated net income per share for the year ending March 31, 2002: ¥12.96.

Note:

The foregoing are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties. Actual financial results may differ materially depending on a number of factors including, adverse economic conditions, currency exchange rate fluctuations, adverse legislative and regulatory developments, delays in new product launches, pricing and insurance product initiatives of competitors, the inability of the Company to market existing and new insurance products effectively, infringements intellectual property rights of the Company and the adverse outcome of material litigation.

(Note) The above business results forecast is based on the accumulated figures of the non-consolidated business results forecast of the former Mitsui Marine and Fire Insurance Co., Ltd. for the six months ended September 30, 2001 (from April 1, 2001 to September 30, 2001) and the non-consolidated business results forecast of Mitsui Sumitomo Insurance Co., Ltd. for the six months ending March 31, 2002 (from October 1, 2001 to March 31, 2002). With respect to the business results forecast based on the accumulated figures of

00119 5,000 2001.10 (新) 0

the two companies including the business results for the six months ended September 30, 2001 of the former Sumitomo Marine & Fire Insurance Co., Ltd., please see the attached documents hereto.

* The figure presented in parenthesis in the column "Net premiums written" represent the amount after deducting the refundable premium of the automobile insurance *"Modo-Rich"*, which contains a special clause of premium adjustment and refund at maturity, and is not provided for the purpose of comparison with other companies. Since the relevant amount of this refundable premium is reserved in the underwriting reserves, it has no effect on ordinary profit nor net income for the six months ended September 30, 2001.

00119 5,000 2001.10 (新) 0:

Semiannual Income and Loss for the Six Months ended September 30, 2001 in comparison with the corresponding Six Months of the Previous Year

(All amounts are in millions of yen.)

Accounts \ Periods	For the six months ended Sept. 30, 2000	For the six months ended Sept. 30, 2001	Fluctuation	Percentage of increase or decrease	For the year ended Mar. 31, 2001
				%	
Direct premiums written (including deposit premiums by policyholders)	442,369	415,734	- 26,635	- 6.0	841,375
Direct premiums written	343,192	345,406	2,213	0.6	670,883
Ordinary Income and Expenses					
Underwriting income	**467,496**	**426,166**	**- 41,329**	**- 8.8**	**899,745**
Net premiums written	311,009	317,807	6,798	2.2	614,287
Deposit premiums by policyholders	99,177	70,328	- 28,849	- 29.1	170,492
Underwriting expenses	**406,812**	**360,987**	**- 45,825**	**- 11.3**	**777,453**
Net losses paid	159,705	164,022	4,317	2.7	339,101
Losses adjustment expenses	15,340	16,389	1,048	6.8	32,120
Commission and brokerage expenses	55,206	54,879	- 326	- 0.6	109,195
Deposits to policyholders	169,516	121,927	- 47,588	- 28.1	283,072
Investment income	**24,784**	**28,123**	**3,338**	**13.5**	**48,794**
Interest and dividend income	30,228	30,731	503	1.7	58,939
Gain on sale of securities	12,697	12,409	- 287	- 2.3	22,779
Investment expenses	**4,844**	**14,595**	**9,751**	**201.3**	**18,035**
Loss on sale of securities	415	92	- 323	- 77.7	1,360
Loss on devaluation of securities	903	10,049	9,145	1,012.7	8,161
Operating, general and administrative expenses	**64,960**	**65,622**	**661**	**1.0**	**129,701**
Operating, general and administrative expenses for underwriting	61,415	61,885	470	0.8	122,328
Other ordinary income and expenses	- 1,263	427	1,690	--	- 260
Ordinary profit	**14,400**	**13,512**	**- 887**	**- 6.2**	**23,088**
Underwriting gain	- 237	3,918	4,155	--	404
Extraordinary Income and Losses					
Extraordinary income	7,096	3,613	- 3,843	- 49.1	30,701
Extraordinary losses	6,366	8,362	1,996	31.4	36,047
Extraordinary income and losses	**730**	**- 4,749**	**- 5,480**	**- 750.3**	**- 5,346**
Income before income taxes	15,130	8,762	- 6,367	- 42.1	17,742
Income taxes and inhabitants' taxes	5,570	8,304	2,733	49.1	345
Adjustment of income taxes	- 1,050	- 6,192	- 5,142	--	4,350
Net income	**10,610**	**6,651**	**- 3,959**	**- 37.3**	**13,046**
Unappropriated retained earnings brought forward from the previous year	15,775	7,016	- 8,758	- 55.5	15,775
Retirement of treasury stock with net income	12,247	--	- 12,247	- 100.0	12,247
Unappropriated retained earnings at end of year	**14,138**	**13,668**	**- 470**	**- 3.3**	**16,575**
Raito	%	%			%
Net loss ratio	56.3	56.8			60.4
Net operating expense ratio	37.5	36.7			37.7

(Note) Underwriting profit = Underwriting income - (Underwriting expenses + Operating, general and administrative expenses for underwriting) ± Other income and expenses

"Other income and expenses" includes the amounts equivalent to income taxes incurred with Compulsory automobile liability insurance, etc.

Net loss ratio = (Net claims paid + Loss adjustment expense) / Net premiums written × 100

Net operating expense ratio = (Commission and collection expenses + Operating, general and administrative expenses) / Net premiums written × 100

00119 5,000 2001.10 (新) 0:

Direct premiums written (including deposit premiums by policyholders)

(All amounts are in millions of yen.)

Accounts \ Periods	For the six months ended September 30, 2000			For the six months ended September 30, 2001			For the year ended March 31, 2001		
	Amount	Increase	Ratio	Amount	Increase	Ratio	Amount	Increase	Ratio
		%	%		%	%		%	%
Fire Insurance	65,756	10.9	14.9	59,896	- 8.9	14.4	128,776	1.2	15.3
Marine Insurance	15,707	- 0.6	3.5	15,979	1.7	3.9	31,298	0.2	3.7
Personal Accident Insurance	110,963	6.8	25.1	88,634	-20.1	21.3	195,011	- 6.9	23.2
Automobile Insurance	151,012	2.9	34.1	153,098	1.4	36.8	303,931	2.5	36.1
Compulsory Automobile Liability Insurance	46,907	4.4	10.6	47,445	1.1	11.4	85,215	2.7	10.2
Miscellaneous	52,022	15.8	11.8	50,680	- 2.6	12.2	97,143	11.5	11.5
Total	**442,369**	**6.4**	**100.0**	**415,734**	**- 6.0**	**100.0**	**841,375**	**0.8**	**100.0**
Deposit premiums by policyholders (inclusive)	99,177	15.1	22.4	70,328	- 29.1	16.9	170,492	- 7.3	20.3

Net premiums written

(All amounts are in millions of yen.)

Accounts \ Periods	For the six months ended September 30, 2000			For the six months ended September 30, 2001			For the year ended March 31, 2001		
	Amount	Increase	Ratio	Amount	Increase	Ratio	Amount	Increase	Ratio
		%	%		%	%		%	%
Fire Insurance	40,265	4.4	12.9	41,062	2.0	12.9	81,700	3.4	13.3
Marine Insurance	13,136	0.9	4.2	14,305	8.9	4.5	27,224	0.2	4.4
Personal Accident Insurance	37,261	- 1.2	12.0	35,082	- 5.8	11.0	69,156	- 1.6	11.3
Automobile Insurance	151,016	2.9	48.6	153,294	1.5	48.2	304,376	2.5	49.5
Compulsory Automobile Liability Insurance	25,625	3.7	8.2	26,195	2.2	8.3	48,595	2.5	7.9
Miscellaneous	43,703	8.0	14.1	47,865	9.5	15.1	83,233	5.9	13.6
Total	**311,009**	**3.2**	**100.0**	**317,807**	**2.2**	**100.0**	**614,287**	**2.5**	**100.0**

Net losses paid

(All amounts are in millions of yen.)

Accounts \ Periods	For the six months ended Sept. 30, 2000			For the six months ended Sept. 30, 2001				For the year ended Mar. 31, 2001		
	Amount	Increase	Net loss ratio	Amount	Increase	Net loss ratio	Fluctuation	Amount	Increase	Net loss ratio
		%	%		%	%	%		%	%
Fire Insurance	14,274	31.4	38.4	12,046	- 15.6	32.8	- 5.6	29,487	- 21.9	38.8
Marine Insurance	6,644	- 18.0	54.9	8,422	26.8	63.1	8.2	14,228	- 12.0	56.1
Personal Accident Insurance	13,841	- 5.6	39.9	13,160	- 4.9	41.2	1.3	28,913	- 2.0	45.3
Automobile Insurance	86,225	7.8	62.7	88,601	2.8	63.2	0.5	185,945	10.1	66.7
Compulsory Automobile Liability Insurance	15,660	6.1	70.4	15,428	- 1.5	69.6	- 0.8	31,270	5.3	76.6
Miscellaneous	23,058	- 3.3	56.6	26,362	14.3	59.4	2.8	49,256	- 1.8	63.4
Total	**159,705**	**4.9**	**56.3**	**164,022**	**2.7**	**56.8**	**0.5**	**339,101**	**2.1**	**60.4**

(Note) Net loss ratio is calculated on the basis of net losses paid adding to loss adjustment expenses.

00119 5,000 2001.10 (新) C

Semiannual Balance Sheet

(All amounts are in millions of yen.)

Accounts \ Periods	As of September 30, 2000		As of September 30, 2001		Fluctuation	As of March 31, 2001	
	Amount	Ratio	Amount	Ratio		Amount	Ratio
(Assets)		%		%			%
Cash on hand and in banks	106,387	2.99	173,377	4.99	66,990	135,278	3.64
Call loans	55,620	1.56	--	--	- 55,620	10,000	0.27
Monetary claims bought	31,077	0.87	23,554	0.68	- 7,523	79,455	2.14
Money trust	48,253	1.35	33,257	0.96	- 14,996	39,437	1.06
Securities	2,307,986	64.75	2,105,232	60.57	- 202,754	2,294,256	61.77
Loans	474,456	13.31	401,289	11.55	- 73,167	433,013	11.66
Real property and equipment	199,898	5.61	189,101	5.44	- 10,796	192,741	5.19
Other assets	178,733	5.01	175,453	5.05	- 3,279	193,301	5.21
Customers' guarantees liability	198,318	5.56	388,931	11.19	190,612	357,383	9.62
Allowance for bad debts	- 36,081	- 1.01	- 14,800	- 0.43	21,280	- 20,941	- 0.56
Allowance for investment losses	- 38	- 0.00	--	--	38	--	--
Total Assets	3,564,613	100.00	3,475,397	100.00	- 89,216	3,713,926	100.00
(Liabilities)							
Underwriting funds	2,232,961	62.64	2,200,952	63.33	- 32,008	2,219,654	59.77
Reserve for outstanding claims	181,511		192,147		10,635	189,062	
Underwriting reserves	2,051,449		2,008,805		- 42,643	2,030,591	
Convertible bonds	--	--	52,594	1.51	52,594	52,594	1.42
Other liabilities	137,731	3.86	87,556	2.52	- 50,175	94,523	2.54
Convertible bonds	52,594		--		- 52,594	--	
Other	85,137		87,556		2,418	94,523	
Accrued retirement benefits	83,730	2.35	83,789	2.41	59	83,638	2.25
Accrued bonuses for employees	4,542	0.13	4,198	0.12	- 344	3,563	0.10
Reserve for loss on sale of credits	2,450	0.07	2,701	0.08	251	2,650	0.07
Reserve for loss on investments in real estate	--	--	1,220	0.03	1,220	2,309	0.06
Reserve under the special law	7,598	0.21	9,963	0.29	2,365	9,574	0.26
Reserve for price fluctuation	7,598		9,963		2,365	9,574	
Deferred tax liabilities	121,113	3.40	27,640	0.80	- 93,472	120,346	3.24
Guarantees outstanding	198,318	5.57	388,931	11.19	190,612	357,383	9.62
Total Liabilities	2,788,446	78.23	2,859,549	82.28	71,103	2,946,239	79.33
(Shareholders' Equity)							
Capital stock	68,453	1.92	68,453	1.97	--	68,453	1.84
Additional paid-in capital	46,440	1.30	46,440	1.33	--	46,440	1.25
Legal earned reserve	15,181	0.42	16,281	0.47	1,100	15,181	0.41
Other retained earnings	189,512	5.32	192,144	5.53	2,632	191,948	5.17
Voluntary reserve	175,373		178,476		3,102	175,373	
Unappropriated retained earnings	14,138		13,668		- 470	16,575	
Unrealized holding gain on securities	456,579	12.81	292,527	8.42	- 164,052	445,663	12.00
Total of shareholders' equity	776,167	21.77	615,847	17.72	- 160,319	767,687	20.67
Total Liabilities and Shareholders' equity	3,564,613	100.00	3,475,397	100.00	- 89,216	3,713,926	100.00

00119 5,000 2001.10 (新)

Semiannual Statement of Income

(All amounts are in millions of yen.)

Accounts \ Periods	For the six months ended Sep. 30, 2000 (Apr.1, 2000 - Sep. 30, 2000)	For the six months ended Sep. 30, 2001 (Apr.1, 2001 - Sep. 30, 2001)	Fluctuation	For the year ended Mar. 31, 2001 (Apr. 1, 2000 - Mar. 31 2001)
Ordinary Income and Expenses				
Ordinary Income	**492,965**	**455,841**	**- 37,124**	**950,687**
Underwriting income	**467,496**	**426,166**	**- 41,329**	**899,745**
Net premiums written	311,009	317,807	6,798	614,287
Deposit premiums by policyholders	99,177	70,328	- 28,849	170,492
Investment in income on deposit premiums, etc.	18,793	16,236	- 2,557	37,212
Decrease in underwriting reserves	38,515	21,786	- 16,728	77,285
Investment income	**24,784**	**28,123**	**3,338**	**48,794**
Interest and dividends income	30,228	30,731	503	58,939
Gain on sale of securities	12,697	12,409	- 287	22,779
Transfer of investment income on deposit premiums, etc.	- 18,793	- 16,236	2,557	- 37,212
Other Ordinary Income	**683**	**1,550**	**866**	**2,147**
Ordinary Expense	**478,564**	**442,328**	**- 36,236**	**927,598**
Underwriting expenses	**406,812**	**360,987**	**- 45,825**	**777,453**
Net losses paid	159,705	164,022	4,317	339,101
Losses adjustment expenses	15,340	16,389	1,048	32,120
Commission and brokerage expenses	55,206	54,879	- 326	109,195
Deposits to policyholders	169,516	121,927	- 47,588	283,072
Increase in underwriting reserves	5,837	3,085	- 2,752	13,387
Investment expenses	**4,844**	**14,595**	**9,751**	**18,035**
Loss on sale of securities	415	92	- 323	1,360
Loss on devaluation of securities	903	10,049	9,145	8,161
Operating, general and administrative expenses	**64,960**	**65,622**	**661**	**129,701**
Other ordinary expenses	**1,947**	**1,123**	**- 824**	**2,407**
Ordinary profit	**14,400**	**13,512**	**- 887**	**23,088**
Extraordinary Income and Losses				
Extraordinary income	**7,096**	**3,613**	**- 3,483**	**30,701**
Extraordinary losses	**6,366**	**8,362**	**1,996**	**36,047**
Increase in reserve under the special law	717	389	- 328	2,693
Reserve for price fluctuation	(717)	(389)	(- 328)	(2,693)
Other extraordinary loss	5,648	7,973	2,324	33,353
Income before income taxes	15,130	8,762	- 6,367	17,742
Income taxes and inhabitants' taxes	5,570	8,304	2,733	345
Adjustment of income taxes	- 1,050	- 6,192	- 5,142	4,350
Net income	**10,610**	**6,651**	**- 3,959**	**13,046**
Unappropriated retained earnings brought forward from the previous year	15,775	7,016	- 8,758	15,775
Retirement of treasury stock with net income	12,247	-	- 12,247	12,247
Unappropriated retained earnings at end of year	**14,138**	**13,668**	**- 470**	**16,575**

Significant Accounting Policies for Semiannual Non-Consolidated Financial Statements

1. Standard and method of valuation for securities are as follows:

   (1) Valuation of the held-to-maturity securities is carried at the depreciation cost method.

   (2) Valuation of shares of subsidiaries and affiliate companies is carried at the cost method on a moving average cost basis.

   (3) Marketable securities classified as other securities are carried at market value as of the semiannual balance sheet date with changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in shareholders' equity. The cost of securities sold is calculated by the moving average method.

   (4) Valuation of non-marketable securities classified as other securities is carried at the cost method or depreciation cost method on a moving average cost basis.

   (5) Valuation of securities managed as trust assets and included in a money trust that is independently managed mainly for the purpose of securities investment, is carried at the market price method.

2. Standard and method of valuation for derivative transactions:

   Valuation of derivative transactions is carried at the market price method.

3. Method of valuation of real property and equipment:

   Depreciation of real property and equipment is carried at the declining balance method. Provided, however, that buildings (excluding attached equipment thereto) which were acquired on and after April 1, 1998 are depreciated by the straight-line method.

4. Basis for significant allowances:

(1) Allowance for bad debts

The allowance for bad debts is provided for possible losses on bad debts at an amount determined pursuant to the standards for self-appraisal of assets and the standards for depreciation and provisions of reserves as follows:

With respect to receivables from obligors who were known to have suffered from collapse of management for whatever reason, legally or as a matter of form such as bankruptcy, special liquidation or suspension of any transaction at the note exchanges or who fell substantially into collapse of management, reserve is provided for by an amount equivalent to the balance obtained by deducting an expected amount to be realized by the enforcement of mortgage and an amount possibly collected by the enforcement of a guarantee from the amount of receivables.

With respect to receivables from obligors who were deemed highly possible to fall into collapse of management, reserve is provided for by an amount deemed necessary upon overall judgment of their liquidity out of the amount equivalent to the balance obtained by deducting an expected amount to be realized by the enforcement of mortgage and the amount possibly collected by the enforcement of a guarantee from the amount of receivables.

With respect to receivables other than those stated above, reserve is provided for by the amount obtained by multiplying the amount of receivables by a bad debt rate calculated based on the amount of written-off receivables in the past specified period.

With respect to the reserve for specific overseas credits, reserve is provided for by an amount of loss expected to be incurred arising from political, economic or other circumstances of the subject country at the account of specific overseas credits reserve (including the reserve for overseas investment loss, etc. as stipulated in Article 55-2 of the Special Taxation Measures Law).

The enforcement division provided for in the asset self-appraisal enforcement regulations has carried out the appraisal of all assets based on the standards for self-appraisal of assets and the reserves stated above have been provided for by the respective amounts based on the results of the above appraisal.

(2) Accrued retirement benefits

Accrued retirement benefits for employees provide for an amount recognized to be paid as of the end of the semiannual period based on the estimated amount of retirement benefits and the market value of the pension plan assets at the end of the subject semiannual period.

Liabilities for the past services of employees are charged to income in the year in which the liability occurred by the straight-line method over the average remaining years of service of the employees.

Actuarial difference is charge to income in the year following the year in which such difference occurred by the straight-line method over the average remaining years of service of the employees.

(3) Accrued bonuses for employees

Accrued bonuses for employees are provided on the basis of an estimated amount payable at the end of semiannual period.

(4) The reserve for loss on sale of credits

The reserve for loss on sale of credits is made in an estimated amount of loss at the end of the semiannual period to provide for possible loss that might be incurred in the future due to a drop in the value of real estate securing debts sold to Cooperative Credit Purchasing Company, Ltd.

(5) Allowance for loss on investments in real estate

Allowance for investments losses is made in an estimated amount of loss at the end of the semiannual period, which is prepared to be paid for possible losses incurred in connection with transactions of real estate investment.

(6) Reserve for price fluctuation

The reserve for price fluctuation is made to provide for losses arising out of fluctuations in prices of shares, etc. under the provisions of Article 115 of the Insurance Business Law.

00119 5,000 2001.10 (新)

5. Translation standards for assets and liabilities denominated in foreign currencies:
Assets and liabilities denominated in foreign currencies are translated into Japanese yen at the rate of the spot rate exchange as of the semiannual balance sheet date. Unrealized translation gain or loss is stated as income or loss.

6. Accounting for consumption tax, etc.:
Consumption tax, etc. is accounted for under the tax exclusive method except that consumption tax relating to loss adjustment expense, operating, general and administrative expenses is accounted for under the tax inclusive method. Nondeductible consumption tax in respect of assets is included in other assets payments and amortized in equal installments over a period of five years.

7. Accounting for leases:
Finance leases, except for those in which ownership is deemed to be transferred to the lessee, are accounted for as operating leases, that is, the rental of real property.

8. Hedge accounting:
Deferred hedges are applied to the profit and loss resulting from stock option transactions, which are to be entered into in order to hedge exchange fluctuations in connection with holding of shares.

9. Matters relating to tax-effect accounting:
Amounts of tax payment and adjustment of income taxes for the semiannual period is calculated at the amount to be paid during the six months ended September 30, 2001, on the basis of reserve and reversal of reserve for loss on overseas investments and reserve for special amortization through the method of appropriation of profits scheduled during the business year under review.

Change in Presentation

In accordance with revisions to the Enforcement Regulations for the Insurance Business Law, the presentation of the semiannual balance sheet has been changed and "Convertible bonds", which had been formerly included in the "Other liabilities", is now shown after the item "Underwriting fund" for the six months ended September 30, 2001.

Notes

(Non-consolidated Balance Sheets)

1. The accumulated amount of depreciation of real property and equipment is ¥139,871 million and the advanced depreciation of real property and equipment is ¥13,819 million.

2. Suspense payment of consumption tax, etc. and suspense received consumption tax, etc. are offset and included in other assets.

3. Assets pledged as collateral comprise securities in an amount of ¥2,137 million.

4. (1) Among loans receivables, receivables from obligors who are under collapse of management are ¥662 million and receivables in delay are ¥10,660 million.

Receivables from obligors who are under collapse of management mean loans receivables which fall under any of the events as listed in Article 96, Section 1, Item 3 (i) through (v) or as stipulated in Article 96, Section 1, Item 4 of the Enforcement Regulations of the Corporate Income Tax Law (Government Ordinance No. 97 of 1965) among loans receivables with respect to which accrued interest is not stated because it is impossible to expect collection or payment of principal or interest due to the fact that the payment of principal or interest has not been rendered during a substantial period or for any other reasons.
Receivables in delay mean loans receivables other than those from obligors who are under collapse of management and those with respect to which interest payment has been exempted at its discretion for the purpose of reconstructing or assisting in the obligors.

(2) Among loans receivables, receivables in arrears for three months or more amounts to ¥240 million.
Receivables in arrears for three months or more mean loans receivables concerning which payment of principal or interest is in arrears for three months or more from the day next following the stated payment date and which do not fall under receivables from obligors who are under collapse of management or receivables in arrears.

(3) Among loans receivables, receivables to which eased loan conditions were granted amount to ¥13,098 million.
Receivables to which eased loan conditions were granted mean loans receivables concerning which such arrangements as will be favorable to obligors including reduction or exemption of interest, postponement of interest payment or grant of grace period for the principal, abandonment of debts or others have been made, and which do not fall under receivables from obligors who are under collapse of management, receivables in delay or receivables in arrears for three months or more.

(4) Total of receivables from obligors who are under collapse of management, receivables in delay, receivables in arrears for three months or more, and receivables to which eased conditions were granted amounts to ¥24,662 million.

5. Securities include the loan in the aggregate amount of ¥94,799 million by the agreement of loan for consumption.

6. The Company has extended guarantees in the amount of ¥15,906 million and ¥14,902 million, respectively, in connection with the insurance underwritten by Mitsui Marine and Fire Insurance Company (Europe) Ltd. and Mitsui Marine Corporate Capital Ltd., subsidiaries of the Company.

(Statement of Income)

1. Extraordinary income is comprised of reversal of allowance for bad debts of ¥3,466 million and gain on disposal of real property and equipment of ¥146 million.

2. "Other" of Extraordinary losses is comprised of costs incurred with the merger of ¥7,450 million, loss on disposal of real property and equipment of ¥481 million and loss on devaluation of buildings of ¥40 million due to material drops in market prices of buildings.

Lease Transactions

For the six months ended September 30, 2000 (April 1, 2000 - September 30, 2000)	For the six months ended September 30, 2001 (April 1, 2001 - September 30, 2001)	For the year ended March 31, 2001 (April 1, 2000 - March 31, 2001)
Finance lease transactions except for those agreements which stipulate the transfer of ownership of the leased assets to the lessee	*Finance lease transactions except for those agreements which stipulate the transfer of ownership of the leased assets to the lessee*	*Finance lease transactions except for those agreements which stipulate the transfer of ownership of the leased assets to the lessee*
1. The pro forma amounts of the acquisition costs, accumulated depreciation and net book value of the leased assets as of September 30, 2000 were as follows:	1. The pro forma amounts of the acquisition costs, accumulated depreciation and net book value of the leased assets as of September 30, 2001 were as follows:	1. The pro forma amounts of the acquisition costs, accumulated depreciation and net book value of the leased assets as of March 31, 2001 were as follows:
(Millions of yen)	*(Millions of yen)*	*(Millions of yen)*
Equipment: Acquisition costs 2,180 Accumulated depreciation 1,263 Net book value 917	Equipment: Acquisition costs 1,963 Accumulated depreciation 1,457 Net book value 506	Equipment: Acquisition costs 2,183 Accumulated depreciation 1,475 Net book value 707
The acquisition costs shown above represent the aggregate future minimum lease payments because such payments were immaterial to the net book value of real property and equipment at September 30, 2000.	(Note) Same as that for the six months ended September 30, 2000.	The acquisition costs shown above represent the aggregate future minimum lease payments because such payments were immaterial to the net book value of real property and equipment at March 31, 2001.
2. Future minimum lease payments outstanding as of September 30, 2000 are summarized as follows:	2. Future minimum lease payments outstanding as of September 30, 2001 are summarized as follows:	2. Future minimum lease payments outstanding as of March 31, 2001 are summarized as follows:
Due in one year or less ¥412 million	Due in one year or less ¥365 million	Due in one year or less ¥390 million
Due after one year 504 million	Due after one year 141 million	Due after one year 317 million
Total ¥917 million	Total ¥506 million	Total ¥707 million
The future minimum lease payments shown above represent the total lease payments including the interest portion thereon because such payments were immaterial to the net book value of real property and equipment at September 30, 2000.	Same as that for the six months ended September 30, 2000.	The future minimum lease payments shown above represent the total lease payments including the interest portion thereon because such payments were immaterial to the net book value of real property and equipment at March 31, 2001.
3. Lease payments and depreciation of leased assets are shown below:	3. Lease payments and depreciation of leased assets are shown below:	3. Lease payments and depreciation of leased assets are shown below:
Lease payments ¥167 million	Lease payments ¥201 million	Lease payments ¥424 million
Depreciation ¥167 million	Depreciation ¥201 million	Depreciation ¥424 million
4. Method of calculation of depreciation	4. Method of calculation of depreciation	4. Method of calculation of depreciation

For the six months ended September 30, 2000 (April 1, 2000 - September 30, 2000)	For the six months ended September 30, 2001 (April 1, 2001 - September 30, 2001)	For the year ended March 31, 2001 (April 1, 2000 - March 31, 2001)
Depreciation of leased assets is calculated by the straight-line method over the respective lease terms assuming a residual value of zero.	Same as that for the six months ended September 30, 2000.	Same as that for the six months ended September 30, 2000.

00119 5,000 2001.10 (新)

Securities

1. Information on held-to-maturity debt securities for which Market value is available

(Millions of yen)

Types of securities	As of September 30, 2000			As of September 30, 2001			As of March 31, 2001		
	Carrying value	Market value	Unrealized gain (loss)	Carrying value	Market value	Unrealized gain (loss)	Carrying value	Market value	Unrealized gain (loss)
Bonds and debentures	872	866	- 6	–	–	–	–	–	–
Foreign securities	1,631	1,623	- 8	1,136	1,478	341	1,631	1,636	4
Total	2,504	2,489	- 15	1,136	1,478	341	1,631	1,636	4

2. Information on other securities for which market value is available

(Millions of yen)

Types of securities	As of September 30, 2000			As of September 30, 2001			As of March 31, 2001		
	Acquisition costs	Carrying value	Unrealized gain (loss)	Acquisition costs	Carrying value	Unrealized gain (loss)	Acquisition costs	Carrying value	Unrealized gain (loss)
Bonds and debentures	625,255	646,779	21,523	692,541	726,471	33,930	661,837	697,255	35,418
Stocks	523,347	1,219,528	696,180	506,096	917,914	411,818	512,394	1,157,245	644,851
Foreign securities	229,031	227,922	- 1,109	323,458	335,681	12,222	205,071	220,792	15,720
Others	8,244	7,087	- 1,157	22,802	22,367	- 434	12,981	12,515	- 466
Total	1,385,878	2,101,316	715,437	1,544,898	2,002,435	457,536	1,392,285	2,087,808	695,523

3. Information on and amount of securities which are not carried at market value:

As of September 30, 2000	As of September 30, 2001	As of March 31, 2001
(1) Held-to-maturity debt securities Transferable deposits of ¥2,583 million, which are included in cash and bank deposits, and commercial paper of ¥26,594 million, which is included in monetary claims bought on the semiannual balance sheet, are accounted for as the held-to-maturity debt securities.	(1) Held-to-maturity debt securities Transferable deposits of ¥677 million, which are included in cash and bank deposits, and commercial paper of ¥21,030 million, which is included in monetary claims bought on the semiannual balance sheet, are accounted for as the held-to-maturity debt securities.	(1) Held-to-maturity debt securities Transferable deposits of ¥415 million, which are included in cash and bank deposits, and commercial paper of ¥74,769 million, which is included in monetary claims bought on the semiannual balance sheet, are accounted for as the held-to-maturity debt securities.
(2) Other securities Bonds and debentures: ¥13,714 million Stock: ¥19,269 million Foreign securities: ¥119,431 million Others: ¥1,842 million (Note) Beneficiary rights for claimable asset fund, which are treated as monetary claims bought on the semiannual balance sheet, are included in "Other".	(2) Other securities Bonds and debentures: ¥6,585 million Stock: ¥18,716 million Foreign securities: ¥19,800 million Others: ¥1,790 million	(2) Other securities Bonds and debentures: ¥19,741 million Stock: ¥19,299 million Foreign securities: ¥106,770 million Others: ¥4,420 million

00119 5,000 2001.10 (新)

Money Trust

As at the end of the corresponding six months of the previous year (as at September 30, 2000):

Money trusts under collective management recorded at acquisition cost in the semiannual non-consolidated balance sheet amount to ¥20 million. All money trusts other than the above-mentioned are intended for investment.

As at the end of the six months under review (as at September 30, 2001):

The money trust under collective management recorded at acquisition cost in the semiannual non-consolidated balance sheet amounts to ¥76 million. All money trusts other than the above-mentioned are intended for investment.

As at the end of the previous business year (as at March 31, 2001)

The money trust under collective management recorded at acquisition cost in the non-consolidated balance sheet amounts to ¥1 million. All money trusts other than the above-mentioned are intended for investment.

00119 5,000 2001.10 (新)

Contract Amount, Market Value and Unrealized Gain(Loss) of Derivative Transactions

(Millions of Yen)

Types of Securities	Types of contracts	As of September 30, 2000			As of September 30, 2001			As of March 31, 2001		
		Contract Amount	Market Value	Unrealized Gain/(Loss)	Contract Amount	Market Value	Unrealized Gain/(Loss)	Contract Amount	Market Value	Unrealized Gain/(Loss)
Currency	Forward exchange contracts									
	Sales contracts:	9,214	9,359	- 144	20,539	20,500	39	2,688	2,906	- 217
	Purchased contracts:	17,363	17,543	179	118	119	0	6,641	7,578	937
	Currency option contracts									
	Sales contracts:	81,015			--			19,313		
		(3,064)	1,948	1,116	(--)	--	--	(833)	1,796	- 963
	Purchased contracts:	99,500			2,346			23,577		
		(2,493)	1,084	- 1,408	(99)	83	- 15	(547)	915	367
Interest	Interest option contracts									
	Sales contracts:	7,000			9,420			8,110		
		(202)	90	111	(225)	70	155	(212)	51	161
	Purchased contracts:	14,468			3,000			2,000		
		(187)	117	- 70	(196)	76	- 120	(186)	58	- 128
	Interest swap contracts	72,570	230	230	54,290	50	50	54,990	66	66
Stock	Stock index futures									
	Sales contracts:	786	745	41	--	--	--	--	--	--
	Stock price swap contracts	--	--	--	1,840	- 94	- 94	--	--	--
Bonds	Government bond futures									
	Sales contracts:	3,278	3,310	- 32	--	--	--	1,535	1,529	6
	Government bond over-the-counter option contracts									
	Sales contracts:	12,272			--			--		
		(49)	29	19	(--)	--	--	(--)	--	--
Other	Climate derivative contracts									
	Sales contracts:	2			65			132		
		(16)	16	--	(87)	28	59	(68)	94	- 25
	Purchased contracts:	--			30			8		
		(--)	--	--	(33)	6	- 26	(7)	7	--
	Other:	--	--	--	--	152	152	--	--	--
	Natural disaster derivative contracts									
	Sales contracts:	--			130			--		
		(--)	--	--	(5)	2	2	(--)	--	--
	Economic index derivative contracts	--			0			--		
	Sales contracts:	(--)	--	--	(21)	21	--	(--)	--	--
	Total	317,473	34,477	43	91,779	21,017	203	118,998	15,004	203

(Notes)
1. Figures in parentheses of the above list represent the option premiums.
2. Any derivative transactions, to which the hedge accounting applied, are excluded.

Solvency Margin Ratio

		As of Sep. 30, 2001	As of Mar. 31, 2001
(A)	Total amount of solvency margins	¥1,114,811 million	¥1,326,289 million
(B)	Total amount of risks	¥255,707 million	¥266,458 million
(C)	Solvency margin ratio [(A)/{(B)x1/2}] x 100	871.9%	995.5%

Note: The amounts and figures indicated above are calculated in accordance with Articles 86 and 87 of the Enforcement Regulations for the Insurance Business Law and with Ministry of Finance Notification No.50 of 1996.

<Solvency margin ratio>

・ While a non-life insurance company has provided for reserves in anticipation of payment of insurance money upon occurrence of insurable contingencies and repayment of deposits to policyholders, etc., it is also required to maintain sufficient solvency in the event of an occurrence of any risk beyond normal expectations, such as disasters of great magnitude and substantial decline in prices of the assets held by it.

・ Solvency margin ratio (i.e., (C) in the above table) is calculated under the Insurance Business Law, etc. as an indicator representing a ratio of payment surplus, such as capital and reserves, held by a non-life insurance company (i.e., total solvency margins indicated as (A) above) to total amount of risks representing those risks beyond normal expectations (i.e., (B) in the above table).

・ Risks beyond normal expectations are indicated as a total amount of such risks as listed below:

①Underwriting risks: any such risks involved in insurable contingencies or disasters of great magnitude (such as the Great Kanto Earthquake) as may occur beyond normal expectations.

②Risks of expected interest rates: any such risks as may occur due to the actual investment yield on accumulation insurance being below the yield expected at the time of the calculation of the premiums thereon.

③Asset management risks: any such risks as may occur as a result of fluctuating the prices of securities and other assets held beyond normal expectations.

④Operation risks: any risks other than those referred to in ① to ③ above that may occur in the operation of business beyond normal expectations.

・ "Surplus payment sources such as capital and reserves held by a non-life insurance company" (i.e., total solvency margins) means a total of capital, reserves (such as reserve for price fluctuations and for extraordinary risks) and part of hidden profit of land.

・ The solvency martin ratio is one of the objective indicators used by the regulatory authorities in their overseeing insurance companies, and if the value of such ratio is 200% or above, the insurance company is judged as adequate in terms of its conditions to meet the ability to pay insurance money, etc.

00119 5,000 2001.10 (新)

Information of Loans Receivable under Risk Control

(Millions of Yen)

	(A) As of Sept. 30, 2000	(B) As of Sept. 30, 2001	Fluctuation (B)-(A)	(C) As of Mar. 31, 2001	Fluctuation (B)-(C)
Receivables from obligors who are under collapse of management	10,636	662	- 9,974	4,763	- 4,101
Receivables in delay	27,284	10,660	- 16,624	11,043	- 382
Receivables in arrears for three months or more	--	240	240	177	62
Receivables to which eased loan conditions were granted	9,546	13,098	3,551	12,937	161
Total	47,467	24,662	- 22,805	28,921	- 4,259
Ratio to loan balance	10.0%	6.1%	- 3.9%	6.7%	- 0.6%
Loan balance (for reference)	474,456	401,289	- 73,167	433,013	- 31,723

Note: Each of the receivables means as follows:

(1) Receivables from obligors who are under collapse of management:

Receivables from obligors who are under collapse of management mean loans receivables which fall under any of the events as listed in Article 96, Section 1, Item 3 (i) through (v) or as stipulated in Article 96, Section 1, Item 4 of the Enforcement Regulations of the Corporate Income Tax Law (Government Ordinance No. 97 of 1965) among loans receivables with respect to which accrued interest is not stated because it is impossible to expect collection or payment of principal or interest due to the fact that the payment of principal or interest has not been rendered during a substantial period or for any other reasons.

(2) Receivables in delay:

Receivables in delay mean loans receivable other than those from obligors who are under collapse of management and those with respect to which interest payment has been exempted at the discretion of the obligors for the purpose of reconstructing or assisting in the obligors.

(3) Receivables in arrears for three months or more:

Receivables in arrears for three months or more mean loans receivable concerning which payment of principal or interest is in arrears for three months or more from the day next following the stated payment date and which do not fall under receivables from obligors who are under collapse of management or receivables in arrears.

(4) Receivables to which eased loan conditions were granted:

Receivables to which eased loan conditions were granted mean loans receivable concerning which such arrangements as will be favorable to obligors including reduction or exemption of interest, postponement of interest payment or grant of grace period for the principal, abandonment of debts or others have been made, and which do not fall under receivables from obligors who are under collapse of management, receivables in delay or receivables in arrears for three months or more.

- End -

00119 5,000 2001.10 (新)

Special Note Regarding Forward-looking statements

This document contains forward-looking statements that are based on the Company's expectations, assumptions, estimates and projections about its business, its industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "plan" or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Company cannot promise that its expectations expressed in these forward-looking statements will turn out to be correct. Its actual results could be materially different from and worse than its expectations. Important risks and factors that could cause its actual results to be materially different from its expectations include, but are not limited to: (1) materialization of synergies that the Company expects as a result of the merger between Mitsui Marine and Fire Insurance Company, Limited and The Sumitomo Marine and Fire Insurance Company, Limited; (2) acceptance of the post-merger Company by the pre-merger companies' customers; (3) the extent of further deregulation of the Japanese insurance industry; (4) the extent of competition that the Company faces from Japan's other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (5) occurrence of natural disasters in Japan; (6) occurrence of losses the type or magnitude of which could not be foreseen by the Company at the time of writing the insurance policies covering such losses; (7) the price and availability of reinsurance; (8) the performance of the Company's investments; and (9) the Company's relationship with the other "Mitsui" and "Sumitomo" companies.

00119 5,000 2001.10 (新)

November 27, 2001

Summary of Non-Consolidated Financial Statements for the Six Months ended September 30, 2001

Name of Listed Company: Mitsui Sumitomo Insurance Company, Limited (formerly The Sumitomo Marine & Fire Insurance Company, Limited)

Code Number: 8752

Stock Exchanges: Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Securities Exchange

Headquarters: Tokyo

Contact: Hiroyuki Takahashi
Manager of Financial Accounting Section, Accounting Department
Phone number 03-3297-6648

The Board of Directors approved the semiannual non-consolidated financial statements of Mitsui Sumitomo Insurance Company, Limited (the "Company") on the following date: November 26, 2001.

Whether or not the system to pay interim dividends has been provided for in the Articles of Incorporation: Not provided.

1. Non-consolidated business results for the six months ended September 30, 2001 (from April 1, 2001 to September 30, 2001):

(Note) All amounts are in millions of yen except for per share data and amounts less than one million have been disregarded. In addition, any negative amounts appear with the mark (-). The same shall be applied hereinafter.

(1) Non-consolidated operating results

	Net premiums written		Ordinary profit		Net income		Basic net income per share
	¥ mil.		¥ mil.		¥ mil.		
For the six months ended September 30, 2001	(291,733)* 297,843	(3.3%)* 3.3%	12,781	2.4%	7,161	- 8.2%	¥10.80
For the six months ended September 30, 2000	(282,501)* 288,457	(2.7%)* 3.9%	12,483	--	7,797	--	¥11.58
For the year ended March 31, 2001	(547,370)* 559,240	(2.1%)* 3.0%	33,358	- 28.9%	14,097	11.6%	¥21.10

(Notes)
(1) The average number of shares of common stock in issue was 663,000,418 shares for the six months ended September 30, 2001, 673,031,731 shares for the six months ended September 30,

2000, and 668,029,816 shares for the year ended March 31, 2001.

(2) No accounting change was made during the six months ended September 30, 2001.

(3) The percentages presented in the column "Net premiums written", "Ordinary profit" and "Net income" above represent an increase or decrease ratio in comparison with the corresponding figures for the corresponding period of the previous business year. The increase or decrease ratio of the six months ended September 30, 2001 in comparison with the corresponding period of the previous business year represents an increase or decrease ratio in comparison with the six months ended September 30, 2000.

(4) Since any calculation with respect to increase or decrease in "Reserve for outstanding claims" and "Underwriting reserve" was not conducted for the six months ended September 30, 1999, no ordinary profit, etc. was calculated. Accordingly, the percentage of increase or decrease of "Ordinary profit", etc. for the year ended March 31, 2000 was not presented.

* The figure presented in parenthesis in the column "Net premiums written" represents the amount after deducting the refundable premium of the automobile insurance *"Modo-Rich"*, which contains a special clause of premium adjustment and refund at maturity, and is not provided for the purpose of comparison with other companies. Since the relevant amount of this refundable premium is reserved in the underwriting reserves, it has no effect on ordinary profit nor net income for the six months ended September 30, 2001.

(2) Dividends

	Interim dividend per share	Annual dividend per share
For the six months ended September 30, 2001	–	–
For the six months ended September 30, 2000	–	–
For the year ended March 31, 2001	–	¥7.50

(3) Non-consolidated financial conditions

	Total assets (¥ mil.)	Shareholders' equity (¥ mil.)	Shareholders' equity as a percentage of total assets	Shareholders' equity per share (¥)
As of September 30, 2001	3,331,174	584,592	17.5%	881.73
As of September 30, 2000	3,594,187	755,497	21.0%	1,139.51
As of March 31, 2001	3,549,196	737,210	20.8%	1,111.93

(Note)
The number of shares of common stock in issue was 663,000,418 shares as of September 30, 2001, 663,000,418 shares as of September 30, 2000, and 663,000,418 shares as of March 31, 2001.

2. With respect to the business results forecast, please see the Summary of Semiannual Non-Consolidated Financial Statements for the Year ending March 31, 2002 of Mitsui Sumitomo Insurance Company, Limited (formerly Mitsui Marine and Fire Insurance Company, Limited).

The figures after deducting the refundable premium of the automobile insurance *"Modo-Rich"*, which contains a special clause of premium adjustment and refund at maturity, is presented herein.

Income and Loss for the Six Months ended September 30, 2001 in comparison with the corresponding Six Months of the Previous Year

(All amounts are in millions of yen and (-) represents decrease.)

Accounts \ Periods	For the six months ended Sept. 30, 2000	For the six months ended Sept. 30, 2001	Fluctuation	Percentage of increase or decrease	For the year ended Mar. 31, 2001
				%	
Direct premiums written (including deposit premiums by policyholders)	**430,611**	**406,130**	**- 24,481**	**- 5.7**	**807,291**
Direct premiums written	312,799	319,544	6,745	2.2	604,566
Ordinary Income and Expenses					
Underwriting income	**438,926**	**396,914**	**- 42,011**	**- 9.6**	**842,777**
Net premiums written	282,501	291,733	9,232	3.3	547,370
Deposit premiums by policyholders	117,812	86,585	- 31,226	- 26.5	202,724
Investment in income on deposit premiums, etc.	21,272	18,588	- 2,684	- 12.6	41,127
Decrease in underwriting reserves	17,331	--	- 17,331	- 100.0	51,213
Underwriting expenses	**385,268**	**341,105**	**- 44,162**	**- 11.5**	**735,685**
Net losses paid	133,672	141,592	7,919	5.9	282,480
Losses adjustment expenses	12,491	12,846	354	2.8	25,169
Commission and brokerage expenses	51,138	51,350	212	0.4	98,025
Deposits to policyholders	181,513	120,046	- 61,467	- 33.9	302,883
Increase in reserve for outstanding claims	5,713	10	- 5,703	- 99.8	26,368
Increase in underwriting reserves	--	14,689	14,689	--	--
Investment income	**23,548**	**27,440**	**3,892**	**16.5**	**52,579**
Interest and dividend income	39,104	37,650	- 1,453	- 3.7	73,711
Gain on sale of securities	5,292	7,146	1,854	35.0	16,328
Transfer of investment income on deposit premiums, etc.	- 21,272	- 18,588	2,684	--	- 41,127
Investment expenses	**6,045**	**13,954**	**7,909**	**130.8**	**12,276**
Loss on sale of securities	2,561	566	- 1,994	- 77.9	5,146
Loss on devaluation of securities	2,636	11,214	8,577	325.3	6,222
Operating, general and administrative expenses	**56,496**	**56,432**	**- 63**	**- 0.1**	**111,231**
Operating, general and administrative expenses for underwriting	52,586	52,316	- 269	- 0.5	103,334
Other ordinary income and expenses	- 2,182	- 80	2,101	--	- 2,804
Ordinary profit	**12,483**	**12,781**	**298**	**2.4**	**33,358**
Underwriting gain	304	2,470	2,165	711.8	2,940
Extraordinary Income and Losses					
Extraordinary income	458	10,148	9,689	2,112.0	1,042
Extraordinary losses	2,025	13,810	11,784	581.7	14,281
Extraordinary income and losses	**- 1,566**	**- 3,661**	**- 2,094**	**--**	**- 13,239**
Income before income taxes	10,916	9,120	- 1,796	- 16.5	20,119
Income taxes and inhabitants' taxes	9,699	11,436	1,737	17.9	13,248
Adjustment of income taxes	- 6,580	- 9,477	- 2,897	--	- 7,226
Net income	**7,797**	**7,161**	**- 635**	**- 8.2**	**14,097**
Unappropriated retained earnings brought forward from the previous year	15,264	9,925	- 5,338	- 35.0	15,264
Reversal of reserve for special depreciation	--	143	143	--	--
Reversal of reserve for losses on overseas investments, etc.	--	0	0	--	--
Reversal of reserve for advanced depreciation	--	4	4	--	--
Reserve for advanced depreciation	--	60	60	--	--
Retirement of treasury stock with net income	7,859	--	- 7,859	- 100.0	7,859
Unappropriated retained earnings at end of year	**15,202**	**17,174**	**1,972**	**13.0**	**21,502**
Raito	%	%			%
Net loss ratio	51.7	52.9			56.2
Net operating expense ratio	36.7	35.5			36.8

(Note) Underwriting profit = Underwriting income - (Underwriting expenses + Operating, general and administrative expenses for underwriting) ± Other income and expenses

"Other income and expenses" includes the amounts equivalent to income taxes incurred with Compulsory automobile liability insurance, etc.

Net loss ratio = (Net claims paid + Loss adjustment expense) / Net premiums written × 100

Net operating expense ratio = (Commission and brokerage expenses + Operating, general and administrative expenses) / Net premiums written × 100

The figures after deducting the refundable premium of the automobile insurance *"Modo-Rich"*, which contains a special clause of premium adjustment and refund at maturity, is presented herein.

Direct premiums written (including deposit premiums by policyholders)

(All amounts are in millions of yen.)

Periods / Accounts	For the six months ended Sept. 30, 2000			For the six months ended Sept. 30, 2001			For the year ended Mar. 31, 2001		
	Amount	Increase	Ratio	Amount	Increase	Ratio	Amount	Increase	Ratio
		%	%		%	%		%	%
Fire Insurance	74,977	5.5	17.4	68,097	- 9.2	16.8	141,850	- 0.9	17.6
Marine Insurance	11,748	- 0.5	2.7	12,864	9.5	3.2	24,310	4.3	3.0
Personal Accident Insurance	120,197	4.6	27.9	92,286	- 23.2	22.7	209,867	- 2.3	26.0
Automobile Insurance	138,521	3.6	32.2	143,603	3.7	35.4	271,037	3.0	33.6
Compulsory Automobile Liability Insurance	36,314	1.7	8.4	36,667	1.0	9.0	64,484	2.1	8.0
Miscellaneous	48,852	8.2	11.4	52,609	7.7	12.9	95,741	10.7	11.8
Total	**430,611**	**4.4**	**100.0**	**406,130**	**- 5.7**	**100.0**	**807,291**	**1.7**	**100.0**
Deposit premiums by policyholders (inclusive)	117,812	9.4	27.4	86,585	- 26.5	21.3	202,724	- 1.6	25.1

Net premiums written

(All amounts are in millions of yen.)

Periods / Accounts	For the six months ended Sept. 30, 2000			For the six months ended Sept. 30, 2001			For the year ended Mar. 31, 2001		
	Amount	Increase	Ratio	Amount	Increase	Ratio	Amount	Increase	Ratio
		%	%		%	%		%	%
Fire Insurance	41,346	- 2.6	14.6	44,503	7.6	15.3	82,425	- 3.3	15.1
Marine Insurance	9,650	- 0.8	3.4	10,639	10.2	3.6	19,748	0.7	3.6
Personal Accident Insurance	33,712	3.3	11.9	31,230	- 7.4	10.7	61,622	- 0.1	11.2
Automobile Insurance	136,982	3.6	48.5	142,059	3.7	48.7	268,003	3.0	49.0
Compulsory Automobile Liability Insurance	20,728	2.6	7.4	21,265	2.6	7.3	39,121	3.1	7.1
Miscellaneous	40,080	5.8	14.2	42,034	4.9	14.4	76,449	6.8	14.0
Total	**282,501**	**2.7**	**100.0**	**291,733**	**3.3**	**100.0**	**547,370**	**2.1**	**100.0**

Net losses paid

(All amounts are in millions of yen.)

Periods / Accounts	For the six months ended Sept. 30, 2000			For the six months ended Sept. 30, 2001				For the year ended Mar. 31, 2001		
	Amount	Increase	Net loss ratio	Amount	Increase	Net loss ratio	Fluctuation	Amount	Increase	Net loss ratio
		%	%		%	%	%		%	%
Fire Insurance	12,971	- 0.3	33.2	12,475	- 3.8	29.7	- 3.5	27,144	- 18.7	34.9
Marine Insurance	4,793	- 7.0	54.9	6,978	45.6	70.5	15.6	10,692	- 9.9	59.2
Personal Accident Insurance	12,436	- 2.6	39.9	12,567	1.1	42.8	2.9	25,453	- 3.2	43.9
Automobile Insurance	69,878	2.8	56.1	74,059	6.0	57.4	1.3	148,597	4.4	60.7
Compulsory Automobile Liability Insurance	12,693	7.6	69.7	12,604	- 0.7	68.6	- 1.1	25,387	6.5	75.9
Miscellaneous	20,898	6.5	55.8	22,907	9.6	57.7	1.8	45,205	8.8	62.4
Total	**133,672**	**2.6**	**51.7**	**141,592**	**5.9**	**52.9**	**1.2**	**282,480**	**1.2**	**56.2**

(Note 1) Net loss ratio is calculated on the basis of net losses paid adding to loss adjustment expenses.

(Note 2) Refundable premiums of the automobile insurance "*Modo-Rich*", which contains a special clause of premium adjustment and refund at maturity:

For the six months ended Sep. 30, 2000: ¥5,955 million
For the six months ended Sep. 30, 2001: ¥6,109 million
For the six months ended March 31, 2001: ¥11,869 million

Balance Sheet

(All amounts are in millions of yen.)

Accounts \ Periods	(As of Sep. 30, 2000)		Accounts \ Periods	59th Business year (As of Sep. 30, 2001)		Fluctuation	58th Business year (As of Mar. 31, 2001)	
	Amount	Ratio		Amount	Ratio		Amount	Ratio
		%			%			%
(Assets)			(Assets)					
Cash on hand and in banks	139,798	3.89	Cash on hand and in banks	227,170	6.82	87,371	170,113	4.79
			Cash	371			494	
			Bank deposits	226,798			169,619	
Call loans	59,220	1.65	Call loans	--		- 59,220	--	
Monetary claims bought	3,102	0.09	Monetary claims bought	5,182	0.16	2,080	3,181	0.09
Money trust	10,688	0.30	Money trust	7,292	0.22	- 3,396	10,663	0.30
Securities	2,563,508	71.32	Securities	2,304,563	69.18	- 258,944	2,549,604	71.84
			National government bonds	76,283			69,264	
			Municipal bonds	469,284			475,303	
			Corporate bonds	481,467			481,967	
			Stock	827,917			1,067,670	
			Foreign securities	437,540			445,149	
			Other securities	12,070			10,249	
Loans	478,436	13.31	Loans	401,399	12.05	- 77,036	442,365	12.46
			Policy loans	14,596			15,024	
			General loans	386,803			427,341	
Real property and equipment	144,661	4.02	Real property and equipment	140,409	4.21	- 4,251	141,971	4.00
			Land	42,937			43,042	
			Buildings	80,720			82,829	
			Equipment	16,748			16,066	
			Construction in progress	3			33	
Other assets	169,710	4.72	Other assets	167,650	5.03	- 2,060	167,637	4.72
			Premiums receivable	678			730	
			Home agents' balances	44,298			41,267	
			Foreign agents' balances	397			4,685	
			Co-insurance receivables	3,090			3,474	
			Reinsurance receivables	26,509			26,176	
			Foreign reinsurance receivables	10,448			9,063	
			Agency business receivables	1			0	
			Accounts receivable	5,736			4,312	
			Accrued income	13,392			15,470	
			Deposits receivable	23,702			25,466	
			Deposits with Japan Earthquake Reinsurance Company	22,315			21,628	
			Suspense payments	15,457			13,686	
			Deposit paid for future transactions	--			13	
			Financial derivative instruments	1,265			1,312	
			Other miscellaneous assets	355			348	
Customers' guarantees liability	43,396	1.21	Customers' guarantees liability	87,156	2.62	43,760	77,237	2.18
Allowance for bad debts	- 17,769	- 0.49	Allowance for bad debts	- 9,531	- 0.29	8,237	- 13,453	- 0.38
Allowance for investment losses	- 566	- 0.02	Allowance for investment losses	- 120	- 0.00	445	- 126	- 0.00
Total Assets	3,594,187	100.00	Total Assets	3,331,174	100.00	- 263,012	3,549,196	100.00

(All amounts are in millions of yen.)

Periods / Accounts	(As of Sep. 30, 2000) Amount	Ratio	Periods / Accounts	59th Business year (As of Sep. 30, 2001) Amount	Ratio	Fluctuation	58th Business year (As of Mar. 31, 2001) Amount	Ratio
		%			%			%
(Liabilities)			(Liabilities)					
Underwriting funds	2,402,481	66.84	Underwriting funds	2,402,008	72.11	- 472	2,395,168	67.48
Reserve for outstanding claims	181,523		Reserve for outstanding claims	192,378		10,854	202,177	
Underwriting reserves	2,220,958		Underwriting reserves	2,209,630		- 11,327	2,192,990	
			Convertible bonds	52,363	1.57	52,363	52,363	1.48
Other liabilities	172,894	4.81	Other liabilities	85,157	2.56	- 87,736	73,086	2.06
Convertible bonds	52,363		Co-insurance payables	2,788			2,134	
Other	120,531		Reinsurance payables	22,997			20,149	
			Foreign reinsurance payables	4,261			9,824	
			Agency business payables	0			2	
			Loans payable	--			14	
			Accrued income taxes	11,706			3,297	
			Guarantee money	6,282			13,882	
			Deferred income	1,375			1,533	
			Accounts payable	33,072			13,868	
			Suspense receipts	1,449			7,248	
			Financial derivative instruments	378			138	
			Deferred hedge gains	844			991	
			Other miscellaneous liabilities	1			1	
Accrued retirement benefits	59,385	1.65	Accrued retirement benefits	72,847	2.19	13,462	67,376	1.90
Accrued bonuses for employees	4,579	0.13	Accrued bonuses for employees	3,817	0.11	- 761	4,715	0.13
Reserve under the special law	9,374	0.26	Reserve under the special law	8,143	0.24	- 1,231	10,002	0.28
Reserve for price fluctuation	9,374		Reserve for price fluctuation	8,143		- 1,231	10,002	
Deferred tax liabilities	146,579	4.08	Deferred tax liabilities	35,087	1.05	- 111,491	132,037	3.72
Guarantees outstanding	43,396	1.21	Guarantees outstanding	87,156	2.62	43,760	77,237	2.18
Total liabilities	2,838,689	78.98	Total liabilities	2,746,581	82.45	- 92,108	2,811,986	79.23
(Shareholders' Equity)			(Shareholders' Equity)					
Capital stock	60,020	1.67	Capital stock	60,020	1.80	--	60,020	1.69
Additional paid-in capital	35,549	0.99	Additional paid-in capital	35,549	1.07	--	35,549	1.00
Legal earned reserve	18,659	0.52	Legal earned reserve	19,759	0.59	1,100	18,659	0.53
Other retained earnings	186,530	5.19	Other retained earnings	193,877	5.82	7,347	192,829	5.43
Appropriated retained earnings	171,327		Appropriated retained earnings	176,702		5,374	171,327	
			Reserve for cash dividends	28,900			28,400	
			Reserve for retirement allowance to officers	1,040			1,040	
			Contingency reserve	84,800			82,800	
			Reserve for special depreciation	768			663	
			Reserve for losses on overseas investments, etc.	3			3	
			Reserve for advanced depreciation	690			220	
			Special reserve	60,500			58,200	
Unappropriated retained earnings	15,202		Unappropriated retained earnings	17,174		1,972	21,502	
Unrealized holding gain on securities	454,738	12.65	Unrealized holding gain on securities	275,386	8.27	- 179,351	430,151	12.12
Total Shareholders' equity	755,497	21.02	Total Shareholders' equity	584,592	17.55	- 170,904	737,210	20.77
Liabilities and Total Shareholders' equity	3,594,187	100.00	Liabilities and Total Shareholders' equity	3,331,174	100.00	- 263,012	3,549,196	100.00

(Note) There was no increase in the number of shares in issue during the six months ended September 30, 2001.

00119 5,000 2001.10 (新)

Statement of Income

(All amounts are in millions of yen.)

Accounts	For the six months ended Sep. 30, 2000 (Apr. 1, 2000 - Sep. 30, 2000) Amount	Accounts	59th Business year (Apr. 1, 2001 - Sep. 30, 2001) Amount	Fluctuation	58th Business year (Apr. 1, 2000 - Mar. 31, 2001) Amount
Ordinary income and losses		Ordinary income and losses			
Ordinary income	462,993	Ordinary income	431,311	- 31,682	896,755
Underwriting income	438,926	Underwriting income	403,024	- 35,902	842,777
Net premiums written	288,457	Net premiums written	297,843	9,386	559,240
Deposit premiums by policyholders	117,812	Deposit premiums by policyholders	86,585	- 31,226	202,724
Investment income on deposit premiums, etc.	21,272	Investment income on deposit premiums, etc.	18,588	- 2,684	41,127
Decrease in underwriting reserves	11,375	Decrease in underwriting reserves	--	- 11,375	39,343
		Foreign exchange gain	--		331
		Other underwriting income	7		9
Investment income	23,548	Investment income	27,440	3,892	52,579
Interest and dividend income	39,104	Interest and dividend income	37,650	- 1,453	73,711
Gain on sale of securities	5,292	Income from money trusts	593		657
Transfer of investment income on deposit premiums, etc.	- 21,272	Gain on sale of securities	7,146	1,854	16,328
		Gain on maturity of securities	495		154
		Gain on financial derivative instruments	--		1,333
		Foreign exchange gain	--		874
		Decrease in allowance for investment losses	5		229
		Other investment income	136		419
		Transfer of investment income on deposit premiums, etc.	- 18,588	2,684	- 41,127
Other ordinary income	518	Other ordinary income	846	327	1,398
Ordinary expenses	450,510	Ordinary expenses	418,530	- 31,980	863,396
Underwriting expenses	385,268	Underwriting expenses	347,215	- 38,052	735,685
Net losses paid	133,672	Net losses paid	141,592	7,919	282,480
Losses adjustment expenses	12,491	Losses adjustment expenses	12,846	354	25,169
Commission and brokerage expenses	51,138	Commission and brokerage expenses	51,350	212	98,025
Deposits to policyholders	181,513	Deposits to policyholders	120,046	- 61,467	302,883
Increase in reserve for outstanding claims	5,713	Maturity dividends to policyholders	138		633
		Increase in reserve for outstanding claims	10	- 5,703	26,368
		Increase in underwriting reserves	20,799	20,799	--
		Foreign exchange loss	347		--
		Other underwriting expenses	84		124
Investment expenses	6,045	Investment expenses	13,954	7,909	12,276
Loss on sale of securities	2,561	Loss on money trusts	1,407		433
Loss on devaluation of securities	2,636	Loss on sale of securities	566	- 1,994	5,146
		Loss on devaluation of securities	11,214	8,577	6,222
		Loss on maturity of securities	0		333
		Expenses for financial derivative instruments	504		--
		Foreign exchange loss	206		--
		Other investment expenses	55		140

Operating, general and administrative expenses	56,496	Operating, general and administrative expenses	56,432	- 63	111,231
Other ordinary expenses	2,700	Other ordinary expenses	926	- 1,773	4,203
		Interest paid	368		739
		Increase in allowance for bad debts	--		626
		Loss on bad debts	--		718
		Other ordinary expenses	558		2,119
Ordinary profit	12,483	Ordinary profit	12,781	298	33,358
Extraordinary income and losses		Extraordinary income and losses			
Extraordinary income	458	Extraordinary income	10,148	9,689	1,042
		Gain on disposal of real property and equipment	240		1,042
		Decrease in reserve under the special law	1,859	1,859	--
		Reserve for price fluctuation	1,859	1,859	--
		Other extraordinary income	8,048		--
Extraordinary losses	2,025	Extraordinary losses	13,810	11,784	14,281
Increase in reserve under the special law	729	Loss on disposal of real property and equipment	588		1,170
Reserve for price fluctuation	729	Increase in reserve under the special law	--	- 729	1,357
Other	1,295	Reserve for price fluctuation	--	- 729	1,357
		Other extraordinary loss	13,221		11,753
Income before income taxes	10,916	Income before income taxes	9,120	- 1,796	20,119
Income taxes and inhabitants' taxes	9,699	Income taxes and inhabitants' taxes	11,436	1,737	13,248
Adjustment of income taxes	- 6,580	Adjustment of income taxes	- 9,477	- 2,897	- 7,226
Net income	7,797	Net income	7,161	- 635	14,097
Unappropriated retained earnings brought from the previous year	15,264	Unappropriated retained earnings brought from the previous year	9,925	- 5,338	15,264
Reversal of reserve for special depreciation	--	Reversal of reserve for special depreciation	143	143	--
Reversal of reserve for losses on overseas investment, etc.	--	Reversal of reserve for losses on overseas investment, etc.	0	0	--
Reversal of reserve for advanced depreciation	--	Reversal of reserve for advanced depreciation	4	4	--
Reserve for advanced depreciation	--	Reserve for advanced depreciation	60	60	--
Retirement of treasury stock with net income	7,859	Retirement of treasury stock with net income	--	- 7,859	7,859
Unappropriated retained earnings at end of year	15,202	Unappropriated retained earnings at end of year	17,174	1,972	21,502

00119 5,000 2001.10 (新)

Significant Accounting Policies for Semiannual Non-Consolidated Financial Statements

1. Standard and method of valuation for securities are as follows:

(1) Valuation of shares of subsidiaries and affiliates is carried at the cost method on a moving average cost basis.
(2) Marketable securities classified as other securities are carried at market price as of the balance sheet date with changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in shareholders' equity. The cost of securities sold is calculated by the moving average method.
(3) Valuation of non-marketable securities classified as other securities is carried at the cost method or depreciation cost method on a moving average cost basis.

2. Standard and method of valuation of money trust:
Valuation of securities managed as trust assets and included in a money trust that is independently managed mainly for the purpose of securities investment, is carried at the market price method.

3. Standard and method of valuation for derivative transactions:
Valuation of derivative transactions is carried at the market price method. Derivative transactions that fulfill requirements for exceptional treatments permitted for interest rate swaps are accounted for using exceptional treatments.

4. Method of valuation of real property and equipment:
Depreciation of real property and equipment is carried at the declining balance method. Provided, however, that buildings (excluding attached equipment thereto) which were acquired on and after April 1, 1998 are depreciated by the straight-line method.

5. Translation standards for assets and liabilities denominated in foreign currencies:
Assets and liabilities denominated in foreign currencies are translated into Japanese yen at the rate of the spot rate exchange as of the semiannual balance sheet date. Unrealized translation gain or loss is stated as income or loss.

6. Basis for significant allowances:
(1) Allowance for bad debts

The allowance for bad debts is provided for possible losses on bad debts at an amount determined pursuant to the standards for self-appraisal of assets and the standards for depreciation and provisions of reserves as follows:

With respect to receivables from obligors who were known to have suffered from the collapse of management for whatever reason, legally or as a matter of form such as bankruptcy, special liquidation or suspension of any transaction at the note exchanges or who fell substantially into the collapse of management, reserve is provided for by an amount equivalent to the balance obtained by deducting an expected amount to be realized by the enforcement of mortgage and an amount possibly collected by the enforcement of a guarantee from the amount of receivables.

With respect to receivables from obligors who were deemed highly possibly to fall into the collapse of management, reserve is provided for by an amount deemed necessary upon overall judgment of their liquidity out of the amount equivalent to the balance obtained by deducting an expected amount to be realized by the enforcement of mortgage and an amount possibly collected by the enforcement of guarantee from the amount of receivables.

With respect to receivables other than those stated above, reserve is provided for by an amount obtained by multiplying the amount of receivables by a bad debt rate calculated based on the amount of written-off receivables in the past specified period.

With respect to each receivable, the assessment division (which is independent from operating divisions) and the inspection division review and audit valuations of collectibility of each loan made by the operating divisions based on the standards for self-appraisal of receivables. Provisions to the allowance for bad debt is based on the results of these reviews.

(2) Allowance for investment losses

Allowance for investment losses is provided in the amount deemed necessary based on the Company's self-appraisal of securities to provide for possible future losses on securities.

(3) Accrued retirement benefits

Accrued retirement benefits for employees are provided for an amount recognized to be paid at the end of the semiannual period based on the estimated amount of retirement benefit and the market value of the pension plan assets at the end of the subject semiannual period.

Actuarial difference and past service liabilities are charge to income as a temporary expense in the year in which such difference and liabilities occurred.

(4) Accrued bonuses for employees

Accrued bonuses for employees are provided on the basis of an estimated amount payable at the end of semiannual period.

(5) Reserve for price fluctuation

The reserve for price fluctuation is made to provide for losses arising out of fluctuations in prices of shares, etc. under the provisions of Article 115 of the Insurance Business Law.

7. Accounting for consumption tax, etc.:

Consumption taxes are accounted for by the net-of-tax method. Expenses including loss adjustment expenses, operating, general and administrative expenses are accounted for by the gross-of-tax method. Non-deductible consumption taxes on assets are stated in suspense payments and amortized over a period of five years by the straight-line method.

8. Accounting for leases:

Finance leases, except for those in which ownership is deemed to be transferred to the lessee, are accounted for as operating leases, that is, the rental of real property.

9. Hedge accounting method:

(1) Hedge accounting method

Interest rate swap transactions are accounted for using deferred hedging treatment. Hedging transactions that fulfill requirements for exceptional treatments permitted for interest rate swaps are accounted for using exceptional treatments.

(2) Hedging vehicle and scope
Interest rate swap transactions are hedging vehicles, and hedging is used for a portion of floating interest rate loans and bonds.

(3) Hedging policy
Individual hedging is applied to reduce or eliminate cash flow fluctuation risks associated with floating interest rate loans and securities.

(4) Hedging effectiveness evaluation method
The effectiveness of hedging is computed every six-month period based on comparisons between hypothetical total cash flow fluctuations concerned with the hedging and total cash flow fluctuations of hedging vehicles from the start of hedging until the effectiveness evaluation. Hedging transactions that fulfill requirements for exceptional treatments permitted for interest rate swaps are excluded from hedging effectiveness evaluation.

Notes

(Non-consolidated Balance Sheets)

1. The accumulated amount of depreciation of real property and equipment is ¥121,344 million and the advanced depreciation of real property and equipment is ¥10,251 million.

2. Monetary receivables from subsidiaries (loans and foreign reinsurance receivables, etc.) amount to ¥3,826 million and monetary payables to subsidiaries (foreign reinsurance payables and suspense payment) amount to ¥1,300 million.

3. Investment in shares of subsidiaries amounts to ¥41,801 million and contribution to subsidiaries amounts to ¥25 million.

4. Treasury stock (excluding shares acquired according to the criteria under Article 210, Section 2, Item 3 of the Commercial Code, or Item 1 of the same article) amounts to ¥9 million.

5. Assets pledged as collateral comprise ¥3,999 million.

6. Total number of shares to be issued by the Company is 1,488,001,000 shares and total number of shares issued is 663,000,418 shares.

7. Accrued income tax includes the suspense payments of enterprise tax of ¥1,434 million and income tax and inhabitants' tax of ¥10,272 million.

8. (1) Loans to borrowers under collapse of management totaled ¥25 million. Loans to borrowers under bankruptcy proceedings are those loans among all loans for which payment of principal or interest has not been received for a substantial period and for which, for other reasons, there are no prospects for collection or repayment of principal or interest, and accordingly, no accrued interest has been accounted for (excluding such part as written off and hereinafter referred to as "non-accounting for accrued unpaid interest loans") which fall under the events

as stated in the Enforcement Ordinances for the Corporation Tax Law (Government Ordinance No. 97, 1965), items *i* through *v* in Article 96, Section 1, Item 3, or the other events stated in Item 4 of the same Article.

(2) Past-due loans amounted to ¥7,960 million.
Past-due loans are defined as those non-accounting for accrued unpaid interest loans other than loans to borrowers under collapse of management and other than loans for which interest payments have been rescheduled for the purpose of assisting these borrowers in management restructuring or providing support.

(3) Past-due loans for three months or more totaled ¥360 million.
Past-due loans for three months or more are defined as those for which principal or interest has been in arrears for three months or more from the stated payment date but which are not classified as loans to borrowers under collapse of management or past-due loans.

(4) Restructured loans totaled ¥4,982 million.
Restructured loans are those for which the Company has granted terms and conditions including reducing or exempting interest rates, rescheduling interest and principal payments, or waiving claims to the borrower or more favorable to the borrower than those in the original loan agreement. Such loans exclude loans to borrowers under collapse of management, and past-due loans for three months or more.

(5) Loans to borrowers under collapse of management, past due loans, past-due loans for three months or more, and restructured loans amounted to ¥13,329 million.

9. National government bonds included loaned securities in the amount of ¥3,087 million.

(Statement of Income)

1. Total income from transactions with subsidiaries (income and reinsurance premiums received, etc. resulting from a transfer of assets and liabilities) amounted to ¥12,890 million and total expenses (business commission fee, reinsurance premiums paid, etc.) amounted to ¥14,462 million.

2. Breakdown of net premiums written:

Gross premiums	¥350,327 million
Ceded premiums	52,484 million
Difference	¥297,843 million

3. Breakdown of net losses paid:

Gross losses	¥185,311 million
Losses recovered by reinsurance	43,719 million
Difference	¥141,892 million

4. Breakdown of commission and brokerage expenses:

Commission and brokerage expenses	¥58,150 million
Reinsurance commissions	¥6,799 million
Difference	¥51,350 million

5. Breakdown of interest receivable and dividends receivable:

Interest on bank deposits	¥138 million
Interest on call loans	3 million
Interest on monetary receivables bought	25 million
Interest on and dividends from securities	28,971 million
Interest on loans	5,787 million
Rent of real property	2,486 million
Other interest	239 million
Total	¥37,650 million

6. The net of unrealized valuation income and losses from money trusts was a loss of ¥583 million. The net of unrealized valuation income and losses from financial derivative instruments was a gain of ¥140 million.

7. Other extraordinary income is as follows:
Liabilities for past service of employees for retirement benefits accounting (decrease in debts) were written off as temporary income: ¥1,384 million
Reversal of allowance for bad debts: ¥753 million
Income resulting from a transfer of assets and liabilities in accordance with the incorporation of the U.S. branch as a company: ¥5,911 million

8. Other extraordinary losses are as follows:
Actuarial differences were charge to income as temporary expenses in accordance with the retirement benefit accounting: ¥5,551 million
Expenses for merger preparations with Mitsui Marine and Fire Insurance Co., Ltd. ¥7,116 million
Expenses for the business transfer from overseas branches to overseas subsidiaries: ¥553 million

00119 5,000 2001.10 (新)

Lease Transactions

For the six months ended September 30, 2000 (April 1, 2000 - September 30, 2000)	59th Business Year (April 1, 2001 - September 30, 2001)	58th Business Year (April 1, 2000 - March 31, 2001)
1. Finance lease transactions except for those agreements which stipulate the transfer of ownership of the leased assets to the lessee	1. Finance lease transactions except for those agreements which stipulate the transfer of ownership of the leased assets to the lessee	1. Finance lease transactions except for those agreements which stipulate the transfer of ownership of the leased assets to the lessee
(1) The pro forma amounts of the acquisition costs, accumulated depreciation and net book value of the leased assets as of September 30, 2000 were as follows:	(1) The pro forma amounts of the acquisition costs, accumulated depreciation and net book value of the leased assets as of September 30, 2001 were as follows:	(1) The pro forma amounts of the acquisition costs, accumulated depreciation and net book value of the leased assets as of March 31, 2001 were as follows:
(Millions of yen)	*(Millions of yen)*	*(Millions of yen)*
Acquisition costs Accumulated depreciation Net book value	Acquisition costs Accumulated depreciation Net book value	Acquisition costs Accumulated depreciation Net book value
Equipment 3,798 2,352 1,446	Equipment 3,515 2,778 737	Equipment 3,818 2,723 1,095
The acquisition costs shown above represent the aggregate future minimum lease payments because such payments were immaterial to the net book value of real property and equipment at September 30, 2000.	The acquisition costs shown above represent the aggregate future minimum lease payments because such payments were immaterial to the net book value of real property and equipment at September 30, 2001.	Same as that for the six months ended September 30, 2001.
(2) Future minimum lease payments outstanding as of September 30, 2000 are summarized as follows:	(2) Future minimum lease payments outstanding as of September 30, 2001 are summarized as follows:	(2) Future minimum lease payments outstanding as of March 31, 2001 are summarized as follows:
Due in one year or less ¥728 million	Due in one year or less ¥426 million	Due in one year or less ¥668 million
Due after one year ¥717 million	Due after one year ¥310 million	Due after one year ¥426 million
Total ¥1,446 million	Total ¥737 million	Total ¥1,095 million
The future minimum lease payments shown above represent the total lease payments including the interest portion thereon because such payments were immaterial to the net book value of real property and equipment at September 30, 2000.	The future minimum lease payments shown above represent the total lease payments including the interest portion thereon because such payments were immaterial to the net book value of real property and equipment at September 30, 2001.	Same as that for the six months ended September 30, 2001.
(3) Lease payments and depreciation of leased assets are shown below:	(3) Lease payments and depreciation of leased assets are shown below:	(3) Lease payments and depreciation of leased assets are shown below:
Lease payments ¥382 million	Lease payments ¥358 million	Lease payments ¥756 million
Depreciation ¥382 million	Depreciation ¥358 million	Depreciation ¥756 million
(4) Method of calculation of depreciation	(4) Method of calculation of depreciation	(4) Method of calculation of depreciation

00119 5,000 2001.10 (新)

For the six months ended September 30, 2000 (April 1, 2000 - September 30, 2000)	59th Business Year (April 1, 2001 - September 30, 2001)	58th Business Year (April 1, 2000 - March 31, 2001)
Depreciation of leased assets is calculated by the straight-line method over the respective lease terms assuming a residual value of zero.	*Same as that for the six months ended September 30, 2000.*	*Same as that for the six months ended September 30, 2000.*
2. *Operating lease transaction*	2. *Operating lease transaction*	2. *Operating lease transaction*
Future minimum lease payments for operating leases outstanding as of September 30, 2000 are summarized as follows:	Future minimum lease payments for operating leases outstanding as of September 30, 2001 are summarized as follows:	Future minimum lease payments for operating leases outstanding as of March 31, 2001 are summarized as follows:
Due in one year or less ¥-- million	Due in one year or less ¥-- million	Due in one year or less ¥-- million
Due after one year ¥-- million	Due after one year ¥-- million	Due after one year ¥-- million
Total ¥-- million	Total ¥-- million	Total ¥-- million

00119 5,000 2001.10 (新)

Securities

1. Securities for sale and purchase (As of September 30, 2001):
   Not applicable.

2. Held-to-maturity debt securities for which market value is available (As of September 30, 2001):
   Not applicable.

3. Shares of subsidiaries and affiliate companies for which market value is available (As of September 30, 2001):
   Not applicable.

4. Other securities for which market value is available:

(Millions of yen)

Types of securities		59th Business Year (As of September 30, 2001)		
		Acquisition cost	Carrying value	Unrealized gain (loss)
Securities, of which carrying value is more than acquisition cost	Bonds and debentures	929,895	982,540	52,645
	Stock	364,738	719,334	354,596
	Foreign securities	279,000	328,275	49,275
	Other (note 1)	2,995	3,213	217
	Subtotal	1,576,630	2,033,364	456,734
Securities, of which carrying value is not more than acquisition cost	Bonds and debentures	44,460	44,171	- 288
	Stock	94,890	77,804	- 17,086
	Foreign securities	64,586	57,346	- 7,240
	Other (note 2)	8,244	7,577	- 666
	Subtotal	212,182	186,899	- 25,282
Total		1,788,812	2,220,264	431,452

(Note 1) "Other" includes beneficiary rights for commodity investments (acquisition cost of ¥495 million, carrying value of ¥570 million and unrealized gain of ¥74 million), which are accounted for as monetary claims bought on the balance sheet.

(Note 2) "Other" includes beneficiary rights for commodity investments (acquisition cost of ¥40 million, carrying value of ¥33 million and unrealized loss of ¥6 million), which are accounted for as monetary claims bought on the balance sheet.

5. Held-to-maturity debt securities, which were sold during the six months ended September 30, 2001 (From April 1, 2001 to September 30, 2001):
   Not applicable.

6. Other securities, which were sold during the six months ended September 30, 2001:

(Millions of yen)

Types of securities	59th Business Year (From April 1, 2001 to September 30, 2001)		
	Selling price	Total gain on sale	Total loss on sale
Other securities	83,240	7,146	564

7. Information on securities for which market value is not applicable on the balance sheet (As of September 30, 2001):
   (1) Held-to-maturity debt securities: Not applicable.

00119 5,000 2001.10 (新)

(2) Shares of subsidiaries and affiliate companies:

Stock:	¥11,449 million
Foreign securities:	¥30,567 million

(3) Other securities:

Bonds and debentures:	¥322 million
Stock:	¥19,318 million
Foreign securities:	¥21,351 million
Other:	¥5,842 million

(Note) "Other" includes commercial paper, etc. ¥3,958 million of which is accounted for as monetary claims bought on the balance sheet.

8. Redemption amounts of securities with maturity and held-to-maturity debt securities, which are classified as "Other securities":

(Millions of yen)

Types of securities	59th Business year (As of September 30, 2001)			
	Due in one year or less	Due after one year and in five years or less	Due after five years and in ten years or less	Due after ten years
National government bonds	4,567	36,253	28,930	6,532
Municipal bonds	75,798	313,208	79,851	425
Corporate bonds	54,266	214,038	199,644	13,517
Foreign securities	20,011	167,851	104,533	12,147
Other securities	2,631	--	--	--
Total	157,276	731,352	412,959	32,623

(Note) "Other" includes commercial paper (due in one year or less: ¥2,631 million) which is accounted for as monetary claims bought on the balance sheet. There are no held-to-maturity debt securities.

00119 5,000 2001.10 (新)

Securities

1. Securities for sale and purchase (As of March 31, 2001):
   Not applicable.

2. Held-to-maturity debt securities for which market value is available (As of March 31, 2001):
   Not applicable.

3. Shares of subsidiaries and affiliates for which market value is available (As of March 31, 2001):
   Not applicable.

4. Other securities for which market value is available:

(Millions of yen)

Types of securities		58th Business Year (As of March 31, 2001)		
		Acquisition cost	Carrying value	Unrealized gain (loss)
Securities, of which carrying value is more than acquisition cost	Bonds and debentures	960,812	1,014,537	53,725
	Stock	416,630	985,319	568,688
	Foreign securities	307,187	367,498	60,310
	Other (note 1)	6,439	6,862	422
	Subtotal	1,691,069	2,374,217	683,148
Securities, of which carrying value is not more than acquisition cost	Bonds and debentures	12,037	11,597	- 439
	Stock	57,623	51,714	- 5,909
	Foreign securities	47,970	45,041	- 2,929
	Other (note 2)	32,747	32,370	- 376
	Subtotal	150,379	140,724	- 9,654
Total		1,841,448	2,514,942	673,493

(Note 1) "Other" includes beneficiary rights for commodity investments (acquisition cost of ¥495 million, carrying value of ¥593 million and unrealized gain of ¥97 million), which are accounted for as monetary claims bought on the balance sheet.

(Note 2) "Other" includes transferable deposits, etc. (acquisition cost of ¥30,040 million, carrying value of ¥30,034 million and unrealized loss of ¥5 million), which are accounted for as cash on hand and in banks on the balance sheet.

5. Held-to-maturity debt securities, which were sold during year ended March 31, 2001 (From April 1, 2000 to March 31, 2001):
   Not applicable.

6. Other securities, which were sold during the year ended March 31, 2001:

(Millions of yen)

Types of securities	58th Business Year (From April 1, 2000 to March 31, 2001)		
	Selling price	Total gain on sale	Total loss on sale
Other securities	209,567	16,327	5,152

7. Information on securities for which market value is not applicable on the balance sheet (As of March 31, 2001):
   (1) Held-to-maturity debt securities: Not applicable.
   (2) Shares of subsidiaries and affiliate companies:

Stock: ¥11,459 million
Foreign securities: ¥9,963 million

(3) Other securities:
Bonds and debentures: ¥400 million
Stock: ¥19,172 million
Foreign securities: ¥22,645 million
Other: ¥3,518 million

(Note) "Other" includes commercial paper ¥1,873 million of which is accounted for as monetary claims bought on the balance sheet.

8. Redemption amounts of securities with maturity and held-to-maturity debt securities, which are classified as "Other securities":

(Millions of yen)

Types of securities	58th Business year (As of March 31, 2001)			
	Due in one year or less	Due after one year and in five years or less	Due after five years and in ten years or less	Due after ten years
National government bonds	4,265	30,773	29,756	4,470
Municipal bonds	36,913	316,196	118,019	4,173
Corporate bonds	61,322	233,892	172,720	14,033
Foreign securities	22,265	153,905	127,352	28,459
Other securities	31,873	510	--	--
Total	156,639	735,278	447,848	51,135

(Note) "Other" includes transferable deposits, etc. (due in one year or less: ¥31,873 million) which are accounted for as cash on hand and in banks on the balance sheet. There are no held-to-maturity debt securities.

For the six months ended September 30, 2000

Securities

1. Held-to-maturity debt securities for which market value is available:
   Not applicable.

2. Other securities for which market value is available:

(Millions of yen)

Types of securities	At the end of the previous six months (As of September 30, 2000)		
	Acquisition cost	Carrying value	Unrealized gain (loss)
Bonds and debentures	963,267	996,875	33,608
Stock	484,981	1,155,366	670,385
Foreign securities	338,185	347,398	9,212
Other	44,315	44,102	- 213
Total	1,830,749	2,543,742	712,992

(Note) "Other" includes transferable deposits, etc. (acquisition cost of ¥37,352 million, carrying value of ¥37,362 million and unrealized gain of ¥9 million), which are accounted for as cash on hand and in banks on the semiannual balance sheet.

3. Information on securities for which market value is not applicable on the semiannual balance sheet:
   (1) Held-to-maturity debt securities: Not applicable.

   (2) Other securities:
   Bonds and debentures: ¥400 million
   Stock: ¥18,814 million
   Foreign securities: ¥9,406 million
   Other: ¥1,601 million

00119 5,000 2001.10 (新)

For the 59th Business year (from April 1, 2001 to September 30, 2001)

Money Trusts

1. Money trusts intended for investment:

(Millions of yen)

Type	59th Business year (As of September 30, 2001)	
	Carrying value	Unrealized gain (loss) included in Income and Loss
Money trusts	7,292	- 583

2. Held-to-maturity money trusts:
   Not applicable.

3. Money trusts other than those are intended for investment and held-to-maturity:
   Not applicable.

For the 58th Business year (from April 1, 2000 to March 31, 2001)

Money Trusts

1. Money trusts intended for investment:

(Millions of yen)

Type	58th Business year (As of March 31, 2001)	
	Carrying value	Unrealized gain (loss) included in Income and Loss
Money trusts	10,663	- 400

2. Held-to-maturity money trusts:
   Not applicable.

3. Money trusts other than those are intended for investment and held-to-maturity:
   Not applicable.

00119 5,000 2001.10 (新) (

For the six months ended September 30, 2000

Money Trusts

1. Held-to-maturity money trusts:
   Not applicable.

3. Money trusts other than those are intended for investment and held-to-maturity:
   Not applicable.
   All money trusts are intended for investment.

00119 5,000 2001.10 (新) 0

Contract Amount, Market Value and Unrealized Gain or Loss of Derivative Transactions

1. Matters relating to transactions:

58th business year [From April 1, 2000 to March 31, 2001]	59th business year [From April 1, 2001 to September 30, 2001]
(1) Contents of transaction: Derivative transactions, which the Company utilizes, consist of forward foreign exchange transactions and currency option transactions with respect to currency, interest rate swaps with respect to interest, government bond futures, government bond option futures and government bond over-the-counter option transactions with respect to bonds, and stock index futures with respect to stock.	(1) Contents of transaction Same as that for the 58th business year.
(2) Policy for transactions and purpose of utilizing derivative transactions: The Company has been based on the basic policy that derivative financial instruments are utilized in order to hedge primarily the Company's exposure to the market risk in connection with price, foreign exchange and interest fluctuations for investments in government bonds, the market risk in connection with interest fluctuation for loan interest and the market risk in connection with price fluctuation for holding stock, to the extent permitted by the Enforcement Regulations of the Insurance Business Law.	(2)Policy for transactions and purpose of using transactions: Same as that for the 58th business year.
(3) Risks of transactions: Transactions relating to currency involve market risk due to foreign exchange fluctuations, transactions relating to government bonds and interest involve market risk due to price and interest fluctuations, and transactions relating to stock involve market risk due to price fluctuations, respectively. However, there will not arise solely losses of such transactions, since each transaction is primarily utilized in order to hedge the Company's exposure to the market risk against holding assets, and also utilized within a certain limit of the holding assets. In addition, in order to avoid credit risks resulting from the failure of contracts by other parties, the Company has transacted with those on only major exchanges and financial institutions of high credit.	(3)Risks of transactions: Same as that for the 58th business year.
(4) Risk management system for transactions: The Company divides the operating division and management division for investments, in order to ensure the security of asset management. Management division is engaged in the confirmation of risk management policies and the internal rules for derivative transactions of the Company, by supervising transactions day by day conducted inside and outside Japan and the management of the positions. The current circumstances have been reported from the management division of investments to the Executive Committee of the Company on a regular basis.	(4)Risk management system for transactions: Same as that for the 58th business year.
(5) Supplementary explanation for "Matters relating to market value, etc." "Contract amount, etc" described in each list of "Matters relating to market value, etc." represents the contract amount or hypothetical amount of the principal of the derivative transactions. Such amounts themselves do not represent the quality of the market risks or credit risks for derivative transactions.	(5)Supplementary explanation for "Matters relating to market value, etc." Same as that for the 58th business year.

00119 5,000 2001.10 (新) 0

2. Matters relating to market value, etc.:

(1) Currency

(Millions of Yen)

Classification	Types of contracts	58th Business Year (As of March 31, 2001) Contract Amount	1 year or more	Market Value	Unrealized Gain /(Loss) on valuation	59th Business Year (As of September 30, 2001) Contract Amount	1 year or more	Market Value	Unrealized Gain /(Loss) on valuation
Transactions other than market transactions	Forward foreign exchange transactions:								
	Sales contracts:								
	US$	5,833	--	5,942	- 109	7,150	--	7,150	- 0
	Swiss F	--	--	--	--	2,079	--	2,207	- 127
	Euro	--	--	--	--	901	--	980	- 79
	Purchase contracts:								
	Euro	--	--	--	--	901	--	980	79
Total		5,833	--	5,942	- 109	11,032	--	11,319	- 128

(Notes)

58th Business Year (As of March 31, 2001)	59th Business Year (As of September 30, 2001)
1. Since there are no transactions other than derivative transactions relating to currencies stated above, such information is omitted to be stated.	1. Same as that for the 58th Business year.
2. Calculation method of market value: The market value as at the end of the business year is stated as the value of the future market value thereat.	2. Calculation method of market value: Same as that for the 58th Business year.

(1) Interest

(Millions of Yen)

Classification	Types of contracts	58th Business Year (As of March 31, 2001) Contract Amount	1 year or more	Market Value	Unrealized Gain /(Loss) on valuation	59th Business Year (As of September 30, 2001) Contract Amount	1 year or more	Market Value	Unrealized Gain /(Loss) on valuation
Transactions other than market transactions	Interest swap contracts:								
	Receivable floating rate, payable fixed rate:	1,000	--	- 25	- 25	1,000	--	- 14	- 14
	Receivable fixed rate, payable floating rate:	9,880	5,000	319	319	9,863	6,363	185	185
Total		10,880	5,000	293	293	10,863	6,363	170	170

00119 5,000 2001.10 (新) (

(Notes)

58th Business Year (As of March 31, 2001)	59th Business Year (As of September 30, 2001)
1. Since there are no transactions other than derivative transactions relating to interest stated above, such statement is omitted to be stated.	1. Same as that for the 58th Business year.
2. Calculation method of market value: Current value after deducting the estimated cash flows in the future, based on the interest rate as at the end of the business years, is stated.	2. Calculation method of market value: Same as that for the 58th Business year.
3. Any derivative transactions, to which the hedge accounting has applied, are excluded.	3. Same as that for the 58th Business year.

(3) Bonds

(Millions of Yen)

Classification	Types of contracts	58th Business Year (As of March 31, 2001)				59th Business Year (As of September 30, 2001)			
		Contract Amount	1 year or more	Market Value	Unrealized Gain /(Loss) on valuation	Contract Amount	1 year or less more	Market Value	Unrealized Gain /(Loss) on valuation
Market transactions	Government bond futures:								
	Sales contracts:	1,858	--	1,859	- 1	--	--	--	--
	Purchase contracts:	--	--	--	--	--	--	--	--
Total		1,858	--	1,859	- 1	--	--	--	--

(Notes)

58th Business Year (As of March 31, 2001)	59th Business Year (As of September 30, 2001)
1. Since there are no transactions other than derivative transactions relating to bonds stated above, such statement is omitted to be stated. 2. Calculation method of market value: The market value is based on the last reported value at the main stock exchanges.	1. There are no derivative transactions relating to debt securities.

(4) Other

Not applicable.

For the six months ended September 30, 2000 (As of September 30, 2000)

Contract Amount, Market Value and Unrealized Gain (Loss) of Derivative Transactions

(Millions of Yen)

Type	Types of contracts	Contract Amount	Market Value	Unrealized Gain/(Loss)
Currency	Forward exchange contracts			
	Sales contracts:	8,545	8,576	- 30
	Purchase contracts:	4,318	4,330	12
	Currency option contracts			
	Sales contracts:	3,865		
		(95)	19	75
	Purchase contracts:	4,233		
		(95)	90	- 4
Interest	Interest swap contracts	4,880	50	50
Total		25,842	13,068	102

(Notes) 1. Any derivative transactions, to which the hedge accounting applied, are excluded.
2. All derivative transactions stated above list are transactions other than the market transactions.
3. Figures in parentheses of the above list represent the option premiums.

Tax Effect Accounting

58th Business year (As of March 31, 2001)		59th Business year (As of September 30, 2001)	
1. Main items having deferred tax assets and deferred tax liabilities occurred are as follows:		1. Main items having deferred tax assets and deferred tax liabilities occurred are as follows:	
	(Millions of Yen)		*(Millions of Yen)*
Deferred tax assets		Deferred tax assets	
Underwriting reserve:	71,445	Underwriting reserve:	74,468
Reserve for outstanding claims:	2,747	Reserve for outstanding claims:	5,165
Accrued retirement benefits:	21,076	Accrued retirement benefits:	23,288
Reserve for price fluctuation:	3,611	Reserve for price fluctuation:	2,940
Allowance for bad debts:	3,828	Allowance for bad debts:	2,774
Loss on devaluation of securities:	2,675	Loss on devaluation of securities:	6,352
Other:	6,571	Other:	8,000
Total deferred tax assets	111,956	Total deferred tax assets	122,990
Deferred tax liabilities		Deferred tax liabilities	
Unrealized holding gain on securities:	- 243,117	Unrealized holding gain on securities:	- 155,645
Other:	- 876	Other:	- 2,432
Total deferred tax liabilities	- 243,993	Total deferred tax liabilities	- 158,078
Net amount of deferred tax liabilities	- 132,037	Net amount of deferred tax liabilities	- 35,087
2. Main items having the significant differences occurred between the statutory tax rate and the Company's effective tax rate following the application of tax effect accounting are as follows:		2. Main items having significant differences occurred between the statutory tax rate and the Company's effective tax rate following the application of tax effect accounting are as follows:	
	(%)		(%)
Statutory tax rate	36.1	Statutory tax rate	36.1
(Adjustments)		(Adjustments)	
Non-taxable income including dividends received	- 11.0	Non-taxable income including dividends received	- 15.9
Non-deductible expenses including entertainment expenses	3.4	Non-deductible expenses including entertainment expenses	3.8
Other	1.4	Other	- 2.5
Effective tax rate	29.9	Effective tax rate	21.5

Retirement Benefit

58th Business Year	59th Business Year
1. Outline of the retirement benefit plans adopted by the Company is as follows: The Company has established the retirement allowance scheme, welfare pension fund scheme and qualified annuity scheme as the defined benefit plan for employees.	1. Outline of the retirement benefit plans adopted by the Company is as follows: Same as that for the 58th business year.
2. Matters relating to retirement benefit liabilities (as of March 31, 2001): *(Millions of Yen)* (a) Retirement benefit liabilities - 135,007 (b) Pension assets 67,630 (c) Unfunded retirement benefit liabilities (a)+(b) - 67,376 (d) Unrecognized actuarial difference -- (e) Accrued retirement benefits (c)+(d) - 67,376 (Note) Any substitute portion of welfare pension fund is included in the above figures.	2. Matters relating to retirement benefit liabilities (as of September 30, 2001): *(Millions of Yen)* (a) Retirement benefit liabilities - 135,837 (b) Pension assets 62,990 (c) Unfunded retirement benefit liabilities (a) + (b) - 72,847 (d) Unrecognized actuarial difference -- (e) Unrecognized past service liabilities -- (e) Accrued retirement benefits (c)+(d)+(e) - 72,847 (Note) Any substitute portion of welfare pension fund is included in the above figures.
3. Matters relating to expenses for retirement benefits (from April 1, 2000 to March 31, 2001): *(Millions of Yen)* (a) Service costs Note 1 5,512 (b) Interest expenses 3,855 (c) Expected investment income - 2,752 (d) Expenses for change in accounting method Note 2 1,521 (e) Expenses for actuarial difference Note 2 6,891 (f) Expenese for retirement benefits (a)+(b)+(c)+(d)+(e) 15,028 (Notes) 1. The amount contributed by employees for welfare pension fund is excluded. 2. ¥8,413 million, which is stated as "Other extraordinary loss", is included.	3. Matters relating to expenses for retirement benefits (from April 1, 2001 to September 30, 2001): *(Millions of Yen)* (a) Service costs Note 1 2,963 (b) Interest expenses 2,017 (c) Expected investment income - 1,014 (d) Expenses for actuarial difference Note 2 5,551 (e) Expenses for past service liabilities Note 3,4 - 1,384 (f) Expenese for retirement benefits (a)+(b)+(c)+(d)+(e) 8,133 (Notes) 1. The amount contributed by employees for welfare pension fund is excluded. 2. ¥5,551 million, which is stated as "Other extraordinary loss", is included. 3. Past service liabilities (decrease in liabilities) were recognized due to the revision of retirement benefit scheme in accordance with the merger with Mitsui Marine and Fire Insurance Co., Ltd. on October 1, 2001. 4. ¥1,384 million, which is stated as "Other extraordinary gain", is included.
4. Matters relating to the calculation basis for retirement benefit liabilities: (a) Distribution method for estimated retirement benefit: Period fixed amount standard (b) Discount rate: 3.0% (c) Expected rate of return on investment: 4.0% (d) Years to dispose of actuarial differences: 1 year (All amounts were charge to income during the business year, in which such difference occurred.) (e) Years to charge to income by difference arising from change in accounting method: 1 year (All amounts were charge to income during the 58th business year.)	4. Matters relating to the calculation basis for retirement benefit liabilities: (a) Distribution method for estimated retirement benefit: Period fixed amount standard (b) Discount rate: 3.0% (c) Expected rate of return on investment: 3.0% (d) Years to dispose of past service liabilities: 1 year (All amounts were charge to income during the year, in which such liabilities occurred.) (e) Years to charge to income by difference arising from change in accounting method: 1 year (All amounts were charge to income during the year, in which such amounts occurred.)

00119 5,000 2001.10 (新) C

Solvency Margin Ratio

		58th business year As of Mar. 31, 2001	59th business year As of Sep. 30, 2001
(A)	Total amount of solvency margins	¥1,300,408 million	¥1,095,106 million
(B)	Total amount of risks	¥206,118 million	¥188,253 million
(C)	Solvency margin ratio [(A)/{(B)x1/2}] x 100	1,261.8%	1,163.4%

Note: The amounts and figures indicated above are calculated in accordance with Articles 86 and 87 of the Enforcement Regulations for the Insurance Business Law and with Ministry of Finance Notification No.50 of 1996.

<Solvency margin ratio>

・ While a non-life insurance company has provided for reserves in anticipation of payment of insurance money upon occurrence of insurable contingencies and repayment of deposits to policyholders, etc., it is also required to maintain sufficient solvency in the event of an occurrence of any risk beyond normal expectations, such as disasters of great magnitudes and substantial decline in prices of the assets held by it.

・ Solvency margin ratio (i.e., (C) in the above table) is calculated under the Insurance Business Law, etc. as an indicator representing a ratio of payment surplus, such as capital and reserves, held by a non-life insurance company (i.e., total solvency margins indicated as (A) above) to total amount of risks representing those risks beyond normal expectations (i.e., (B) in the above table).

・ Risks beyond normal expectations is indicated as a total amount of such risks as listed below:

①Underwriting risks: any such risks involved in insurable contingencies or disasters of great magnitudes (such as the Great Kanto Earthquake) as may occur beyond normal expectations.

②Risks of expected interest rate: any such risks as may occur due to the actual investment yield on accumulation insurance being below the yield expected at the time of the calculation of the premiums thereon.

③Asset management risks: any such risks as may occur as a result of fluctuating the prices of securities and other assets held being more than normal expectations.

④Operation risks: any risks other than those referred to in ① to ③ above that may occur in the operation of business beyond normal expectations.

・ "Surplus payment such as capital and reserves held by a non-life insurance company" (i.e., total solvency margins) means a total of capital, reserves (such as reserve for price fluctuations and for extraordinary risks) and part of hidden profit of land.

・ The solvency martin ratio is one of the objective indicators used by the regulatory authorities in their overseeing insurance companies, and if the value of such ratio is 200% or above, the insurance company is judged as adequate in terms of its conditions to meet the ability to pay insurance money, etc.

00119 5,000 2001.10 (新)

Information of Loans Receivable under Risk Control

(Millions of Yen; Any amount less than one million is disregarded.)

	(A) As of Sep. 30, 2000	(B) As of Sep. 30, 2001	Fluctuation (B)-(A)	(C) As of Mar. 31, 2001	Fluctuation (B)-(C)
Receivables from obligors who are under collapse of management	9,712	25	- 9,687	3,278	- 3,253
Receivables in delay	5,586	7,960	2,374	5,992	1,968
Receivables in arrears for three months or more	371	360	- 10	385	- 25
Receivables to which eased loan conditions were granted	10,433	4,982	- 5,451	8,998	- 4,016
Total	26,103	13,329	- 12,774	18,655	- 5,326
Ratio to loan balance	5.5%	3.3%	- 2.1%	4.2%	- 0.9%
Loan balance (for reference)	478,436	401,399	- 77,036	442,365	- 40,965

Note: Each of the receivables mean as follows:

(1) Receivables from obligors who are under collapse of management:

Receivables from obligors who are under collapse of management mean loans receivables which fall under any of the events as listed in Article 96, Section 1, Item 3 (i) through (v) or as stipulated in Article 96, Section 1, Item 4 of the Enforcement Regulations of the Corporate Income Tax Law (Government Ordinance No. 97 of 1965) among loans receivables with respect to which accrued interest is not stated because it is impossible to expect collection or payment of principal or interest due to the fact that the payment of principal or interest has not been rendered during a substantial period or for any other reasons.

(2) Receivables in delay:

Receivables in delay mean loans receivables other than those from obligors who are under collapse of management and those with respect to which interest payment has been exempted at the discretion of the obligors for the purpose of reconstructing or assisting in obligors.

(3) Receivables in arrears for three months or more:

Receivables in arrears for three months or more mean loans receivable concerning which payment of principal or interest is in arrears for three months or more from the day next following the stated payment date and which do not fall under receivables from obligors who are under collapse of management or receivables in arrears.

(4) Receivables to which eased loan conditions were granted:

Receivables to which eased loan conditions were granted mean loans receivable concerning which such arrangements as will be favorable to obligors including reduction or exemption of interest, postponement of interest payment or grant of grace period for the principal, abandonment of debts or others have been made, and which do not fall under receivables from obligors who are under collapse of management, receivables in delay or receivables in arrears for three months or more.

00119 5,000 2001.10 (新) 0

The figures after not deducting the refundable premium of the automobile insurance *"Modo-Rich"*, which contains a special clause of premium adjustment and refund at maturity, is presented herein.

Income and Loss for the Six Months ended September 30, 2001 in comparison with the corresponding Six Months of the Previous Year

(All amounts are in millions of yen and (-) represents decrease.)

Accounts \ Periods	For the six months ended Sept. 30, 2000	For the six months ended Sept. 30, 2001	Fluctuation	Percentage of increase or decrease	For the year ended Mar. 31, 2001
Direct premiums written (including deposit premiums by policyholders)	436,567	412,240	- 24,327	% - 5.6	819,161
Direct premiums written	318,755	325,654	6,899	2.2	616,436
Ordinary Income and Expenses					
Underwriting income	**438,926**	**403,024**	**- 35,902**	**- 8.2**	**842,777**
Net premiums written	288,457	297,843	9,386	3.3	559,240
Deposit premiums by policyholders	117,812	86,585	- 31,226	- 26.5	202,724
Investment in income on deposit premiums, etc.	21,272	18,588	- 2,684	- 12.6	41,127
Decrease in underwriting reserve	11,375	--	- 11,375	- 100.0	39,343
Underwriting expenses	**385,268**	**347,215**	**- 38,052**	**- 9.9**	**735,685**
Net losses paid	133,672	141,592	7,919	5.9	282,480
Losses adjustment expenses	12,491	12,846	354	2.8	25,169
Commission and brokerage expenses	51,138	51,350	212	0.4	98,025
Deposits to policyholders	181,513	120,046	- 61,467	- 33.9	302,883
Increase in reserve for outstanding claims	5,713	10	- 5,703	- 99.8	26,368
Increase in underwriting reserves	--	20,799	20,799	--	--
Investment income	**23,548**	**27,440**	**3,892**	**16.5**	**52,579**
Interest and dividend income	39,104	37,650	- 1,453	- 3.7	73,711
Gain on sale of securities	5,292	7,146	1,854	35.0	16,328
Transfer of investment income on deposit premiums, etc.	- 21,272	- 18,588	2,684	--	- 41,127
Investment expenses	**6,045**	**13,954**	**7,909**	**130.8**	**12,276**
Loss on sale of securities	2,561	566	- 1,994	- 77.9	5,146
Loss on devaluation of securities	2,636	11,214	8,577	325.3	6,222
Operating, general and administrative expenses	**56,496**	**56,432**	**- 63**	**- 0.1**	**111,231**
Operating, general and administrative expenses for underwriting	52,586	52,316	- 269	- 0.5	103,334
Other ordinary income and expenses	- 2,182	- 80	2,101	--	- 2,804
Ordinary profit	**12,483**	**12,781**	**298**	**2.4**	**33,358**
Underwriting gain	304	2,470	2,165	711.8	2,940
Extraordinary Income and Losses					
Extraordinary income	458	10,148	9,689	2,112.0	1,042
Extraordinary losses	2,025	13,810	11,784	581.7	14,281
Extraordinary income and losses	**- 1,566**	**- 3,661**	**- 2,094**	**--**	**- 13,239**
Income before income taxes	10,916	9,120	- 1,796	- 16.5	20,119
Income taxes and inhabitants' taxes	9,699	11,436	1,737	17.9	13,248
Adjustment of income taxes	- 6,580	- 9,477	- 2,897	--	- 7,226
Net income	**7,797**	**7,161**	**- 635**	**- 8.2**	**14,097**
Unappropriated retained earnings brought forward from the previous year	15,264	9,925	- 5,338	- 35.0	15,264
Reversal of reserve for special depreciation	--	143	143	--	--
Reversal of reserve for losses on overseas investments, etc.	--	0	0	--	--
Reversal of reserve for advanced depreciation	--	4	4	--	--
Reserve for advanced depreciation	--	60	60	--	--
Retirement of treasury stock with net income	7,859	--	- 7,859	- 100.0	7,859
Unappropriated retained earnings at end of year	**15,202**	**17,174**	**1,972**	**13.0**	**21,502**
Raito	%	%			%
Net loss ratio	50.7	51.9			55.0
Net operating expense ratio	36.0	34.8			36.0

(Note) Underwriting profit = Underwriting income - (Underwriting expenses + Operating, general and administrative expenses for underwriting) ± Other income and expenses
"Other income and expenses" includes the amounts equivalent to income taxes incurred with Compulsory automobile liability insurance, etc.
Net loss ratio = (Net claims paid + Loss adjustment expense) / Net premiums written × 100
Net operating expense ratio = (Commission and brokerage expenses + Operating, general and administrative expenses) / Net premiums written × 100

00119 5,000 2001.10 (新) 03

The figures after not deducting the refundable premium of the automobile insurance *"Modo-Rich"*, which contains a special clause of premium adjustment and refund at maturity, is presented herein.

Net premiums written (including deposit premiums by policyholders)

(All amounts are in millions of yen.)

Accounts \ Periods	For the six months ended Sept. 30, 2000			For the six months ended Sept. 30, 2001			For the year ended Mar. 31, 2001		
	Amount	Increase	Ratio	Amount	Increase	Ratio	Amount	Increase	Ratio
		%	%		%	%		%	%
Fire Insurance	74,977	5.5	17.2	68,097	- 9.2	16.5	141,850	- 0.9	17.3
Marine Insurance	11,748	- 0.5	2.7	12,864	9.5	3.1	24,310	4.3	3.0
Personal Accident Insurance	120,197	4.6	27.5	92,286	- 23.2	22.4	209,867	- 2.3	25.6
Automobile Insurance	144,476	6.0	33.1	149,713	3.6	36.3	282,906	4.8	34.5
Compulsory Automobile Liability Insurance	36,314	1.7	8.3	36,667	1.0	8.9	64,484	2.1	7.9
Miscellaneous	48,852	8.2	11.2	52,609	7.7	12.8	95,741	10.7	11.7
Total	**436,567**	**5.2**	**100.0**	**412,240**	**- 5.6**	**100.0**	**819,161**	**2.3**	**100.0**
Deposit premiums by policyholders (inclusive)	117,812	9.4	27.0	86,585	- 26.5	21.0	202,724	- 1.6	24.7

Net premiums written

(All amounts are in millions of yen.)

Accounts \ Periods	For the six months ended Sept. 30, 2000			For the six months ended Sept. 30, 2001			For the year ended Mar. 31, 2001		
	Amount	Increase	Ratio	Amount	Increase	Ratio	Amount	Increase	Ratio
		%	%		%	%		%	%
Fire Insurance	41,346	- 2.6	14.3	44,503	7.6	14.9	82,425	-3.3	14.7
Marine Insurance	9,650	- 0.8	3.3	10,639	10.2	3.6	19,748	0.7	3.5
Personal Accident Insurance	33,712	3.3	11.7	31,230	- 7.4	10.5	61,622	- 0.1	11.0
Automobile Insurance	142,938	6.1	49.6	148,168	3.7	49.8	279,872	4.9	50.1
Compulsory Automobile Liability Insurance	20,728	2.6	7.2	21,265	2.6	7.1	39,121	3.1	7.0
Miscellaneous	40,080	5.8	13.9	42,034	4.9	14.1	76,449	6.8	13.7
Total	**288,457**	**3.9**	**100.0**	**297,843**	**3.3**	**100.0**	**559,240**	**3.0**	**100.0**

Net losses paid

(All amounts are in millions of yen.)

Accounts \ Periods	For the six months ended Sept. 30, 2000			For the six months ended Sept. 30, 2001				For the year ended Mar. 31, 2001		
	Amount	Increase	Net loss ratio	Amount	Increase	Net loss ratio	Fluctuation	Amount	Increase	Net loss ratio
		%	%		%	%	%		%	%
Fire Insurance	12,971	- 0.3	33.2	12,475	- 3.8	29.7	- 3.5	27,144	- 18.7	34.9
Marine Insurance	4,793	- 7.0	54.9	6,978	45.6	70.5	15.6	10,692	- 9.9	59.2
Personal Accident Insurance	12,436	- 2.6	39.9	12,567	1.1	42.8	2.9	25,453	- 3.2	43.9
Automobile Insurance	69,878	2.8	53.8	74,059	6.0	55.0	1.2	148,597	4.4	58.2
Compulsory Automobile Liability Insurance	12,693	7.6	69.7	12,604	- 0.7	68.6	- 1.1	25,387	6.5	75.9
Miscellaneous	20,898	6.5	55.8	22,907	9.6	57.7	1.8	45,205	8.8	62.4
Total	**133,672**	**2.6**	**50.7**	**141,592**	**5.9**	**51.9**	**1.2**	**282,480**	**1.2**	**55.0**

(Note) Net loss ratio is calculated on the basis of net losses paid adding to loss adjustment expenses.

- End -

00119 5,000 2001.10 (新) 0:

Special Note Regarding Forward-looking statements

This document contains forward-looking statements that are based on the Company's expectations, assumptions, estimates and projections about its business, its industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "plan" or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Company cannot promise that its expectations expressed in these forward-looking statements will turn out to be correct. Its actual results could be materially different from and worse than its expectations. Important risks and factors that could cause its actual results to be materially different from its expectations include, but are not limited to: (1) materialization of synergies that the Company expects as a result of the merger between Mitsui Marine and Fire Insurance Company, Limited and The Sumitomo Marine and Fire Insurance Company, Limited; (2) acceptance of the post-merger Company by the pre-merger companies' customers; (3) the extent of further deregulation of the Japanese insurance industry; (4) the extent of competition that the Company faces from Japan's other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (5) occurrence of natural disasters in Japan; (6) occurrence of losses the type or magnitude of which could not be foreseen by the Company at the time of writing the insurance policies covering such losses; (7) the price and availability of reinsurance; (8) the performance of the Company's investments; and (9) the Company's relationship with the other "Mitsui" and "Sumitomo" companies.

00119 5,000 2001.10 (新) (

3. [Translation in English]

Reference Materials
For the Six Months ended September 30, 2001

Accumulated Figures of Business Results of
The Sumitomo Marine & Fire Insurance Co., Ltd.
and Mitsui Marine and Fire Insurance Co., Ltd. on a Non-Consolidated Basis

November 27, 2001
Mitsui Sumitomo Insurance Company, Limited

00119 5,000 2001.10（新）0

The figures after deducting the refundable premium of the automobile insurance *"Modo-Rich"*, which contains a special clause of premium adjustment and refund at maturity, is presented herein.

Semiannual Income and Loss for the Six Months ended September 30, 2001 in comparison with the corresponding Six Months of the Previous Year on a Non-Consolidated Basis

(All amounts are in millions of yen.)

Accounts / Periods	For the six months ended Sept. 30, 2000	For the six months ended Sept. 30, 2001	Fluctuation	Percentage of increase or decrease	For the year ended Mar. 31, 2001
				%	
Direct premiums written (including deposit premiums by policyholders)	872,981	821,864	- 51,117	- 5.9	1,648,667
Direct premiums written	655,991	664,950	8,959	1.4	1,275,450
Ordinary Income and Expenses					
Underwriting income	**906,423**	**823,081**	**- 83,341**	**- 9.2**	**1,742,523**
Net premiums written	593,510	609,541	16,030	2.7	1,161,658
Deposit premiums by policyholders	216,990	156,914	- 60,076	- 27.7	373,217
Underwriting expenses	**792,081**	**702,093**	**- 89,987**	**- 11.4**	**1,513,139**
Net losses paid	293,377	305,614	12,237	4.2	621,582
Losses adjustment expenses	27,832	29,235	1,403	5.0	57,290
Commission and brokerage expenses	106,344	106,229	- 114	- 0.1	207,221
Deposits to policyholders	351,029	241,973	- 109,056	- 31.1	585,956
Investment income	**48,333**	**55,564**	**7,231**	**15.0**	**101,374**
Interest and dividend income	69,333	68,382	- 950	- 1.4	132,651
Gain on sale of securities	17,989	19,556	1,566	8.7	39,107
Investment expenses	**10,889**	**28,550**	**17,661**	**162.2**	**30,312**
Loss on sale of securities	2,977	659	- 2,317	- 77.8	6,507
Loss on devaluation of securities	3,540	21,263	17,723	500.7	14,384
Operating, general and administrative expenses	**121,457**	**122,054**	**597**	**0.5**	**240,933**
Operating, general and administrative expenses for underwriting	114,002	114,202	200	0.2	225,662
Other ordinary income and expenses	- 3,445	346	3,792	--	- 3,065
Ordinary profit	**26,883**	**26,294**	**- 589**	**- 2.2**	**56,447**
Underwriting gain	67	6,388	6,321	9,424.9	3,345
Extraordinary Income and Losses					
Extraordinary income	7,555	13,761	6,206	82.1	31,743
Extraordinary losses	8,391	22,172	13,780	164.2	50,328
Extraordinary income and losses	**- 836**	**- 8,410**	**- 7,574**	**--**	**- 18,585**
Income before income taxes	26,046	17,883	- 8,163	- 31.3	37,862
Income taxes and inhabitants' taxes	15,269	19,740	4,471	29.3	13,593
Adjustment of income taxes	- 7,630	- 15,670	- 8,039	--	- 2,875
Net income	**18,408**	**13,813**	**- 4,594**	**- 25.0**	**27,144**
Unappropriated retained earnings brought forward from the previous year	31,039	16,942	- 14,097	- 45.4	31,039
Reversal of reserve for special depreciation	--	143	143	--	--
Reversal of reserve for losses on overseas investments, etc.	--	0	0	--	--
Reversal of reserve for advanced depreciation	--	4	4	--	--
Reserve for advanced depreciation	--	60	60	--	--
Retirement of treasury stock with net income	20,106	--	- 20,106	- 100.0	20,106
Unappropriated retained earnings at end of year	**29,341**	**30,842**	**1,501**	**5.1**	**38,077**
Raito	%	%			%
Net loss ratio	54.1	54.9			58.4
Net operating expense ratio	37.1	36.2			37.3

00119 5,000 2001.10 (新) 03

(Note) Underwriting profit = Underwriting income - (Underwriting expenses + Operating, general and administrative expenses for underwriting) ± Other income and expenses

"Other income and expenses" includes the amounts equivalent to income taxes incurred with Compulsory automobile liability insurance, etc.

Net loss ratio = (Net claims paid + Loss adjustment expense) / Net premiums written × 100

Net operating expense ratio = (Commission and collection expenses + Operating, general and administrative expenses) / Net premiums written × 100

00119 5,000 2001.10 (新) 03

The figures after deducting the refundable premium of the automobile insurance *"Modo-Rich"*, which contains a special clause of premium adjustment and refund at maturity, is presented herein.

Direct premiums written (including deposit premiums by policyholders)

(All amounts are in millions of yen.)

Accounts \ Periods	For the six months ended September 30, 2000			For the six months ended September 30, 2001			For the year ended March 31, 2001		
	Amount	Increase	Ratio	Amount	Increase	Ratio	Amount	Increase	Ratio
		%	%		%	%		%	%
Fire Insurance	140,734	7.9	16.1	127,994	- 9.1	15.6	270,626	0.1	16.4
Marine Insurance	27,456	- 0.6	3.1	28,843	5.1	3.5	55,609	2.0	3.4
Personal Accident Insurance	231,160	5.6	26.5	180,921	-21.7	22.0	404,878	- 4.6	24.5
Automobile Insurance	289,533	3.2	33.2	296,702	2.5	36.1	574,968	2.7	34.9
Compulsory Automobile Liability Insurance	83,222	3.2	9.5	84,113	1.1	10.2	149,700	2.5	9.1
Miscellaneous	100,874	12.0	11.6	103,289	2.4	12.6	192,884	11.1	11.7
Total	**872,981**	**5.4**	**100.0**	**821,864**	**- 5.9**	**100.0**	**1,648,667**	**1.2**	**100.0**
Deposit premiums by policyholders (inclusive)	216,990	11.9	24.9	156,914	- 27.7	19.1	373,217	- 4.3	22.6

Net premiums written

(All amounts are in millions of yen.)

Accounts \ Periods	For the six months ended September 30, 2000			For the six months ended September 30, 2001			For the year ended March 31, 2001		
	Amount	Increase	Ratio	Amount	Increase	Ratio	Amount	Increase	Ratio
		%	%		%	%		%	%
Fire Insurance	81,612	0.7	13.8	85,566	4.8	14.0	164,126	- 0.1	14.1
Marine Insurance	22,786	0.2	3.8	24,945	9.5	4.1	46,972	0.4	4.0
Personal Accident Insurance	70,974	0.9	12.0	66,313	- 6.6	10.9	130,779	- 0.9	11.3
Automobile Insurance	287,998	3.2	48.5	295,353	2.6	48.5	572,379	2.7	49.3
Compulsory Automobile Liability Insurance	46,354	3.2	7.8	47,461	2.4	7.8	87,717	2.8	7.6
Miscellaneous	83,784	7.0	14.1	89,899	7.3	14.7	159,683	6.3	13.7
Total	**593,510**	**3.0**	**100.0**	**609,541**	**2.7**	**100.0**	**1,161,658**	**2.3**	**100.0**

Net losses paid

(All amounts are in millions of yen.)

Accounts \ Periods	For the six months ended September 30, 2000			For the six months ended September 30, 2001				For the year ended March 31, 2001		
	Amount	Increase	Net loss Ratio	Amount	Increase	Net loss ratio	Fluctuation	Amount	Increase	Net loss ratio
		%	%		%	%	%		%	%
Fire Insurance	27,245	14.1	35.8	24,522	- 10.0	31.2	- 4.6	56,631	- 20.4	36.8
Marine Insurance	11,438	- 13.7	54.9	15,400	34.6	66.3	11.4	24,921	- 11.1	57.4
Personal Accident Insurance	26,277	- 4.2	39.9	25,727	- 2.1	41.9	2.0	54,366	- 2.6	44.6
Automobile Insurance	156,104	5.5	59.6	162,661	4.2	60.4	0.8	334,542	7.5	63.9
Compulsory Automobile Liability Insurance	28,354	6.8	70.1	28,032	- 1.1	69.1	- 1.0	56,657	5.8	76.3
Miscellaneous	43,957	1.1	56.2	49,270	12.1	58.6	2.4	94,462	3.0	62.9
Total	**293,377**	**3.8**	**54.1**	**305,614**	**4.2**	**54.9**	**0.8**	**621,582**	**1.7**	**58.4**

(Note 1) Net loss ratio is calculated on the basis of net losses paid adding to loss adjustment expenses.

(Note 2) Refundable premiums of the automobile insurance "Modo-Rich", which contains a special clause of premium adjustment and refund at maturity:
For the six months ended Sep. 30, 2000: ¥5,955 million
For the six months ended Sep. 30, 2001: ¥6,109 million
For the six months ended March 31, 2001: ¥11,869 million

Semiannual Balance Sheet

(All amounts are in millions of yen.)

Accounts \ Periods	As of September 30, 2000 Amount	Ratio	As of September 30, 2001 Amount	Ratio	Fluctuation	As of March 31, 2001 Amount	Ratio
(Assets)		%		%			%
Cash on hand and in banks	246,186	3.44	400,548	5.89	154,362	305,392	4.20
Call loans	114,840	1.60	--	--	- 114,840	10,000	0.14
Monetary claims bought	34,180	0.48	28,737	0.42	- 5,443	82,637	1.14
Money trust	58,942	0.82	40,549	0.60	- 18,392	50,101	0.69
Securities	4,871,494	68.05	4,409,796	64.79	- 461,698	4,843,861	66.69
Loans	952,893	13.31	802,689	11.79	- 150,204	875,378	12.05
Real property and equipment	344,560	4.81	329,511	4.84	- 15,048	334,713	4.61
Other assets	348,444	4.87	343,104	5.04	- 5,339	360,939	4.97
Customers' guarantees liability	241,714	3.38	476,088	6.99	234,373	434,621	5.98
Allowance for bad debts	- 53,850	- 0.75	- 24,332	- 0.36	29,518	- 34,395	- 0.47
Allowance for investment losses	- 604	- 0.01	- 120	- 0.00	483	- 126	- 0.00
Total Assets	7,158,801	100.00	6,806,571	100.00	- 352,229	7,263,123	100.00
(Liabilities)							
Underwriting funds	4,635,442	64.75	4,602,961	67.62	- 32,481	4,614,822	63.54
Reserve for outstanding claims	363,035		384,525		21,490	391,240	
Underwriting reserves	4,272,407		4,218,435		- 53,971	4,223,582	
Convertible bonds	--	--	104,957	1.54	104,957	104,957	1.45
Other liabilities	310,626	4.34	172,714	2.54	- 137,911	167,609	2.31
Convertible bonds	104,957		--		- 104,957	--	
Other	205,669		172,714		- 32,954	167,609	
Accrued retirement benefits	143,115	2.00	156,637	2.30	13,521	151,015	2.08
Accrued bonuses for employees	9,121	0.13	8,016	0.12	- 1,105	8,278	0.11
Reserve for loss on sale of credit	2,450	0.03	2,701	0.04	251	2,650	0.04
Reserve for loss on investments in real estate	--	--	1,220	0.02	1,220	2,309	0.03
Reserve under the special law	16,972	0.24	18,106	0.27	1,133	19,576	0.27
Reserve for price fluctuation	16,972		18,106		1,133	19,576	
Deferred tax liabilities	267,692	3.74	62,728	0.92	- 204,963	252,384	3.47
Guarantees outstanding	241,714	3.37	476,088	6.99	234,373	434,621	5.98
Total Liabilities	5,627,136	78.60	5,606,131	82.36	- 21,005	5,758,225	79.28
(Shareholders' Equity)							
Capital stock	128,473	1.80	128,473	1.89	--	128,473	1.77
Additional paid-in capital	81,989	1.15	81,989	1.21	--	81,989	1.13
Legal earned reserve	33,840	0.47	36,040	0.53	2,200	33,840	0.46
Other retained earnings	376,042	5.25	386,022	5.67	9,979	384,778	5.30
Voluntary reserve	346,701		355,179		8,477	346,701	
Unappropriated retained earnings	29,341		30,842		1,501	38,077	
Unrealized gains on securities	911,317	12.73	567,913	8.34	- 343,403	875,814	12.06
Total of shareholders' equity	1,531,664	21.40	1,200,440	17.64	- 331,224	1,504,897	20.72
Total Liabilities and Shareholders' equity	7,158,801	100.00	6,806,571	100.00	- 352,229	7,263,123	100.00

Semiannual Statement of Income

(All amounts are in millions of yen.)

Accounts / Periods	For the six months ended Sep. 30, 2000 (Apr. 1, 2000 - Sep. 30, 2000)	For the six months ended Sep. 30, 2001 (Apr. 1, 2001 - Sep. 30, 2001)	Fluctuation	For the year ended Mar. 31, 2001 (Apr. 1, 2000 - Mar. 31 2001)
Ordinary Income and Expenses				
Ordinary income	**955,959**	**887,152**	**- 68,806**	**1,847,443**
Underwriting income	**906,423**	**829,191**	**- 77,231**	**1,742,523**
Net premiums written	599,466	615,651	16,184	1,173,528
Deposit premiums by policyholders	216,990	156,914	- 60,076	373,217
Investment in income on deposit premiums, etc.	40,066	34,824	- 5,241	78,340
Life-insurance premiums				
Decrease in underwriting reserve	49,891	21,786	- 28,104	116,628
Investment income	**48,333**	**55,564**	**7,231**	**101,374**
Interest and dividends income	69,333	68,382	- 950	132,651
Gain on sale of securities	17,989	19,556	1,566	39,107
Transfer of investment income on deposit premiums, etc.	- 40,066	- 34,824	5,241	- 78,340
Other ordinary income	**1,202**	**2,396**	**1,194**	**3,545**
Ordinary expense	**929,075**	**860,858**	**- 68,216**	**1,790,995**
Underwriting expenses	**792,081**	708,203	**- 83,877**	**1,513,139**
Net losses paid	293,377	305,614	12,237	621,582
Loss adjustment expenses	27,832	29,235	1,403	57,290
Commission and brokerage expenses	106,344	106,229	- 114	207,221
Deposits to policyholders	351,029	241,973	- 109,056	585,956
Life-insurance premiums, etc.				
Increase in reserve for outstanding claims	11,551	3,095	- 8,455	39,756
Increase in underwriting reserves	-	20,799	20,799	-
Investment expenses	**10,889**	**28,550**	**17,661**	**30,312**
Loss on sale of securities	2,977	659	- 2,317	6,507
Loss on devaluation of securities	3,540	21,263	17,723	14,384
Operating, general and administrative expenses	**121,457**	**122,054**	**597**	**240,933**
Other ordinary expenses	**4,647**	**2,049**	**- 2,597**	**6,611**
Extraordinary Income and Losses	**26,883**	**26,294**	**- 589**	**56,447**
Extraordinary income	**7,555**	**13,761**	**6,206**	**31,743**
Decrease in underwriting reserve under the special law	-	1,859	1,859	-
Reserve for price fluctuation	-	1,859	1,859	-
Other extraordinary income	7,555	11,902	4,347	31,743
Extraordinary losses	**8,391**	**22,172**	**13,780**	**50,328**
Increase in underwriting reserve under the special law	1,447	389	- 1,058	4,051
Reserve for price fluctuation	1,447	389	- 1,058	4,051
Other extraordinary loss	6,944	21,783	14,839	46,277
Income before income taxes	26,046	17,883	- 8,163	37,862
Income taxes and inhabitants' taxes	15,269	19,740	4,471	13,593
Adjustment of income taxes	- 7,630	- 15,670	- 8,039	- 2,875
Minority interest				
Net income	**18,408**	**13,813**	**- 4,594**	**27,144**

00119 5,000 2001.10 (新)

Unappropriated retained earnings brought forward from the previous year	31,039	16,942	- 14,097	31,039
Reversal of reserve for special depreciation	-	143	143	-
Reversal of reserve for losses on overseas investments, etc.	-	0	0	-
Reversal of reserve for advanced depreciation	-	4	4	-
Reserve for advanced depreciation	-	60	60	-
Retirement of treasury stock with net income	20,106	-	- 20,106	20,106
Unappropriated retained earnings at end of year	**29,341**	**30,842**	**1,501**	**38,077**

00119 5,000 2001.10 (新)

Business Results Forecast for the Year ending March 31, 2002 (Accumulation of two companies)

(All amounts are in one hundred million of yen.)

	Business results for the six months ended September 30, 2001			Business results forecast for the year ending March 31, 2002		(Reference) Accumulated results of two companies for the year ended March 31, 2001
	①formerly The Sumitomo Marine & Fire Insurance Co., Ltd.	②formerly Mitsui Marine & Fire Insurance Co., Ltd.	③=①+② (Accumulation of two companies)	④Mitsui Sumitomo Insurance Co., Ltd.	⑤=①+④ (Accumulation of two companies)	
Net premiums written (Increase %)	2,917 (3.3%)	3,178 (2.2%)	6,095 (2.7%)	8,820 (43.6 %)	11,737 (1.0%)	11,616 (2.3%)
Ordinary profit (Increase %)	127 (2.4%)	135 (- 6.2%)	262 (- 2.2%)	460 (99.2%)	588 (4.2%)	564 (- 24.9%)
Net income (Increase %)	71 (- 8.2%)	66 (- 37.3%)	138 (- 25.0%)	145 (11.1%)	217 (- 20.1%)	271 (20.7%)
Net loss ratio	52.9%	56.8%	54.9%	61.6%	59.5%	58.4%
Net operating expense ratio	35.5%	36.7%	36.2%	37.2%	36.8%	37.3%

(Notes) 1. With respect to net premiums written, net loss ratio and net operating expense ratio, the figures after deducting the refundable premium of the automobile insurance *"Modo-Rich"*, which contains a special clause of premium adjustment and refund at maturity, are presented, respectively.

2. The business results forecast of "④ Mitsui Sumitomo Insurance Co., Ltd." is based on the accumulated figures of the non-consolidated business results of the former Mitsui Marine and Fire Insurance Co., Ltd. for the six months ended September 30, 2001 (from April 1, 2001 to September 30, 2001) and the non-consolidated business results forecast of Mitsui Sumitomo Insurance Co., Ltd. for the six months ending March 31, 2002 (from October 1, 2001 to March 31, 2002).

00119 5,000 2001.10 (新)

Special Note Regarding Forward-looking statements

This document contains forward-looking statements that are based on the Company's expectations, assumptions, estimates and projections about its business, its industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "plan" or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Company cannot promise that its expectations expressed in these forward-looking statements will turn out to be correct. Its actual results could be materially different from and worse than its expectations. Important risks and factors that could cause its actual results to be materially different from its expectations include, but are not limited to: (1) materialization of synergies that the Company expects as a result of the merger between Mitsui Marine and Fire Insurance Company, Limited and The Sumitomo Marine and Fire Insurance Company, Limited; (2) acceptance of the post-merger Company by the pre-merger companies' customers; (3) the extent of further deregulation of the Japanese insurance industry; (4) the extent of competition that the Company faces from Japan's other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (5) occurrence of natural disasters in Japan; (6) occurrence of losses the type or magnitude of which could not be foreseen by the Company at the time of writing the insurance policies covering such losses; (7) the price and availability of reinsurance; (8) the performance of the Company's investments; and (9) the Company's relationship with the other "Mitsui" and "Sumitomo" companies.

00119 5,000 2001.10 (新)

4. [Translation in English]

December 10, 2001

Summary of Semiannual Consolidated Financial Statements for the Year Ending March 31, 2002

Name of Listed Company:	Mitsui Sumitomo Insurance Company, Limited (formerly Mitsui Marine and Fire Insurance Company, Limited)
Code Number:	8752
Stock Exchanges:	Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Securities Exchange
Headquarters:	Tokyo
Contact:	Hiroyuki Takahashi Manager of Financial Accounting Section, Accounting Department Phone number 03-3297-6648

The Board of Directors approved the semiannual consolidated financial statements of Mitsui Sumitomo Insurance Company, Limited (the "Company") on the following date:

December 10, 2001

Whether or not the U.S. GAAP has been adopted for the settlement of accounts:

Not provided.

1. Consolidated business results for the six months ended September 30, 2001 (from April 1, 2001 to September 30, 2001):

(Note) All amounts are in millions of yen except for per share data and amounts less than one million have been disregarded. In addition, any negative amounts appear with the mark (-). The same shall be applied hereinafter.

(1) Consolidated operating results

	Ordinary income		Ordinary profit		Net income	
	¥ mil		¥ mil		¥ mil	
For the six months ended September 30, 2001	482,236	- 5.7%	13,498	- 21.2%	5,914	- 52.6%
For the six months ended September 30, 2000	511,123	--	17,128	--	12,469	--
For the year ended March 31, 2001	989,707	- 0.7%	27,157	- 11.0%	15,450	48.2%

	Net income per share	Diluted net income per share
For the six months ended September 30, 2001	¥7.81	¥7.36
For the six months ended September 30, 2000	¥16.06	¥15.00
For the year ended March 31, 2001	¥20.14	¥18.93

(Notes)

(1) Equity in earnings (losses) of affiliates amounted to ¥-- for the six months ended September 30, 2001, ¥-- for the six months ended September 30, 2000 and ¥-- for the year ended March 31, 2001.

(2) The average number of shares of common stock in issue on a consolidated basis was 757,210,181 shares for the six months ended September 30, 2001, 776,324,802 shares for the six months ended September 30, 2000, and 766,794,072 shares for the year ended March 31, 2001.

(3) No accounting change was made during the six months ended September 30, 2001.

(4) The percentages presented in the column "Ordinary income", "Ordinary profit" and "Net income" above represent an increase or decrease ratio in comparison with the corresponding figures for the corresponding period of the previous business year.

(5) Since the six months ended September 30, 2000 was the first period that the "Semiannual consolidated financial statement system" was introduced, the percentage of increase or decrease in comparison with the six months ended September 30, 1999 was not presented.

(2) Consolidated financial conditions

	Total assets (¥ mil.)	Shareholders' equity (¥ mil.)	Shareholders' equity as a percentage of total assets	Shareholders' equity per share (¥)
As of September 30, 2001	3,675,106	619,494	16.9%	818.12
As of September 30, 2000	3,700,915	775,521	21.0%	1,024.18
As of March 31, 2001	3,888,289	771,138	19.8%	1,018.39

(Note)

The number of shares of common stock in issue on a consolidated basis was 757,210,304 shares as of September 30, 2001, 757,207,787 shares as of September 30, 2000, and 757,211,246 shares as of March 31, 2001.

(3) Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Balance of cash and cash equivalents at end of period
	¥ mil.	¥ mil.	¥ mil.	¥ mil.
For the six months ended September 30, 2001	13,258	- 23,277	- 5,933	221,628
For the six months ended September 30, 2000	8,873	- 17,422	- 18,025	173,746
For the year ended March 31, 2001	12,891	24,312	- 17,827	237,175

(4) Scope of consolidation

Number of consolidated subsidiaries:	15
Number of unconsolidated subsidiaries accounted for by the equity method:	0
Number of affiliates accounted for by the equity method:	0

(5) Changes in the scope of consolidation for the six months ended September 30, 2001

Number of newly consolidated subsidiaries:	0
Number of consolidated subsidiaries excluded from consolidation:	0
Number of unconsolidated subsidiaries and affiliates newly accounted for by the equity method:	0

00119 5,000 2001.10 (新)

Number of unconsolidated subsidiaries and affiliates ceased to be accounted for by the equity method: 0

2. Consolidated operating results forecast for the Year ending March 31, 2002 (from April 1, 2001 to March 31, 2002):

	Net premiums written	Ordinary income	Net income
	¥ mil	¥ mil	¥ mil
For the year ending March 31, 2002	1,404,000	49,000	15,500

The estimated net income per share for the year ending March 31, 2002: ¥13.85.

Note:

The foregoing are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties. Actual financial results may differ materially depending on a number of factors including, adverse economic conditions, currency exchange rate fluctuations, adverse legislative and regulatory developments, delays in new product launches, pricing and insurance product initiatives of competitors, the inability of the Company or its subsidiaries or affiliates to market existing and new insurance products effectively, infringements intellectual property rights of the Company or its subsidiaries or affiliates and the adverse outcome of material litigation.

(Note) The above business results forecast is based on the accumulated figures of the consolidated business results of the former Mitsui Marine and Fire Insurance Co., Ltd. for the six months ended September 30, 2001 (from April 1, 2001 to September 30, 2001) and the consolidated business results forecast of Mitsui Sumitomo Insurance Co., Ltd. for the six months ending March 31, 2002 (from October 1, 2001 to March 31, 2002). With respect to the business results forecast based on the accumulated figures of the two companies including the business results for the six months ended September 30, 2001 of the former Sumitomo Marine & Fire Insurance Co., Ltd., please see the attached documents hereto.

The corporate group (the Company and affiliates) consists of the Company, its 66 subsidiaries and 10 affiliates. It is an insurance and financial group carrying out the "non-life insurance business and non-life insurance related business" and "life insurance business".



Mitsui Marine and Fire Insurance Company, Limited
<75 company>
Non-Life Insurance Business and Non-Life Insurance Related Business
Non-Life Insurance Business
<16 companies>
9 subsidiaries
7 affiliates
★ Mitsui Marine & Fire Insurance Co. (Europe) Ltd. <U.K.>
★ Mitsui Marine & Fire Insurance Company of America <U.S.A.>
★ Mitsui Marine & Fire Insurance (Asia) Pte. Ltd. <SINGAPORE>
★ MM Reinsurance Company Limited <BERMUDA>
★ Mitsui Marine & Fire Insurance (Hong Kong) Co., Ltd. <HONG KONG>
★ P.T. Asuranshi Mitsui Marine Indonesia <INDONESIA>
★ Taisho Marine & Fire Insurance (Malaysia) Bhd. <MALAYSIA>
★ Mitsui Marine & Kyoei Fire Seguros S.A. <BRAZIL>
★ Mitsui Marine Corporate Capital Ltd. <U.K.>
7 other companies
Non-Life Insurance Related Business
<27 companies>
25 subsidiaries
2 affiliates
☆ Mitsui Marine International Ltd. <U.K.> (Non-life insurance agency business, etc.)
☆ Mitsui Marine Auto Claims Adjusting Co., Ltd. (Automobile insurance claim survey business)
☆ Interisk Corp. (Total risk management services)
24 other companies
Asset Management Related Business
<11 companies>
Investment Trust and Investment Advisory Business
<3 subsidiaries>
★ Mitsui Marine Asset Management Co., Ltd. (Commissioning Business of Security Investment Trust and Investment Advisory Business)
2 other companies
Real Estate Investment Business
<1 subsidiary>
☆ Taisho Realty America Corporation <U.S.A.>
Other Asset Management Related Business
<7 subsidiaries>
★ Mitsui Marine Capital Company, Limited (Venture capital business)
☆ Mitsui Marine Finance Service Co., Ltd. (Credit guarantees and outsourcing business)
5 other companies
General Affairs & Administrative Outsourcing Business
<21 companies>
General Affairs Related Business
<3 subsidiaries>
☆ Daito Ryutsu Service, K.K. (Logistics)
2 other companies
Outsourcing and Computing Related Business
<3 subsidiaries>
☆ Mitsui Marine Data Processing Service Co., Ltd. (Operation of computer equipment)
☆ Mitsui Marine System Development Co., Ltd. (Development of computer software)
1 other company
Training Business
<1 subsidiary >
☆ Mitsui Marine Agency Service Co., Ltd. (Education and training business for agencies of the Company)
Staff Dispatching Business
<1 subsidiary>
☆ Mitsui Marine Knowledge Service Co., Ltd.
Other Businesses
<13 subsidiaries>
12 subsidiaries
1 affiliate
☆ Life Service Network Co., Ltd. (Operation of nursing facilities and welfare businesses for elderly)
12 other companies
<1 company>
Life Insurance Business
<1 subsidiary>
★ Mitsui Mirai Insurance Co., Ltd.

00119 5,000 2001.10 (新)

(Notes) 1. Marks before company names indicate the following:
★: Consolidated subsidiary of the Company
☆: Non-consolidated subsidiary of the Company

2. Mitsui Marine & Fire Insurance Co. (Europe) Ltd. changed the name into Mitsui Sumitomo Insurance Company (Europe) Limited as of October 1, 2001.
3. Mitsui Marine & Fire Insurance (Asia) Pte. Ltd. changed the name into Mitsui Sumitomo Insurance (Singapore) Pte. Ltd. as of October 1, 2001.
4. Mitsui Marine & Fire Insurance (Hong Kong) Co., Ltd. changed the name into Mitsui Sumitomo Insurance Company (Hong Kong) Limited as of October 1, 2001.
5. Taisho Marine & Fire Insurance (Malaysia) Bhd. changed the name into Mitsui Sumitomo Insurance (Malaysia) Bhd. as of October 1, 2001.
6. Mitsui Marine & Kyoei Fire Seguros S.A. changed the name into Mitsui Sumitomo Seguros S.A. as of October 1, 2001.
7. Mitsui Marine Auto Claims Adjusting Co., Ltd. merged with Sumitomo Marine Automobile Claims Survey Co., Ltd. as of October 1, 2001, and it is now called MITSUI SUMITOMO INSURANCE Claims Adjusting Company, Limited.
8. Interisk Corporation merged with The Sumitomo Marine Research Institute, Inc. as of October 1, 2001, and it is now called Interisk Research Institute & Consulting, Inc.
9. Mitsui Marine Asset Management Co., Ltd. merged with Sumitomo Marine Asset Management Co., Ltd. as of October 1, 2001, and it is now called MITSUI SUMITOMO INSURANCE Asset Management Co., Ltd.
10. Mitsui Marine Capital Company, Limited changed the name into MITSUI SUMITOMO INSURANCE Venture Capital Company, Limited as of October 1, 2001.
11. Mitsui Marine Finance Service Co., Ltd. merged with Sumitomo Marine Loan Service Co., Ltd. as of October 1, 2001, and it is now called MITSUI SUMITOMO INSURANCE Loan Service Company, Limited.
12. Mitsui Marine Data Processing Service Co., Ltd. merged with Sumitomo Marine Data Services Co., Ltd. as of October 1, 2001, and it is now called MSK Information Service Company, Limited.
13. Mitsui Marine System Development Co., Ltd. merged with Sumitomo Marine Systems Development Co., Ltd. as of October 1, 2001, and it is now called MSK System Development Company, Limited.
14. Mitsui Marine Agency Service Co., Ltd. merged with Sumitomo Marine Agencies Services Co., Ltd. as of October 1, 2001, and it is now called MITSUI SUMITOMO INSURANCE Agency Service Company, Limited.
15. Mitsui Marine Knowledge Service Co., Ltd. merged with Sumitomo Marine Staff Services Co., Ltd. as of October 1, 2001, and it is now called MITSUI SUMITOMO INSURANCE Staffing Service Company, Limited.
16. Life Service Network Co., Ltd. merged with Well Life Service Co., Ltd. and Sumitomo Marine Sawayaka Net Co., Ltd. as of October 1, 2001, and it is now called MITSUI SUMITOMO INSURANCE Care Network Company, Limited.
17. Mitsui Mirai Insurance Co., Ltd. merged with Sumitomo Marine Yu-Yu Life Insurance Co., Ltd. as of October 1, 2001, and it is now called Mitsui Sumitomo Kirameki Life Insurance Company, Limited.

Management Policy

The Sumitomo Marine and Fire Insurance Company, Limited and Mitsui Marine and Fire Insurance Company, Limited merged on October 1, 2001 to form Mitsui Sumitomo Insurance Company, Limited.

The management policy of Mitsui Sumitomo Insurance Company, Limited is as described below:

1. Fundamental Policy

As its management concept, the Company has stated as below:

> Through our insurance and financial services business, we commit ourselves to the following:
>
> ○ Bringing security and safety to people and businesses around the world, and making a lasting contribution to the enrichment of society.
>
> ○ Providing the finest products and services, and realizing customer satisfaction.
>
> ○ Continuously improving our business, thereby meeting our shareholders' expectations and earning their trust.

The following is the corporate image aimed at:

① an insurance and financial group (aiming at the realization of a non-life insurance company in Japan having the No. 1 growth, profitability and size and, operating globally on the basis of an aggressive international strategy) which engages in non-life insurance and life insurance as its core business and at the same time dynamically develops financial services and risk related services business;

② an insurance and financial group which is highly valued and trusted by customers, shareholders, agencies, and society; and

③ an insurance and financial group, the staff of which is full of creativity and is energetic, very fresh and innovative

2. Basic Profit Distribution Policy

The Company intends to respond to support from its shareholders by paying dividends suitable for its business results and effecting a proper profit returning policy on the basis of maintaining stable dividends, while taking the future managerial environment and business developments into consideration. Given the nature of the non-life insurance business, however, the Company deems it necessary to seek to enhance its internal reserves in preparation for the occurrence of an earthquake or any other extraordinary disaster.

Such internal reserves will be used for effective investment aimed at strengthening the managerial basis of the Company to prepare for changes in the business environment while at the same time efforts will be made to expand its collateral power.

In the merger the Company issued 722,670,455 shares of common stock and allotted and delivered 1.09 shares of its common stock for each share of common stock of The Sumitomo Marine and Fire Insurance Company, Limited held by its shareholders to the shareholders (including the beneficial shareholders) whose names have been recorded in the final register of shareholders of The Sumitomo Marine and Fire Insurance Company, Limited as of the day immediately preceding the effective date of the merger.

While there will be paid no money to be delivered due to the merger, it has been determined that dividends on the shares allotted and delivered as a result of the merger will be calculated as from April 1, 2001.

00119 5,000 2001.10 (新)

3. Medium- and Long-term Corporate Management Strategies

Under its medium management plan "MS WAVE" for business years 2001 and 2002, the Company has been committing itself to its managerial issues based on the following basic strategies:

(1) Strategy for the No. 1 growing power and profitability

① Innovation of the sales structure of insurance agencies, utilization of the computer system for insurance agencies.

② Marketing new products matching the needs of the market, aggressive entrance into any growing market.

③ Improvement in loss ratio, decrease in operating costs.

④ Reinforcement of asset management capability, and financial services business.

⑤ Reinforcement of risk related business, such as risk management.

(2) Highest quality strategy (Customer services, Corporate governance, Compliance)

① Enhancement of customer services and realization of a superior position over competitors attributable to the highest quality products, services and response capability to customers.

② Improvement of corporate governance in response to the shareholders' and the market's expectation.

③ Compliance to the fullest extent.

(3) Strategy to maximize M-S power (Staff of Mitsui Sumitomo Insurance Company, Limited, and its agencies)

① Early materialization of the merger effect by consolidating all staff in one union.

② Creation of a new corporate culture, training of personnel full of creativity

③ Strategic utilization of information technology (IT)

4. Major Matters to be Addressed by the Company

(1) Early materialization of merger effects:

While the financial industry has been undergoing competition beyond borders and the framework of business styles, the non-life insurance market has also been experiencing intensified competition as a result of the liberalization of insurance products and rates, as well as the participation in the market from foreign companies and companies from other industries. In addition, demand for the development of more attractive products and services and for more efficient business operations has been increasing more than ever in the wake of more diversified and sophisticated needs of the customer.

Under such circumstances, The Sumitomo Marine and Fire Insurance Company, Limited and Mitsui Marine and Fire Insurance Company, Limited merged on an equal basis on October 1, 2001 with the aim of further expanding growth, profitability and competitiveness, and started as Mitsui Sumitomo Insurance Company, Limited.

The Company will seek to further improve its business results and enhance its corporate value by actively utilizing for improvement of the customer satisfaction its system for providing highest quality products and services and the largest operating and accident-handling service networks in Japan which have been created by the merger and also by committing itself in a positive and aggressive manner to the improvement of its managerial efficiency and capital utilization through the expanded the size of the Company as well as to the pursuit of growth areas and new business models.

(2) Business tie-ups for expansion of growth and profitability:

① Business tie-up with the Nissay Group

In October, 2000 the Company reached an agreement with the Nissay Group to jointly deal with the mutual provision of products and services and with the building-up of computer systems for insurance agencies, and then in April, 2001 the Company and the Group jointly set up Insurance System Solution (ISS), Inc, a company to develop and operate computer systems for insurance agencies engaged in promoting the composite sales of life insurance and non-life insurance products. The Company and the Group since then have been promoting joint undertakings satisfactorily, as shown by the start of joint marketing through a Proposal on Solutions for Management of Medical Institutions.

② Business tie-up with the U.S. Citi Group

In order to reinforce the handling of variable individual pension insurance, the Company entered into a business tie-up with Citi Insurance International Holdings Inc ("Citi Insurance"), an international insurance division of the US Citi Group having the experience and knowhow in such insurance business in the United States, and jointly established a joint venture life insurance company in Japan. They are in the process of intensive study to launch the underwriting and sale of variable individual pension insurance by the established company from April next year.

③ Strengthening of insurance business through the Mitsui and Sumitomo Group

In November, 2001 the Company agreed with Mitsui Life Insurance, Sumitomo Life Insurance and Sumitomo Mitsui Banking Corporation that it will be necessary to further reinforce the insurance business as part of the Mitsui and Sumitomo Group in order to lead the insurance industry in Japan and secure global competitiveness through the provision of outstanding products and services and the improvement in cost competitiveness, and in the new framework of the Mitsui and Sumitomo Group, the Company will further expand cooperation with the companies within the Group, particularly through a full tie-up in the following areas:

- Mutual connection of sales channels;
- Joint research and development of life and non-life insurance products and finance-incorporated products;
- Restructuring of asset management business;
- Converging of Mitsui life and non-life insurance subsidiaries into the Company; and
- Further expansion of personnel exchanges.

5. Measures for Improvement of Management Controlling Body (i.e., for Enhancement of Corporate Governance)

The Company has introduced an executive officer system to separate its "decision-making and supervising functions of important managerial matters" from its "executive functions", thereby establishing a system for the execution of business for which each of the executive officers is responsible as well as making discussions at meetings of the board of directors more lively and the decision-making process more speedy.

The Company has decided the term of office of directors to be one year so as to structure a management system capable of responding to changes with mobility and to define directors' responsibility in management, and also has set up a personnel committee and a compensation committee as internal committees of the board of directors which will advise the board of directors on personnel matters and matters of compensation for directors and executive officers, respectively, upon delegation by the board of directors.

Further, the Company is preparing for the establishment of an advisory board enabling the Company to reflect opinions from outside knowledgeable people in its management issues and strategies.

Operating Results

1. Outline of the consolidated semiannual period under review

(1) Business results

In this semiannual period, ordinary income decreased by ¥28.8 billion to ¥482.2 billion and ordinary expenses decreased ¥25.2 billion to ¥468.7 billion, as compared to the corresponding period of the previous year, resulting in ordinary profit of ¥13.4 billion or a decrease of ¥3.6 billion after the deduction of ordinary expense from ordinary income.

The details by business segment are as follows:

① In non-life insurance, ordinary income decreased ¥32.2billion to ¥472.4 billion, partly due to a decrease of ¥28.8 billion in investment income on deposits by policyholders, though net premiums written increased ¥16.7 billion to ¥338.1 billion. Ordinary expenses amounted to ¥459.1 billion, a decrease of ¥28.7 billion, due mainly to maturity refunds being reduced by ¥47.5 billion. As a result, ordinary profit amounted to ¥13.2 billion.

② In life insurance, ordinary income amounted to ¥26.3 billion, a decrease of ¥300 million, attributable mainly to a decrease of ¥1.4 billion in life insurance premiums written. Ordinary expenses decreased by ¥100 million to ¥26.1 billion due, among other things, to a decrease of ¥3.4 billion in provisions for underwriting reserve. As a result, ordinary profit amounted to ¥100 million.

After adding to or deducting from the ordinary income indicated above extraordinary income, extraordinary losses, income tax, etc., adjustments to such taxes and minor shareholders' equity, net income for the interim period amounted to ¥5.9 billion.

(2) Cash flow

Cash flow from operating activities amounted to ¥13.2 billion, an increase of ¥4.3 billion over the same period of the previous year, due to continued steady life insurance business as well as to the refunds on income tax, etc. of the parent company. Cash flow from investment activities fell ¥5.8 billion from the same period of the previous year to a negative figure of ¥23.2 billion. This was attributable to active investment mainly through the purchase of securities. Cash flow from financial activities increased by ¥12.0 billion to minus ¥5.9 billion, as compared to the same period of the previous year when cancellation of treasury stock was effected by use of profit. As a result, cash and cash equivalents as at the end of the interim period under review amounted to ¥221.6 billion, a decrease of ¥15.5 billion from the same period of the previous year.

2. Prospects for this business year

Ordinary income of ¥1,404.0 billion, ordinary profit of ¥49.0 billion and net income of ¥15.5 billion are expected for this business year (i.e., Business Year ending March 31, 2002).

Note:

The foregoing are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties. Actual financial results may differ materially depending on a number of factors including, adverse economic conditions, currency exchange rate fluctuations, adverse legislative and regulatory developments, delays in new product launches, pricing and insurance product initiatives of competitors, the inability of the Company or its subsidiaries or affiliates to market existing and new insurance products effectively, infringements intellectual property rights of the Company or its subsidiaries or affiliates and the adverse outcome of material litigation.

Semiannual Income and Loss for the Six Months ended September 30, 2001 in comparison with the corresponding Six Months of the Previous Year

(All amounts are in millions of yen.)

Accounts / Periods	For the six months ended Sept. 30, 2000	For the six months ended Sept. 30, 2001	Fluctuation	Percentage of increase or decrease	For the year ended Mar. 31, 2001
Ordinary Income and Expenses					
Underwriting income	**482,321**	**448,335**	**- 33,985**	**- 7.0**	**931,865**
Net premiums written	321,378	338,166	16,788	5.2	637,669
Deposit premiums by policyholders	99,177	70,328	- 28,849	- 29.1	170,492
Life insurance premiums	24,916	23,422	- 1,494	- 6.0	54,899
Underwriting expenses	**416,719**	**377,458**	**- 39,261**	**- 9.4**	**800,302**
Net losses paid	164,671	171,636	6,965	4.2	350,692
Losses adjustment expenses	15,858	17,527	1,668	10.5	33,133
Commission and brokerage expenses	57,947	58,661	714	1.2	115,190
Deposits to policyholders	169,516	121,927	- 47,588	- 28.1	283,072
Life insurance money	1,511	2,130	619	41.0	3,322
Investment income	**27,889**	**32,506**	**4,616**	**16.6**	**55,619**
Interest and dividend income	32,532	33,088	555	1.7	64,126
Gain on sale of securities	13,178	14,020	841	6.4	23,888
Investment expenses	**5,059**	**16,528**	**11,468**	**226.7**	**18,995**
Loss on sale of securities	428	1,238	809	189.0	1,628
Loss on devaluation of securities	914	10,647	9,732	1,063.9	8,357
Operating, general and administrative expenses	**69,903**	**72,802**	**2,898**	**4.1**	**140,121**
Other ordinary income and expenses	**- 1,400**	**- 554**	**846**	**--**	**- 907**
Ordinary profit	**17,128**	**13,498**	**- 3,629**	**- 21.2**	**27,157**
Extraordinary Income and Losses					
Extraordinary income	7,243	3,577	- 3,665	- 50.6	30,858
Extraordinary losses	6,387	8,660	2,273	35.6	36,148
Extraordinary income and losses	**856**	**- 5,082**	**- 5,938**	**- 693.8**	**- 5,289**
Income before income taxes	17,984	8,416	- 9,567	- 53.2	21,867
Income taxes and inhabitants' taxes	6,208	9,726	3,518	56.7	1,533
Adjustment of income taxes	- 966	- 7,279	- 6,313	--	4,288
Minority interests	272	54	- 217	- 79.9	595
Net income	**12,469**	**5,914**	**- 6,555**	**- 52.6**	**15,450**

00119 5,000 2001.10 (新) (

Direct premiums written (including deposit premiums by policyholders)

(All amounts are in millions of yen.)

Accounts \ Periods	For the six months ended September 30, 2000			For the six months ended September 30, 2001			For the year ended March 31, 2001		
	Amount	Increase	Ratio	Amount	Increase	Ratio	Amount	Increase	Ratio
			%		%	%		%	%
Fire Insurance	68,457		15.0	63,209	- 7.7	14.5	133,929	1.8	15.4
Marine Insurance	18,528		4.1	19,262	4.0	4.4	37,179	0.3	4.3
Personal Accident Insurance	111,229		24.4	88,895	- 20.1	20.4	195,457	- 6.9	22.5
Automobile Insurance	155,279		34.1	158,120	1.8	36.3	313,221	4.6	36.0
Compulsory Automobile Liability Insurance	46,907		10.3	47,445	1.1	10.9	85,215	2.7	9.8
Miscellaneous	55,334		12.1	58,885	6.4	13.5	104,516	15.3	12.0
Total	**455,737**		**100.0**	**435,820**	**- 4.4**	**100.0**	**869,520**	**2.1**	**100.0**
Deposit premiums by policyholders (inclusive)	99,177		21.8	70,328	- 29.1	16.1	170,492	- 7.3	19.6

Net premiums written

(All amounts are in millions of yen.)

Accounts \ Periods	For the six months ended September 30, 2000			For the six months ended September 30, 2001			For the year ended March 31, 2001		
	Amount	Increase	Ratio	Amount	Increase	Ratio	Amount	Increase	Ratio
			%		%	%		%	%
Fire Insurance	41,668		13.0	43,942	5.5	13.0	85,030	5.2	13.3
Marine Insurance	14,859		4.6	15,885	6.9	4.7	30,202	- 0.8	4.8
Personal Accident Insurance	37,513		11.7	35,314	- 5.9	10.4	69,554	- 1.5	10.9
Automobile Insurance	155,682		48.4	159,066	2.2	47.0	314,227	4.7	49.3
Compulsory Automobile Liability Insurance	25,625		8.0	26,195	2.2	7.8	48,595	2.5	7.6
Miscellaneous	46,028		14.3	57,761	25.5	17.1	90,058	4.8	14.1
Total	**321,378**		**100.0**	**338,166**	**5.2**	**100.0**	**637,669**	**3.6**	**100.0**

Net losses paid

(All amounts are in millions of yen.)

Accounts \ Periods	For the six months ended September 30, 2000			For the six months ended September 30, 2001			For the year ended March 31, 2001		
	Amount	Increase	Ratio	Amount	Increase	Ratio	Amount	Increase	Ratio
			%		%	%		%	%
Fire Insurance	15,162		9.2	12,942	- 14.6	7.5	31,393	- 18.3	9.0
Marine Insurance	7,277		4.4	8,848	21.6	5.2	15,626	- 9.9	4.5
Personal Accident Insurance	13,959		8.5	13,258	- 5.0	7.7	29,174	- 1.9	8.3
Automobile Insurance	88,416		53.7	92,123	4.2	53.7	190,928	11.9	54.4
Compulsory Automobile Liability Insurance	15,660		9.5	15,428	- 1.5	9.0	31,270	5.3	8.9
Miscellaneous	24,195		14.7	29,034	20.0	16.9	52,300	- 3.7	14.9
Total	**164,671**		**100.0**	**171,636**	**4.2**	**100.0**	**350,692**	**3.1**	**100.0**

(Note) Any figures are amounts before the off-set of intersegment transactions.

00119 5,000 2001.10 (新) C

Semiannual Consolidated Balance Sheet

(All amounts are in millions of yen.)

Accounts / Consolidated periods	As of September 30, 2000		As of September 30, 2001		Fluctuation	As of March 31, 2001	
	Amount	Ratio	Amount	Ratio		Amount	Ratio
(Assets)		%		%			%
Cash on hand and in banks	127,712	3.45	235,333	6.40	107,620	173,700	4.47
Call loans	57,720	1.56	--	--	- 57,720	10,000	0.26
Monetary claims bought	31,077	0.84	23,554	0.64	- 7,523	81,455	2.09
Money trust	48,253	1.30	33,450	0.91	- 14,802	39,551	1.02
Securities	2,405,564	65.00	2,228,868	60.65	- 176,695	2,423,236	62.32
Loans	474,834	12.83	403,181	10.97	- 71,652	434,580	11.18
Real property and equipment	202,152	5.46	191,714	5.22	- 10,438	195,249	5.02
Other assets	191,545	5.18	201,907	5.49	10,361	212,706	5.47
Deferred tax assets	--	--	1,083	0.03	1,083	103	0.00
Customers' guarantees liability	198,318	5.36	371,021	10.10	172,702	338,798	8.71
Allowance for bad debts	- 36,216	- 0.98	- 15,009	- 0.41	21,207	- 21,068	- 0.54
Allowance for investment losses	- 48	- 0.00	--	--	48	- 25	- 0.00
Total Assets	3,700,915	100.00	3,675,106	100.00	- 25,809	3,888,289	100.00
(Liabilities)							
Underwriting funds	2,358,637	63.73	2,398,261	65.26	39,623	2,391,713	61.51
Reserve for outstanding claims	198,670		227,536		28,866	223,588	
Underwriting reserves	2,159,967		2,170,724		10,756	2,168,125	
Convertible bonds	--	--	52,594	1.43	52,594	52,594	1.35
Other liabilities	144,579	3.91	98,360	2.68	- 46,218	105,865	2.72
Accrued retirement benefits	83,842	2.26	83,940	2.28	98	83,796	2.16
Accrued bonuses for employees	4,755	0.13	4,465	0.12	- 289	3,774	0.10
Reserve for loss on sale of credits	2,450	0.07	2,701	0.07	251	2,650	0.07
Reserve for loss on investments in real estate	--	--	1,220	0.03	1,220	2,309	0.06
Reserve under the special law	7,678	0.21	10,084	0.28	2,405	9,668	0.25
Reserve for price fluctuation	7,678		10,084		2,405	9,668	
Deferred tax liabilities	121,888	3.29	29,020	0.79	- 92,868	122,176	3.14
Guarantees outstanding	198,318	5.36	371,021	10.10	172,702	338,798	8.71
Total Liabilities	2,922,150	78.96	3,051,670	83.04	129,519	3,113,348	80.07
Minority Shareholders' Interest	3,242	0.09	3,940	0.11	698	3,802	0.10
(Shareholders' Equity)							
Capital stock	68,453	1.85	68,453	1.86	--	68,453	1.76
Additional paid-in capital	46,440	1.25	46,440	1.26	--	46,440	1.19
Consolidated retained earnings	211,690	5.72	215,219	5.86	3,529	214,660	5.52
Unrealized holding gain on securities	457,924	12.37	295,303	8.04	- 162,621	448,917	11.55
Translation adjustments	- 8,982	- 0.24	- 5,917	- 0.16	3,064	- 7,329	- 0.19
Total	775,526	20.95	619,498	16.86	- 156,027	771,141	19.83
Treasury stock	- 4	- 0.00	- 4	- 0.00	0	- 3	- 0.00
Total shareholders' equity	775,521	20.95	619,494	16.86	- 156,027	771,138	19.83
Total Liabilities and Shareholders' equity	3,700,915	100.00	3,675,106	100.00	- 25,809	3,888,289	100.00

00119 5,000 2001.10 (新) C

Semiannual Consolidated Statement of Income

(All amounts are in millions of yen.)

Accounts / Consolidated periods	For the six months ended September 30, 2000 (Apr.1, 2000 - Sep. 30, 2000)		For the six months ended September 30, 2001 (Apr.1, 2001 - Sep. 30, 2001)		Fluctuation	For the year ended Mar. 31, 2001 (Apr. 1, 2000 - Mar. 31 2001)	
	Amount	Ratio	Amount	Ratio		Amount	Ratio
		%		%			%
Ordinary Income and Expenses							
Ordinary Income	**511,123**	**100.00**	**482,236**	**100.00**	**- 28,886**	**989,707**	**100.00**
Underwriting income	**482,321**	**94.36**	**448,335**	**92.97**	**- 33,985**	**931,865**	**94.16**
Net premiums written	321,378		338,166		16,788	637,669	
Deposit premiums by policyholders	99,177		70,328		- 28,849	170,492	
Investment in income on deposit premiums, etc.	18,793		16,236		- 2,557	37,212	
Life insurance premiums	24,916		23,422		- 1,494	54,899	
Decrease in underwriting reserves	18,022		--		- 18,022	31,099	
Investment income	**27,889**	**5.46**	**32,506**	**6.74**	**4,616**	**55,619**	**5.62**
Interest and dividends income	32,532		33,088		555	64,126	
Gain on sale of securities	13,178		14,020		841	23,888	
Transfer of investment income on deposit premiums, etc.	- 18,793		- 16,236		2,557	- 37,212	
Other Ordinary Income	**911**	**0.18**	**1,394**	**0.29**	**482**	**2,222**	**0.22**
Ordinary Expense	**493,995**	**96.65**	**468,737**	**97.20**	**- 25,257**	**962,549**	**97.26**
Underwriting expenses	**416,719**	**81.53**	**377,458**	**78.27**	**- 39,261**	**800,302**	**80.86**
Net losses paid	164,671		171,636		6,965	350,692	
Losses adjustment expenses	15,858		17,527		1,668	33,133	
Commission and brokerage expenses	57,947		58,661		714	115,190	
Deposits to policyholders	169,516		121,927		- 47,588	283,072	
Life insurance money, etc.	1,511		2,130		619	3,322	
Increase in reserve for outstanding claims	5,997		4,645		- 1,352	14,314	
Increase in underwriting reserves	--		61		61	--	
Investment expenses	**5,059**	**0.99**	**16,528**	**3.43**	**11,468**	**18,995**	**1.92**
Loss on sale of securities	428		1,238		809	1,628	
Loss on devaluation of securities	914		10,647		9,732	8,357	
Operating, general and administrative expenses	**69,903**	**13.68**	**72,802**	**15.10**	**2,898**	**140,121**	**14.16**
Other ordinary expenses	**2,312**	**0.45**	**1,948**	**0.40**	**- 363**	**3,129**	**0.32**
Ordinary profit	**17,128**	**3.35**	**13,498**	**2.80**	**- 3,629**	**27,157**	**2.74**
Extraordinary Income and Losses							
Extraordinary income	**7,243**	**1.42**	**3,577**	**0.74**	**- 3,665**	**30,858**	**3.12**
Extraordinary losses	**6,387**	**1.25**	**8,660**	**1.79**	**2,273**	**36,148**	**3.65**
Increase in reserve under the special law	737		416		- 320	2,726	
Reserve for price fluctuation	737		416		- 320	2,726	
Other extraordinary loss	5,650		8,243		2,593	33,421	
Income before income taxes	17,984	3.52	8,416	1.75	- 9,567	21,867	2.21
Income taxes and inhabitants' taxes	6,208	1.22	9,726	2.02	3,518	1,533	0.16
Adjustment of income taxes	- 966	- 0.19	- 7,279	- 1.51	- 6,313	4,288	0.43
Minority interests	272	0.05	54	0.01	- 217	595	0.06
Net income	**12,469**	**2.44**	**5,914**	**1.23**	**- 6,555**	**15,450**	**1.56**

Semiannual Consolidated Statements of Retained Earnings

(All amounts are in millions of yen.)

Accounts / Consolidated periods	For the six months ended Sep. 30, 2000 (Apr.1, 2000 - Sep. 30, 2000)	For the six months ended Sep. 30, 2001 (Apr.1, 2001 - Sep. 30, 2001)	Fluctuation	For the year ended Mar. 31, 2001 (Apr. 1, 2000 - Mar. 31 2001)
	Amount	Amount		Amount
Consolidated retained earnings at beginning of the period	**216,539**	**214,660**	**- 1,879**	**216,539**
Increase in consolidated retained earnings	**598**	**--**	**- 598**	**598**
Increase in retained earnings at beginning of the period in connection with the increase in number of consolidated subsidiaries	598	--	- 598	598
Decrease in consolidated retained earnings	**17,917**	**5,355**	**- 12,562**	**17,928**
Cash dividends	5,454	5,300	- 154	5,454
Bonuses to officers	55	55	--	55
Decrease in retained earnings in accordance with the application of the market price method	161	--	- 161	171
Decrease in retained earnings in connection with the cancellation of shares by way of using profits	12,247	--	- 12,247	12,247
Net income	**12,469**	**5,914**	**- 6,555**	**15,450**
Consolidated retained earnings at end of the period	**211,690**	**215,219**	**3,529**	**214,660**

Semiannual Consolidated Statements of Cash Flows

(All amounts are in millions of yen.)

Accounts \ Periods	For the six months ended Sep. 30, 2000 (Apr.1, 2000 - Sep. 30, 2000)	For the six months ended Sep. 30, 2001 (Apr.1, 2001 - Sep. 30, 2001)	Fluctuation	For the year ended Mar. 31, 2001 (Apr. 1, 2000 - Mar. 31 2001)
	Amount	Amount		Amount
I. Cash flows from operating activities				
Income before income taxes	17,984	8,416	- 9,567	21,867
Depreciation and amortization	6,094	5,895	- 199	12,771
Increase in reserve for outstanding claims	5,997	4,483	- 1,514	14,314
Increase in underwriting reserves	- 18,134	884	19,019	- 13,457
Increase in allowance for bad debts	1,418	- 6,069	- 7,487	- 13,740
Increase in allowance for investment losses	- 5,175	--	5,175	- 5,198
Increase in accrued retirement benefits	1,483	169	- 1,314	1,434
Increase in accrued bonuses for employees	705	688	- 17	- 277
Increase in reserve for loss on sale of credits	- 36	51	87	163
Increase in reserve for loss on investment in real estate	--	- 1,089	- 1,089	2,309
Increase in reserve for price fluctuation	737	416	- 320	2,726
Interest and dividend income	- 32,532	- 33,088	- 555	- 64,126
Gain or loss in connection with securities (losses)	- 9,422	- 1,787	7,634	- 30,679
Interest expense	234	247	12	486
Exchange gains or losses (losses)	- 327	34	362	- 976
Gain or loss in connection with real estate (losses)	1,673	1,640	- 33	5,325
Increase in other assets (excluding investment activities, financing activities, etc.)	7,241	- 3,503	- 10,744	- 2,666
Increase in other liabilities (excluding investment activities, financing activities, etc.)	5,603	- 12,821	- 18,424	22,990
Other	2,434	6,614	4,179	14,970
Subtotal	- 14,019	- 28,816	- 14,797	- 31,761
Interest and dividends received	30,554	33,417	2,863	63,565
Interest paid	- 21	- 41	- 19	- 478
Income taxes paid	- 7,639	8,699	16,338	- 18,432
Cash flows from operating activities	**8,873**	**13,258**	**4,384**	**12,891**
II. Cash flows from investing activities				
Net increase in bank deposits	4,362	- 144	- 4,507	11,053
Purchases of monetary claims bought	- 12,787	- 1,646	11,141	- 15,585
Proceeds from sale and maturity of monetary claims bought	20,401	1,110	- 19,291	24,844
Payment for increase in money trust	- 14,997	- 1,079	13,917	- 11,128
Proceeds from decrease in money trust	10,870	4,055	- 6,814	14,107
Purchases of marketable securities	- 182,876	- 198,810	- 15,933	- 366,785
Proceeds from sale and maturity of securities	114,835	148,150	33,314	300,833
Loans receivable made	- 48,665	- 34,649	14,015	- 91,821
Collection of loans	87,742	62,883	- 24,859	161,506
Other	--	6	6	- 1,096
II ① Subtotal		- 20,123		25,927
(I + II ①)		(- 6,864)		(38,819)
Purchase of real property and equipment	- 2,219	- 3,495	- 1,275	- 6,451
Proceeds from sale of real property and equipment	5,974	282	- 5,691	7,454
Other	- 65	58	123	- 2,619
Cash flows from investing activities	**- 17,422**	**- 23,277**	**- 5,854**	**24,312**
III. Cash flows from financing activities				
Payment for acquisition of treasury stock	- 12,247	--	12,247	- 12,247
Cash dividends paid	- 5,454	- 5,300	154	- 5,454
Cash dividends paid to minority shareholders	- 105	- 75	30	- 105
Other	- 218	- 557	- 339	- 20
Cash flows from financing activities	**- 18,025**	**- 5,933**	**12,092**	**- 17,827**
IV. Effects of exchange rate changes on cash and cash equivalents	**54**	**404**	**350**	**1,062**
V. Increase in cash and cash equivalents	**- 26,520**	**- 15,547**	**10,972**	**20,439**
VI. Cash and cash equivalents at beginning of the period	**199,664**	**237,175**	**37,511**	**199,664**
VII. Increase in cash and cash equivalents in accordance with the new consolidation	**602**	--	**- 602**	**602**
VIII. Increase in cash and cash equivalents in accordance with the business transfer	--	--	--	**16,469**
IX. Cash and cash equivalents at end of the period	**173,746**	**221,628**	**47,881**	**237,175**

00119 5,000 2001.10 (新) C

Significant Accounting Policies for Semiannual Consolidated Financial Statements

1. Scope of Consolidation

(1) Number of consolidated subsidiaries 15

Names of major consolidated subsidiaries:

Mitsui Mirai Insurance Co., Ltd.
Mitsui Marine Asset Management Co., Ltd.
Mitsui Marine Capital Company, Limited
Mitsui Marine & Fire Insurance Company of America
Mitsui Marine & Fire Insurance Co. (Europe) Ltd.
Mitsui Marine & Fire Insurance (Asia) Pte. Ltd.

(2) Descriptions of unconsolidated subsidiaries

Name of major unconsolidated subsidiaries:

Mitsui Marine Auto Claims Adjusting Co., Ltd.
Mitsui Marine Knowledge Service Co., Ltd.

Companies classified as unconsolidated subsidiaries are immaterial to the extent that they will not affect reasonable decisions regarding financial conditions and business results of the corporate group, in light of the amounts equivalent to interests in their total assets, ordinary income, net income and retained earnings.

2. Equity Method

As the impact of unconsolidated subsidiaries and affiliates not accounted for by the equity method on the consolidated net income and consolidated retained earnings for semiannual periods (Mitsui Marine Knowledge Service Co., Ltd., Philippine Charter Insurance Corporation, etc.) are negligible and they are in their entirety not significant, they have not been accounted for by the equity method.

3. Accounting Periods for Consolidated Subsidiaries

Mitsui Marine & Fire Insurance Company of America and other 11 consolidated subsidiaries close their books of account at June 30 for semiannual financial reporting purposes. In preparing for the semiannual consolidated financial statements, the semiannual financial statements as of June 30 are used, since the difference of the balance sheet date does not exceed three months.
The necessary adjustments are made for the significant transactions conducted during the period from July 1 to September 30 of the relevant year on a consolidated basis.

00119 5,000 2001.10 (新) 0:

4. Significant Accounting Policies

(1) Standard and method of valuation for securities

Standard and method of valuation for securities held by the parent company and domestic consolidated subsidiaries are as follows:

① Valuation of the held-to-maturity securities is carried at the depreciation cost method.
② Valuation of shares of subsidiaries and affiliate companies is carried at the cost method on a moving average cost basis.
③ Marketable securities classified as other securities are carried at market value as of the semiannual balance sheet date with changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in shareholders' equity. The cost of securities sold is calculated by the moving average method.
④ Valuation of non-marketable securities classified as other securities is carried at the cost method or depreciation cost method on a moving average cost basis.
⑤ Valuation of securities managed as trust assets and included in a money trust that is independently managed mainly for the purpose of securities investment, is carried at the market price method.

Standard and method of valuation for securities held by overseas consolidated subsidiaries are market price method.

(2) Standard and method of valuation for derivative transactions:

Valuation of derivative transactions is carried at the market price method.

(3) Method of valuation of real property and equipment:

Depreciation of real property and equipment held by the parent company and domestic consolidated companies is carried at the declining balance method. Provided, however, that buildings (excluding attached equipment thereto) which were acquired on and after April 1, 1998 are depreciated by the straight-line method.
Depreciation of real property and equipment held by overseas consolidated companies is principally carried at the declining balance method.

(4) Basis for significant allowances:

① Allowance for bad debts

The parent company and life insurance consolidated subsidiaries provide for the allowance for bad debts in preparation for possible losses on bad debts at an amount determined pursuant to the standards for self-appraisal of assets and the standards for depreciation and provisions of reserves as follows:

With respect to receivables from obligors who were known to have suffered from collapse of management for whatever reason, legally or as a matter of form such as bankruptcy, special liquidation or suspension of any transaction at the note exchanges or who fell substantially into collapse of management, reserve is provided for by an amount equivalent to the balance obtained by deducting the expected amount to be realized by the enforcement of mortgage and the amount possibly collected by the enforcement of guarantees from the amount of receivables.

With respect to receivables from obligors who were deemed highly possible to fall into collapse of management, reserve is provided for by an amount deemed necessary upon overall judgment of their liquidity out of the amount equivalent to the balance obtained by deducting an expected amount to be realized by the enforcement of mortgage and the amount possibly collected by the enforcement of a guarantee from the amount of receivables.

With respect to receivables other than those stated above, reserve is provided for by the amount obtained by multiplying the amount of receivables by a bad debt rate calculated based on the amount of written-off receivables in the past specified period.

With respect to the reserve for specific overseas credits, reserve is provided for by an amount of loss expected to be incurred arising from political, economic or other circumstances of the subject country at the account of specific overseas credits reserve (including the reserve for overseas investment loss, etc. as stipulated in Article 55-2 of the Special Taxation Measures Law).

The enforcement division provided for in the asset self-appraisal enforcement regulations has carried out the appraisal of all assets based on the standards for self-appraisal of assets and the reserves stated above have been provided for by the respective amounts based on the results of the above appraisal.

Other consolidated subsidiaries provide for an estimated amount for losses on bad debts in consideration of the collectibility of individual receivables.

② Accrued retirement benefits

The parent company provides for an amount recognized to be paid at the end of the semiannual consolidated period based on the estimated amount of retirement benefits and the market value of the pension plan assets at the end of the semiannual consolidated period for accrued retirement benefits for employees.

Liabilities for the past services of employees of the parent company are amortized in the year in which the liability is recognized by the straight-line method over the average remaining years of service of the employees.

Actuarial difference of the parent company is charge to income in the year following the year in which such difference occurred by the straight-line method over the average remaining years of service of the employees.

Other consolidated subsidiaries adopt the simplified tax effect accounting method for the purpose of calculating the retirement benefit liabilities.

③ Accrued bonuses for employees

The parent company and consolidated subsidiaries provide for an estimated amount payable at the end of semiannual consolidated period for accrued bonuses for employees.

④ The reserve for loss on sale of credits

The parent company provides for an estimated amount of loss sale of credits at the end of the semiannual consolidated period in preparation for possible loss that might be incurred in the future due to a drop in the value of real estate

00119 5,000 2001.10 (新) 0

securing debts sold to Cooperative Credit Purchasing Company, Ltd.

⑤ Allowance for loss on investments in real estate

The parent company provides for an estimated amount of loss at the end of the semiannual period, which is prepared to be paid for possible losses incurred in connection with investment transactions of real property.

⑥ Reserve for price fluctuation

The parent company and life insurance consolidated subsidiaries provide for the reserve for price fluctuation for losses arising out of fluctuations in prices of shares, etc. under the provisions of Article 115 of the Insurance Business Law.

(5) Translation standards for significant assets and liabilities denominated in foreign currencies:

Assets and liabilities denominated in foreign currencies are translated into Japanese yen at the rate of the spot rate exchange as of the semiannual balance sheet date. Unrealized translation gain or loss is stated as income or loss.
Assets and liabilities of overseas consolidated subsidiaries are translated into Japanese yen at the rate of the spot rate exchange as of the semiannual balance sheet date, and income and expenses are translated into Japanese yen at the rate of the average exchange during the period. Unrealized translation gain or loss is stated as translation adjustments of the shareholders' equity and minority interests in the accompanying consolidated financial statements.

(6) Accounting for consumption tax, etc.:

Consumption tax, etc. is accounted under the tax exclusive method by the parent company and domestic consolidated subsidiaries except that consumption tax relating to loss adjustment expense, operating, general and administrative expenses of the parent company is accounted under the tax inclusive method. Nondeductible consumption tax in respect of assets is included in other assets payments and amortized in equal installments over a period of five years.

(7) Accounting for significant leases:

Finance leases of the parent company and domestic consolidated subsidiaries, except for those in which ownership is deemed to be transferred to the lessee, are accounted for as operating leases, that is, the rental of real property.

(8) Significant hedge accounting:

The parent company applies deferred hedges to the profit and loss resulting from stock option transactions, which are to be entered into in order to hedge exchange fluctuations in connection with holding of shares.

(9) Matters relating to tax-effect accounting:

Amounts of tax payment and adjustment of income taxes for the semiannual period is calculated at the amount to be paid during the six months ended September 30, 2001, on the basis of reserve and reversal of reserve for loss on overseas investments and reserve for special amortization through the method of appropriation of profits scheduled during the semiannual consolidated period.

(10) Accounting for deferred assets under Article 113 of the Insurance Business Law:

The amount to be amortized of deferred assets under Article 113 of the Insurance Business Law is calculated in accordance with the laws and regulations, and the provisions of the Articles of Incorporation of life insurance subsidiaries.

5. Cash and Cash Equivalents in the Semiannual Consolidated Statements of Cash Flows

Cash and cash equivalents consist of cash on hand, cash in banks which can be withdrawn on demand, and short-term investments, such as time deposits, etc., with a maturity of three months or less after the acquisition.

Change in Presentation

(Semiannual Consolidated Balance Sheet)
In accordance with revisions to the Enforcement Regulations for the Insurance Business Law, the presentation of the semiannual consolidated balance sheet has been changed and "Convertible bonds", which had been formerly included in the "Other liabilities", is now shown after the item "Underwriting fund" for the six months ended September 30, 2001.

(Semiannual Consolidated Cash Flows)
In accordance with revisions to the Enforcement Regulations for the Insurance Business Law, the presentation of the semiannual consolidated cash flows has been changed and the classification of cash flows from investing activities shows the amount of the subtotal of cash flows from investing activities, and cash flows from operating activities and the amount of the subtotal of cash flows from operating activities.

Notes

(Semiannual Consolidated Balance Sheets)

1. The accumulated amount of depreciation of real property and equipment is ¥141,728 million and the advanced depreciation of real property and equipment is ¥13,819 million.

2. (1) Among loans receivables, receivables from obligors who are under collapse of management are ¥662 million and receivables in delay are ¥10,661 million.
Receivables from obligors who are under collapse of management mean loans receivables which fall under any of the events as listed in Article 96, Section 1, Item 3 (i) through (v) or as stipulated in Article 96, Section 1, Item 4 of the Enforcement Regulations of the Corporate Income Tax Law (Government Ordinance No. 97 of 1965) among loans receivables with respect to which accrued interest is not stated because it is impossible to expect collection or payment of principal or interest due to the fact that the payment of principal or interest has not been rendered during a substantial period or for any other reasons.
Receivables in delay mean loans receivables other than those from obligors who are under collapse of management and those with respect to which

interest payment has been exempted at its discretion for the purpose of reconstructing or assisting in obligors.

(2) Among loans receivables, receivables in arrears for three months or more amounts to ¥240 million.
Receivables in arrears for three months or more mean loans receivables concerning which payment of principal or interest is in arrears for three months or more from the day next following the stated payment date and which do not fall under receivables from obligors who are under collapse of management or receivables in arrears.

(3) Among loans receivables, receivables to which eased loan conditions were granted amount to ¥13,098 million.
Receivables to which eased loan conditions were granted mean loans receivables concerning which such arrangements as will be favorable to obligors including reduction or exemption of interest, postponement of interest payment or grant of grace period for the principal, abandonment of debts or others have been made, and which do not fall under receivables from obligors who are under collapse of management, receivables in delay or receivables in arrears for three months or more.

(4) Total of receivables from obligors who are under collapse of management, receivables in delay, receivables in arrears for three months or more, and receivables to which eased conditions were granted amounts to ¥24,663 million.

3. Assets pledged as collateral comprise ¥2,694 million. This includes the security for deposits of ¥100 million as well as the substitution for the margins of futures transactions.

4. Securities include the loan in the aggregate amount of ¥94,799 million by the agreement of loan for consumption.

5. Other assets include deferred assets of ¥2,787 million of Article 113 of the Insurance Business Law.

(Semiannual Consolidated Statement of Income)

1. The details of business expenses are as follows:

Agent commission, etc:	¥59,204 million
Salaries:	¥31,905 million

Business expenses are the aggregated amount of loss adjustment expenses, operating, general and administrative expenses, and commission and brokerage expenses in the accompanying semiannual consolidated statement of income.

2. Extraordinary income is comprised of reversal of allowance for bad debts of ¥3,413 million and gain on disposal of real property and equipment of ¥164 million.

3. "Other" of Extraordinary losses is comprised of costs incurred with the merger of the parent company and domestic consolidated subsidiaries in an amount of ¥7,616 million, loss on disposal of real property and equipment of ¥586 million and loss on devaluation of buildings of ¥40 million due to a material drop in the market price of buildings.

(Semiannual Consolidated Statement of Retained Earnings)

Bonuses to officers are bonuses payable for Directors.

(Semiannual Consolidated Cash Flows)

1. Cash and cash equivalents as of September 30, 2001 were reconciled to the amounts reported in the consolidated balance sheet as follows:

Cash and bank deposits:	¥235,333 million
Monetary claims bought:	¥23,554 million
Time deposits with maturities of more than three months:	- ¥34,534 million
Monetary claims bought other than cash equivalents:	- ¥3,072 million
Securities included in cash equivalents:	¥348 million
Cash and cash equivalents:	¥221,628 million

2. Cash flows from investing activities include cash flows arising from asset management business for insurance business.

Segment Information

1. Business segment information

Previous six months ended September 30, 2000 (from April 1, 2000 to September 30, 2000)

(Millions of yen)

	Non-life insurance business	Life insurance business	Total	Eliminations	Consolidated
Ordinary income and ordinary income and expenses					
(1) Ordinary income to third parties	504,274	26,691	530,966	19,843	511,123
(2) Intergroup ordinary income	348	--	348	348	--
Total	504,623	26,691	531,315	20,191	511,123
Ordinary expenses	487,893	26,293	514,186	20,191	493,995
Ordinary profit	16,729	398	17,128	--	17,128

(Notes) (1) Business segments are determined based on the actual condition of businesses in the parent company and consolidated subsidiaries.

(2) The major businesses in each business segment are as follows:

Non-life insurance business: Underwriting business and asset management business for non-life insurance

Life insurance business: Underwriting business and asset management business for life insurance

(3) The amount stated in the column "Eliminations" of ordinary income to third parties for the six months ended September 30, 2000 represents the amount transferred, as a result that the reserve for underwriting reserves which has been classified as ordinary expenses for the life insurance business segment is included in and stated as the reversal of underwriting reserves on the semiannual consolidated balance sheet, and the reversal of the reserve for outstanding claims which has been classified as ordinary income for the life insurance business segment is included in and stated as the reserve for outstanding claims on the semiannual consolidated statement of income.

Six months ended September 30, 2001 (from April 1, 2001 to September 30, 2001)

(Millions of yen)

	Non-life insurance business	Life insurance business	Total	Eliminations	Consolidated
Ordinary income and ordinary income and expenses					
(1) Ordinary income to third parties	472,024	26,341	498,366	16,130	482,236
(2) Intergroup ordinary income	389	--	389	389	--
Total	472,413	26,341	498,755	16,519	482,236
Ordinary expenses	459,129	26,161	485,290	16,552	468,737
Ordinary profit	13,284	180	13,465	33	13,498

(Notes) (1) Business segments are determined based on their actual condition of business in the parent company and consolidated subsidiaries.

(2) The major business in each business segment are as follows:

Non-life insurance business: Underwriting business and asset management business for non-life insurance

Life insurance business: Underwriting business and asset management business for life insurance

(3) The amount stated in the column "Eliminations" of ordinary income to third parties for the six months ended September 30, 2001 represents the amount transferred, as a result that the reserve for underwriting reserves which has been classified as ordinary expenses for the non-life insurance business segment is included in and stated as the reversal of underwriting reserves on the semiannual consolidated statement of income.

Previous Business Year ended March 31, 2001 (from April 1, 2000 to March 31, 2001)

(Millions of yen)

	Non-life insurance business	Life insurance business	Total	Eliminations	Consolidated
Ordinary income and ordinary income and expenses					
(1) Ordinary income to third parties	974,621	58,227	1,032,849	43,142	989,707
(2) Intergroup ordinary income	793	--	793	793	--
Total	975,415	58,227	1,033,643	43,936	989,707
Ordinary expenses	948,798	57,654	1,006,452	43,902	962,549
Ordinary profit	26,617	573	27,190	33	27,157

(Notes) (1) Business segments are determined based on their actual condition of business in the parent company and consolidated subsidiaries.

(2) The major businesses in each business segment are as follows:

Non-life insurance business: Underwriting business and asset management business for non-life insurance

Life insurance business: Underwriting business and asset management business for life insurance

(3) The amount stated in the column "Eliminations" of ordinary income to third parties for the six months ended March 31, 2001 represents the amount transferred, as a result that the reserve for underwriting reserves which has been classified as ordinary expenses for the life insurance business segment is included in and stated as the reversal of underwriting reserves on the consolidated statement of income.

2. Geographical segment information

Previous six months ended September 30, 2000 (from April 1, 2000 to September 30, 2000)

Since the ratio of "Japan" accounts for 90% or more of the ordinary income of all segments, any geographical segment information is omitted to be stated.

Six months ended September 30, 2001 (from April 1, 2001 to September 30, 2001)

Same as the above.

Previous business year ended March 31, 2001 (from April 1, 2000 to March 31, 2001)

Since the ratio of "Japan" accounts for 90% or more of the accumulation of ordinary income and the accumulation of assets of all segments, respectively, any geographical segment information is omitted to be stated.

3. Overseas sales

Previous six months ended September 30, 2000 (from April 1, 2000 to September 30, 2000)

Since the overseas sales (ordinary income) accounts for less than 10% of the consolidated net sales (ordinary income), overseas sales is omitted to be stated herein.

Six months ended September 30, 2001 (from April 1, 2001 to September 30, 2001)

Same as the above.

Previous business year ended March 31, 2001 (from April 1, 2000 to March 31, 2001)

Same as the above.

00119 5,000 2001.10 (新) (

Lease Transactions

<table>
<tr><th>For the six months ended September 30, 2000
(April 1, 2000 - September 30, 2000)</th><th>For the six months ended September 30, 2001
(April 1, 2001 - September 30, 2001)</th><th>For the year ended March 31, 2001
(April 1, 2000 - March 31, 2001)</th></tr>
<tr>
<td>1. Finance lease transactions except for those agreements which stipulate the transfer of ownership of the leased assets to the lessee
(1) The pro forma amounts of the acquisition costs, accumulated depreciation and net book value of the leased assets as of September 30, 2000 were as follows:
(Millions of yen)
Equipment: Acquisition costs 2,183; Accumulated depreciation 1,265; Net book value 918

The acquisition costs shown above represent the aggregate future minimum lease payments because such payments were immaterial to the net book value of real property and equipment at September 30, 2000.
(2) Future minimum lease payments outstanding as of September 30, 2000 are summarized as follows:
Due in one year or less ¥413 million
Due after one year 504 million
Total ¥918 million

The future minimum lease payments shown above represent the total lease payments including the interest portion thereon because such payments were immaterial to the net book value of real property and equipment at September 30, 2000.
(3) Lease payments and depreciation of leased assets are shown below:
Lease payments ¥168 million
Depreciation ¥168 million</td>
<td>1. Finance lease transactions except for those agreements which stipulate the transfer of ownership of the leased assets to the lessee
(1) The pro forma amounts of the acquisition costs, accumulated depreciation and net book value of the leased assets as of September 30, 2001 were as follows:
(Millions of yen)
Equipment: Acquisition costs 1,966; Accumulated depreciation 1,459; Net book value 506

(Note) Same as that for the six months ended September 30, 2000.
(2) Future minimum lease payments outstanding as of September 30, 2001 are summarized as follows:
Due in one year or less ¥365 million
Due after one year 141 million
Total ¥506 million

Same as that for the six months ended September 30, 2000.
(3) Lease payments and depreciation of leased assets are shown below:
Lease payments ¥202 million
Depreciation ¥202 million</td>
<td>1. Finance lease transactions except for those agreements which stipulate the transfer of ownership of the leased assets to the lessee
(1) The pro forma amounts of the acquisition costs, accumulated depreciation and net book value of the leased assets as of March 31, 2001 were as follows:
(Millions of yen)
Equipment: Acquisition costs 2,186; Accumulated depreciation 1,477; Net book value 708

The acquisition costs shown above represent the aggregate future minimum lease payments because such payments were immaterial to the net book value of real property and equipment at March 31, 2001.
(2) Future minimum lease payments outstanding as of March 31, 2001 are summarized as follows:
Due in one year or less ¥390 million
Due after one year 317 million
Total ¥708 million

The future minimum lease payments shown above represent the total lease payments including the interest portion thereon because such payments were immaterial to the net book value of real property and equipment at March 31, 2001.
(3) Lease payments and depreciation of leased assets are shown below:
Lease payments ¥424 million
Depreciation ¥424 million</td>
</tr>
</table>

00119 5,000 2001.10 (新)

For the six months ended September 30, 2000 (April 1, 2000 - September 30, 2000)	For the six months ended September 30, 2001 (April 1, 2001 - September 30, 2001)	For the year ended March 31, 2001 (April 1, 2000 - March 31, 2001)
(4) Method of calculation of depreciation Depreciation of leased assets is calculated by the straight-line method over the respective lease terms assuming a residual value of zero.	(4) Method of calculation of depreciation Same as that for the six months ended September 30, 2000.	(4)Method of calculation of depreciation Same as that for the six months ended September 30, 2000.
2. Future minimum lease payments for operating leases outstanding as of September 30, 2000 are summarized as follows:	2. Future minimum lease payments for operating leases outstanding as of September 30, 2001 are summarized as follows:	2. Future minimum lease payments for operating leases outstanding as of March 31, 2001 are summarized as follows:
Due in one year or less ¥240 million	Due in one year or less ¥259 million	Due in one year or less ¥267 million
Due after one year 446 million	Due after one year 395 million	Due after one year 466 million
Total ¥687 million	Total ¥655 million	Total ¥733 million

00119 5,000 2001.10 (新) (

Securities

1. Information on held-to-maturity debt securities for which Market value is available

(Millions of yen)

Types of securities	As of September 30, 2000			As of September 30, 2001			As of March 31, 2001		
	Carrying value	Market value	Unrealized gain (loss)	Carrying value	Market value	Unrealized gain (loss)	Carrying value	Market value	Unrealized gain (loss)
Bonds and debentures	41,785	42,062	277	51,719	54,801	3,082	46,021	49,997	3,976
Foreign securities	10,511	10,434	- 77	17,201	17,572	370	14,093	14,353	260
Total	52,297	52,497	199	68,921	72,374	3,452	60,114	64,351	4,236

2. Information on other securities for which market value is available

(Millions of yen)

Types of securities	As of September 30, 2000			As of September 30, 2001			As of March 31, 2001		
	Acquisition costs	Carrying value	Unrealized gain (loss)	Acquisition costs	Carrying value	Unrealized gain (loss)	Acquisition costs	Carrying value	Unrealized gain (loss)
Bonds and debentures	676,262	698,570	22,307	750,262	786,839	36,577	723,641	762,544	38,903
Stock	524,158	1,221,763	697,605	506,312	919,485	413,173	512,651	1,159,168	646,517
Foreign securities	255,397	254,524	- 873	359,587	371,937	12,350	239,505	255,948	16,442
Other	11,646	10,236	- 1,409	23,606	23,156	- 449	16,351	15,236	- 1,114
Total	1,467,464	2,185,095	717,630	1,639,768	2,101,419	461,651	1,492,149	2,192,898	700,748

3. Information on and amount of securities which are not carried at market value:

As of September 30, 2000	As of September 30, 2001	As of March 31, 2001
(1) Held-to-maturity debt securities	(1) Held-to-maturity debt securities	(1) Held-to-maturity debt securities
Foreign securities: ¥230 million Other: ¥29,178 million	Foreign securities: ¥291 million Other: ¥21,708 million	Foreign securities: ¥259 million Other: ¥77,185 million
(Note) Transferable deposits which are included in cash and bank deposits, and commercial paper which is included in monetary claims bought on the semiannual consolidated balance sheet, are accounted for as "Other".	(Note) Transferable deposits which are included in cash and bank deposits, and commercial paper which is included in monetary claims bought on the semiannual consolidated balance sheet, are accounted for as "Other".	(Note) Transferable deposits which are included in cash and bank deposits, and commercial paper which is included in monetary claims bought on the semiannual consolidated balance sheet, are accounted for as "Other".
(2) Other securities	(2) Other securities	(2) Other securities
Bonds and debentures: ¥13,947 million Stock: ¥20,251 million Foreign securities: ¥124,048 million Other: ¥2,113 million	Bonds and debentures: ¥6,964 million Stock: ¥19,581 million Foreign securities: ¥20,887 million Other: ¥2,673 million	Bonds and debentures: ¥20,168 million Stock: ¥20,158 million Foreign securities: ¥107,638 million Other: ¥13,393 million
(Note) Beneficiary rights for claimable asset fund, which are accounted for as monetary claims bought on the semiannual consolidated balance sheet, are included in "Other".		

Money Trust

As at the end of the corresponding six months of the previous year (as at September 30, 2000):

Money trusts under collective management recorded at acquisition cost in the semiannual consolidated balance sheet amount to ¥20 million. All money trusts other than the above-mentioned are intended for investment.

As at the end of the six months under review (as at September 30, 2001):

The money trust under collective management recorded at acquisition cost in the semiannual consolidated balance sheet amounts to ¥76 million. All money trusts other than the above-mentioned are intended for investment.

As at the end of the previous business year (as at March 31, 2001)

The money trust under collective management recorded at acquisition cost in the consolidated balance sheet amounts to ¥1 million. All money trusts other than the above-mentioned are intended for investment.

00119 5,000 2001.10 (新)

Contract Amount, Market Value and Unrealized Gain(Loss) of Derivative Transactions

(Millions of Yen)

Types of Securities	Types of contracts	As of September 30, 2000			As of September 30, 2001			As of March 31, 2001		
		Contract Amount	Market Value	Unrealized Gain/(Loss)	Contract Amount	Market Value	Unrealized Gain/(Loss)	Contract Amount	Market Value	Unrealized Gain/(Loss)
Currency	Forward exchange contracts									
	Sales contracts:	9,214	9,359	- 144	20,539	20,500	39	2,688	2,906	- 217
	Purchase contracts:	17,363	17,543	179	118	119	0	6,641	7,578	937
	Currency option contracts									
	Sales contracts:	81,015			--			19,313		
		(3,064)	1,948	1,116	(--)	--	--	(833)	1,796	- 963
	Purchase contracts:	99,500			2,346			23,577		
		(2,493)	1,084	- 1,408	(99)	83	- 15	(547)	915	367
Interest	Interest option contracts									
	Sales contracts:	7,000			9,420			8,110		
		(202)	90	111	(225)	70	155	(212)	51	161
	Purchase contracts:	14,468			3,000			2,000		
		(187)	117	- 70	(196)	76	- 120	(186)	58	- 128
	Interest swap contracts	72,570	230	230	54,290	50	50	54,990	66	66
Stock	Stock index futures									
	Sales contracts:	786	745	41	--	--	--	--	--	--
	Stock price swap contracts	--	--	--	1,840	- 94	- 94	--	--	--
Bonds	Government bond futures									
	Sales contracts:	3,278	3,310	- 32	--	--	--	1,535	1,529	6
	Government bond over-the-counter option contracts									
	Sales contracts:	12,272			--			--		
		(49)	29	19	(--)	--	--	(--)	--	--
Other	Climate derivative contracts									
	Sales contracts:	2			65			132		
		(16)	16	--	(87)	28	59	(68)	94	- 25
	Purchase contracts:	--			30			8		
		(--)	--	--	(33)	6	- 26	(7)	7	--
	Other:	--	--	--	--	152	152	--	--	--
	Natural disaster derivative contracts									
	Sales contracts:	--			130			--		
		(--)	--	--	(5)	2	2	(--)	--	--
	Economic index derivative contracts									
	Sales contracts:	--			0			--		
		(--)	--	--	(21)	21	--	(--)	--	--
Total		317,473	34,477	43	91,779	21,017	203	118,998	15,004	203

(Notes)
1. Figures in parentheses of the above list represent the option premiums.
2. Any derivative transactions, to which the hedge accounting applied, are excluded.

Information of Loans Receivable under Risk Control

(Millions of Yen)

	(A) As of Sept. 30, 2000	(B) As of Sept. 30, 2001	Fluctuation (B)-(A)	(C) As of Mar. 31, 2001	Fluctuation (B)-(C)
Receivables from obligors who are under collapse of management	10,636	662	- 9,974	4,763	- 4,101
Receivables in delay	27,284	10,661	- 16,623	11,043	- 382
Receivables in arrears for three months or more	--	240	240	177	62
Receivables to which eased loan conditions were granted	9,546	13,098	3,551	12,937	161
Total	47,467	24,663	- 22,804	28,922	- 4,259
Ratio to loan balance	10.0%	6.1%	- 3.9%	6.7%	- 0.6%
Loan balance (for reference)	474,834	403,181	- 71,652	434,580	- 31,398

Note: Each of the receivables means as follows:

(1) Receivables from obligors who are under collapse of management:

Receivables from obligors who are under collapse of management mean loans receivables which fall under any of the events as listed in Article 96, Section 1, Item 3 (i) through (v) or as stipulated in Article 96, Section 1, Item 4 of the Enforcement Regulations of the Corporate Income Tax Law (Government Ordinance No. 97 of 1965) among loans receivables with respect to which accrued interest is not stated because it is impossible to expect collection or payment of principal or interest due to the fact that the payment of principal or interest has not been rendered during a substantial period or for any other reasons.

(2) Receivables in delay:

Receivables in delay mean loans receivable other than those from obligors who are under collapse of management and those with respect to which interest payment has been exempted at the discretion of the obligors for the purpose of reconstructing or assisting in the obligors.

(3) Receivables in arrears for three months or more:

Receivables in arrears for three months or more mean loans receivable concerning which payment of principal or interest is in arrears for three months or more from the day next following the stated payment date and which do not fall under receivables from obligors who are under collapse of management or receivables in arrears.

(4) Receivables to which eased loan conditions were granted:

Receivables to which eased loan conditions were granted mean loans receivable concerning which such arrangements as will be favorable to obligors including reduction or exemption of interest, postponement of interest payment or grant of grace period for the principal, abandonment of debts or others have been made, and which do not fall under receivables from obligors who are under collapse of management, receivables in delay or receivables in arrears for three months or more.

- End -

00119 5,000 2001.10 (新)

Special Note Regarding Forward-looking statements

This document contains forward-looking statements that are based on the Company's expectations, assumptions, estimates and projections about its business, its industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "plan" or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Company cannot promise that its expectations expressed in these forward-looking statements will turn out to be correct. Its actual results could be materially different from and worse than its expectations. Important risks and factors that could cause its actual results to be materially different from its expectations include, but are not limited to: (1) materialization of synergies that the Company expects as a result of the merger between Mitsui Marine and Fire Insurance Company, Limited and The Sumitomo Marine and Fire Insurance Company, Limited; (2) acceptance of the post-merger Company by the pre-merger companies' customers; (3) the extent of further deregulation of the Japanese insurance industry; (4) the extent of competition that the Company faces from Japan's other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (5) occurrence of natural disasters in Japan; (6) occurrence of losses the type or magnitude of which could not be foreseen by the Company at the time of writing the insurance policies covering such losses; (7) the price and availability of reinsurance; (8) the performance of the Company's investments; and (9) the Company's relationship with the other "Mitsui" and "Sumitomo" companies.

Mitsui Sumitomo Insurance Co.,Ltd.

00119 5,000 2001.10 (新)

5. [Translation in English]

December 10, 2001

Summary of Consolidated Financial Statements for the Six Months ended September 30, 2001

Name of Listed Company:	Mitsui Sumitomo Insurance Company, Limited (formerly The Sumitomo Marine & Fire Insurance Company, Limited)
Code Number:	8752
Stock Exchanges:	Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Securities Exchange
Headquarters:	Tokyo
Contact:	Hiroyuki Takahashi Manager of Financial Accounting Section, Accounting Department Phone number 03-3297-6648

The Board of Directors approved the semiannual consolidated financial statements of Mitsui Sumitomo Insurance Company, Limited (the "Company") on the following date:

December 10, 2001

Whether or not the U.S. GAAP has been adopted for the settlement of accounts:

Not provided.

1. Consolidated business results for the six months ended September 30, 2001 (from April 1, 2001 to September 30, 2001):

(Note) *All amounts are in millions of yen except for per share data and amounts less than one million have been disregarded. In addition, any negative amounts appear with the mark (-). The same shall be applied hereinafter.*

(1) Consolidated operating results

	Ordinary income		Ordinary profit		Net income	
	¥ mil		¥ mil		¥ mil	
For the six months ended September 30, 2001	462,016	- 3.3%	12,301	- 8.3%	2,868	- 65.6%
For the six months ended September 30, 2000	477,972	--	13,421	--	8,338	--
For the year ended March 31, 2001	914,079	- 2.1%	34,182	- 28.5%	14,438	11.6%

	Net income per share	Diluted net income per share
For the six months ended September 30, 2001	¥4.32	¥4.22
For the six months ended September 30, 2000	¥12.39	¥11.56
For the year ended March 31, 2001	¥21.61	¥20.22

(Notes)

(1) Equity in earnings (losses) of affiliates amounted to ¥-- for the six months ended September 30, 2001, ¥-- for the six months ended September 30, 2000 and ¥-- for the year ended March 31, 2001.

(2) The average number of shares of common stock in issue on a consolidated basis was 662,988,039 shares for the six months ended September 30, 2001, 673,022,737 shares for the six months ended September 30, 2000, and 668,023,640 shares for the year ended March 31, 2001.

(3) No accounting change was made during the six months ended September 30, 2001.

(4) The percentages presented in the column "Ordinary income", "Ordinary profit" and "Net income" above represent an increase or decrease ratio in comparison with the corresponding figures for the corresponding period of the previous business year. The increase or decrease ratio of the six months ended September 30, 2001 in comparison with the corresponding period of the previous business year presents an increase or decrease ratio in comparison with the six months ended September 30, 2000.

(5) Since the six months ended September 30, 2000 was the first period that the "Semiannual consolidated financial statement system" was introduced, the percentage of increase or decrease in comparison with the six months ended September 30, 1999 was not presented.

(2) Consolidated financial conditions

	Total assets (¥ mil.)	Shareholders' equity (¥ mil.)	Shareholders' equity as a percentage of total assets	Shareholders' equity per share (¥)
As of September 30, 2001	3,499,876	586,222	16.7%	884.21
As of September 30, 2000	3,699,459	753,298	20.4%	1,136.21
As of March 31, 2001	3,683,712	739,298	20.1%	1,115.09

(Note)

The number of shares of common stock in issue on a consolidated basis was 662,988,039 shares as of September 30, 2001, 662,991,425 shares as of September 30, 2000, and 662,994,243 shares as of March 31, 2001.

(3) Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Balance of cash and cash equivalents at end of period
	¥ mil.	¥ mil.	¥ mil.	¥ mil.
For the six months ended September 30, 2001	50,760	15,675	- 5,027	225,889
For the six months ended September 30, 2000	38,670	22,308	- 16,454	194,305
For the year ended March 31, 2001	51,877	2,969	- 42,971	164,299

(4) Scope of consolidation

Number of consolidated subsidiaries: 6
Number of unconsolidated subsidiaries accounted for by the equity method: 0
Number of affiliates accounted for by the equity method: 0

(5) Changes in the scope of consolidation for the six months ended September 30, 2001

Number of newly consolidated subsidiaries: 2
Number of consolidated subsidiaries excluded from consolidation: 0

00119 5,000 2001.10 (新)

Number of unconsolidated subsidiaries and affiliates newly accounted for by the equity method: 0

Number of unconsolidated subsidiaries and affiliates ceased to be accounted for by the equity method: 0

2. With respect to the business results forecast, please see the Summary of Semiannual Consolidated Financial Statements for the Year ending March 31, 2002 of Mitsui Sumitomo Insurance Company, Limited (formerly Mitsui Marine and Fire Insurance Company, Limited).

The corporate group (The Company and its affiliate companies) consists of, the Company, its 33 subsidiaries and 4 affiliates. It is an insurance and financial group carrying out the "non-life insurance business and non-life insurance related business" and "life insurance business".

The Sumitomo Marine & Fire Insurance Co., Ltd.

- **Non-Life insurance 37 companies**
  - **Non-life insurance & related operations 18 companies**
    - Non-life insurance — 7 companies (6 subsidiaries, 1 affiliate)
      - ★ The Sumitomo Marine & Fire Insurance Co.(Europe)Ltd. <U.K.>
      - ★ P.T. Asuransi Sumitomo Marine and Pool <Indonesia>
      - ★ Sumitomo Marine Reinsurance Co., Ltd.<Ireland>
      - ★ Sumitomo Marine & Fire Insurance Company of America <U.S.A.>
      - 3 other companies
    - Related businesses 11 companies (all subsidiaries)
      - ☆ Sumitomo Marine Automobile Claims Survey Co., Ltd. (automobile insurance claims services)
      - ☆ Sumitomo Marine Management (U.S.A.), Inc.<U.S.A.> (insurance management)
      - 9 other companies
  - **Investment management 6 companies**
    - Investment advisory — 3 companies (all subsidiaries)
      - ★ Sumitomo Marine Asset Management Co., Ltd. (investment advisory, mutual fund)
      - 2 other companies
    - Other investment management 3 companies (all subsidiaries)
      - ☆ Sumitomo Marine Loan Service Co., Ltd. (credit guarantees, consumer loans)
      - ☆ Seiyu Shoji Co., Ltd. (real estate leasing operations)
      - ☆ Sumitomo Marine Realty (U.S.A.),Inc.<U.S.A.> (real estate investment)
  - **General affair and administrative outsourcing 13 companies**
    - General affairs related 4 companies (3 subsidiaries, 1 affiliate)
      - ☆ Sumikai Buildings' Services Co., Ltd. (real estate management)
      - ☆ Daisumi Shoji Co., Ltd. (employee benefit management)
      - ◇ Sumikai Head Office Maintenance Services Co., Ltd. (building management)
      - 1 other company
    - Administrative outsourcing and computing 3 companies (all subsidiaries)
      - ☆ Sumitomo Marine Staff Services Co., Ltd. (staff dispatch)
      - ☆ Sumitomo Marine Data Services Co., Ltd. (operation of computer equipment)
      - ☆ Sumitomo Marine Systems Development Co., Ltd. (software development)
    - Other 6 companies (4 subsidiaries, 2 affiliate)
      - ☆ Sumitomo Marine Agencies Services Co., Ltd. (support and advice services for non-life insurance agencies)
      - ☆ The Sumitomo Marine Research Institute, Inc. (investigation and research)
      - 4 other companies
- **Life Insurance 1 company (1 subsidiary)**
  - ★ Sumitomo Marine Yu-Yu Life Insurance Co., Ltd.

Notes:

1. Marks before company names indicate the following:
   ★:consolidated subsidiary ☆:unconsolidated subsidiary ◇:affiliate
2. There are no companies accounted for equity method.

Management Policy

The Sumitomo Marine and Fire Insurance Company, Limited and Mitsui Marine and Fire Insurance Company, Limited merged on October 1, 2001 to form Mitsui Sumitomo Insurance Company, Limited.

The management policy of Mitsui Sumitomo Insurance Company, Limited is as described below:

1. Fundamental Policy

As its management concept, the Company has stated as below:

> Through our insurance and financial services business, we commit ourselves to the following:
>
> ○ Bringing security and safety to people and businesses around the world, and making a lasting contribution to the enrichment of society.
>
> ○ Providing the finest products and services, and realizing customer satisfaction.
>
> ○ Continuously improving our business, thereby meeting our shareholders' expectations and earning their trust.

The following is the corporate image aimed at:

① an insurance and financial group (aiming at the realization of a non-life insurance company in Japan having the No. 1 growth, profitability and size and, operating globally on the basis of an aggressive international strategy) which engages in non-life insurance and life insurance as its core business and at the same time dynamically develops financial services and risk related services business;

② an insurance and financial group which is highly valued and trusted by customers, shareholders, agencies, and society; and

③ an insurance and financial group, the staff of which is full of creativity and is energetic, very fresh and innovative

2. Basic Profit Distribution Policy

The Company intends to respond to support from its shareholders by paying dividends suitable for its business results and effecting a proper profit returning policy on the basis of maintaining stable dividends, while taking the future managerial environment and business developments into consideration. Given the nature of the non-life insurance business, however, the Company deems it necessary to seek to enhance its internal reserves in preparation for the occurrence of an earthquake or any other extraordinary disaster.

Such internal reserves will be used for effective investment aimed at strengthening the managerial basis of the Company to prepare for changes in the business environment while at the same time efforts will be made to expand its collateral power.

In the merger the Company issued 722,670,455 shares of common stock and allotted and delivered 1.09 shares of its common stock for each share of common stock of The Sumitomo Marine and Fire Insurance Company, Limited held by its shareholders to the shareholders (including the beneficial shareholders) whose names have been recorded in the final register of shareholders of The Sumitomo Marine and Fire Insurance Company, Limited as of the day immediately preceding the effective date of the merger.

While there will be paid no money to be delivered due to the merger, it has been determined that dividends on the shares allotted and delivered as a result of the merger will be calculated as from April 1, 2001.

00119 5,000 2001.10 (新)

3. Medium- and Long-term Corporate Management Strategies

Under its medium management plan "MS WAVE" for business years 2001 and 2002, the Company has been committing itself to its managerial issues based on the following basic strategies:

(1) Strategy for the No. 1 growing power and profitability

① Innovation of the sales structure of insurance agencies, utilization of the computer system for insurance agencies.

② Marketing new products matching the needs of the market, aggressive entrance into any growing market.

③ Improvement in loss ratio, decrease in operating costs.

④ Reinforcement of asset management capability, and financial services business.

⑤ Reinforcement of risk related business, such as risk management.

(2) Highest quality strategy (Customer services, Corporate governance, Compliance)

① Enhancement of customer services and realization of a superior position over competitors attributable to the highest quality products, services and response capability to customers.

② Improvement of corporate governance in response to the shareholders' and the market's expectation.

③ Compliance to the fullest extent.

(3) Strategy to maximize M-S power (Staff of Mitsui Sumitomo Insurance Company, Limited, and its agencies)

① Early materialization of the merger effect by consolidating all staff in one union.

② Creation of a new corporate culture, training of personnel full of creativity

③ Strategic utilization of information technology (IT)

4. Major Matters to be Addressed by the Company

(1) Early materialization of merger effects:

While the financial industry has been undergoing competition beyond borders and the framework of business styles, the non-life insurance market has also been experiencing intensified competition as a result of the liberalization of insurance products and rates, as well as the participation in the market from foreign companies and companies from other industries. In addition, demand for the development of more attractive products and services and for more efficient business operations has been increasing more than ever in the wake of more diversified and sophisticated needs of the customer.

Under such circumstances, The Sumitomo Marine and Fire Insurance Company, Limited and Mitsui Marine and Fire Insurance Company, Limited merged on an equal basis on October 1, 2001 with the aim of further expanding growth, profitability and competitiveness, and started as Mitsui Sumitomo Insurance Company, Limited.

The Company will seek to further improve its business results and enhance its corporate value by actively utilizing for improvement of the customer satisfaction its system for providing highest quality products and services and the largest operating and accident-handling service networks in Japan which have been created by the merger and also by committing itself in a positive and aggressive manner to the improvement of its managerial efficiency and capital utilization through the expanded the size of the Company as well as to the pursuit of growth areas and new business models.

(2) Business tie-ups for expansion of growth and profitability:

① Business tie-up with the Nissay Group

In October, 2000 the Company reached an agreement with the Nissay Group to jointly deal with the mutual provision of products and services and with the

00119 5,000 2001.10 (新)

building-up of computer systems for insurance agencies, and then in April, 2001 the Company and the Group jointly set up Insurance System Solution (ISS), Inc, a company to develop and operate computer systems for insurance agencies engaged in promoting the composite sales of life insurance and non-life insurance products. The Company and the Group since then have been promoting joint undertakings satisfactorily, as shown by the start of joint marketing through a Proposal on Solutions for Management of Medical Institutions.

② Business tie-up with the U.S. Citi Group

In order to reinforce the handling of variable individual pension insurance, the Company entered into a business tie-up with Citi Insurance International Holdings Inc ("Citi Insurance"), an international insurance division of the US Citi Group having the experience and knowhow in such insurance business in the United States, and jointly established a joint venture life insurance company in Japan. They are in the process of intensive study to launch the underwriting and sale of variable individual pension insurance by the established company from April next year.

③ Strengthening of insurance business through the Mitsui and Sumitomo Group

In November, 2001 the Company agreed with Mitsui Life Insurance, Sumitomo Life Insurance and Sumitomo Mitsui Banking Corporation that it will be necessary to further reinforce the insurance business as part of the Mitsui and Sumitomo Group in order to lead the insurance industry in Japan and secure global competitiveness through the provision of outstanding products and services and the improvement in cost competitiveness, and in the new framework of the Mitsui and Sumitomo Group, the Company will further expand cooperation with the companies within the Group, particularly through a full tie-up in the following areas:

- Mutual connection of sales channels;
- Joint research and development of life and non-life insurance products and finance-incorporated products;
- Restructuring of asset management business;
- Converging of Mitsui life and non-life insurance subsidiaries into the Company; and
- Further expansion of personnel exchanges.

5. Measures for Improvement of Management Controlling Body (i.e., for Enhancement of Corporate Governance)

The Company has introduced an executive officer system to separate its "decision-making and supervising functions of important managerial matters" from its "executive functions", thereby establishing a system for the execution of business for which each of the executive officers is responsible as well as making discussions at meetings of the board of directors more lively and the decision-making process more speedy.

The Company has decided the term of office of directors to be one year so as to structure a management system capable of responding to changes with mobility and to define directors' responsibility in management, and also has set up a personnel committee and a compensation committee as internal committees of the board of directors which will advise the board of directors on personnel matters and matters of compensation for directors and executive officers, respectively, upon delegation by the board of directors.

Further, the Company is preparing for the establishment of an advisory board enabling the Company to reflect opinions from outside knowledgeable people in its management issues and strategies.

Operating Results

Outline of the consolidated semiannual period under review

(1) Business results

In this semiannual period, underwriting income amounted to ¥432.3 billion, investment income amounted to ¥29.1 billion and other ordinary income amounted to ¥500 million. As a result, ordinary income totaled ¥462.0 billion, a decrease of ¥15.9 billion compared with that of the corresponding period of the previous business year.

On the other hand, ordinary expense totaled ¥449.7 billion, a decrease of ¥14.8 billion compared with that of the corresponding period of the previous business year, as a result of underwriting expenses amounting to ¥374.5 billion, investment expenses amounting to ¥14.0 billion, operating, general and administrative expenses amounting to ¥59.9 billion, and other ordinary expenses amounting to ¥1.1 billion.

As a result, ordinary profit totaled ¥12.3 billion, a decrease of ¥1.1 billion compared with that of the corresponding period of the previous business year. Net income for the consolidated semiannual period under review, after adjusting extraordinary income and losses, income taxes and inhabitants' taxes, adjustment of income taxes and minority interests, amounted to ¥2.86 billion, a decrease of ¥5.4 billion compared with that of the corresponding period of the previous business year.

(2) Cash flow

With respect to cash flows on a consolidated basis for the consolidated semiannual period under review, ¥50.7 billion including interest and dividends received of ¥42.7 billion flowed in cash flows from operating activities and therefore cash flows from operating activities increased ¥12.0 billion compared with that of the corresponding period of the previous business year. With respect to cash flows from financing activities, ¥15.6 billion resulting from the sale and maturity, etc. of securities flowed in and therefore such cash flows decreased ¥6.6 billion compared with that of the corresponding period of the previous business year. On the other hand, ¥5.0 billion due to the payment, etc. of dividends flowed out from cash flows from financing activities and therefore, such cash flows increased ¥11.4 billion compared with that of the corresponding period of the previous business year. Consequently, the balance of cash and cash equivalents as at the end of the consolidated semiannual period under review amounted to ¥225.8 billion, an increase of ¥60.4 billion compared with the corresponding period of the previous business year.

Semiannual Income and Loss for the Six Months ended September 30, 2001 in comparison with the corresponding Six Months of the Previous Year

(All amounts are in millions of yen and (-) represents decrease.)

Accounts / Periods	For the six months ended Sept. 30, 2000	For the six months ended Sept. 30, 2001	Fluctuation	Percentage of increase or decrease	For the year ended Mar. 31, 2001
Ordinary Income and Expenses					
Underwriting income	**452,543**	**432,353**	**- 20,189**	**- 4.5**	**857,884**
Net premiums written	288,641	299,183	10,541	3.7	559,921
Deposit premiums by policyholders	117,812	86,585	- 31,226	- 26.5	202,724
Life-insurance premiums	24,800	27,955	3,155	12.7	53,280
Underwriting expenses	**395,980**	**374,578**	**- 21,401**	**- 5.4**	**745,038**
Net losses paid	133,768	142,067	8,299	6.2	282,808
Losses adjustment expenses	12,491	12,846	354	2.8	25,169
Commission and brokerage expenses	53,371	54,534	1,163	2.2	103,100
Deposits to policyholders	181,513	120,046	- 61,467	- 33.9	302,883
Life insurance money	1,753	2,514	761	43.4	4,069
Investment income	**25,188**	**29,128**	**3,939**	**15.6**	**55,395**
Interest and dividend income	40,331	39,149	- 1,181	- 2.9	76,290
Gain on sale of securities	5,503	7,146	1,643	29.9	16,328
Investment expenses	**5,706**	**14,000**	**8,294**	**145.3**	**12,309**
Loss on sale of securities	2,564	581	- 1,982	- 77.3	5,172
Loss on devaluation of securities	2,646	11,214	8,567	323.7	6,222
Operating, general and administrative expenses	**59,948**	**59,984**	**35**	**0.1**	**117,973**
Other ordinary income and expenses	**- 2,675**	**- 616**	**2,059**	--	**- 3,775**
Ordinary profit and losses	**13,421**	**12,301**	**- 1,120**	**- 8.3**	**34,182**
Extraordinary Income and Losses					
Extraordinary income	458	4,205	3,746	816.6	1,042
Extraordinary losses	2,030	13,511	11,481	565.5	14,358
Extraordinary income and losses	**- 1,571**	**- 9,305**	**- 7,734**	--	**- 13,316**
Income before income taxes	11,850	2,995	- 8,854	- 74.7	20,866
Income taxes and inhabitants' taxes	9,823	11,608	1,784	18.2	13,414
Adjustment of income taxes	- 6,357	- 11,502	- 5,145	--	- 7,088
Minority interests	44	21	- 23	- 52.0	102
Net income	**8,338**	**2,868**	**- 5,470**	**- 65.6**	**14,438**

Direct premiums written (including deposit premiums by policyholders)

(All amounts are in millions of yen.)

Accounts \ Periods	For the six months ended September 30, 2000			For the six months ended September 30, 2001			For the year ended March 31, 2001		
	Amount	Increase	Ratio	Amount	Increase	Ratio	Amount	Increase	Ratio
			%		%	%		%	%
Fire Insurance	75,985		17.3	69,427	- 8.6	16.7	143,609	- 0.8	17.5
Marine Insurance	12,385		2.8	13,665	10.3	3.3	25,567	4.6	3.1
Personal Accident Insurance	120,238		27.4	92,336	-23.2	22.3	209,939	- 2.3	25.5
Automobile Insurance	144,573		33.0	149,839	3.6	36.1	283,133	4.9	34.4
Compulsory Automobile Liability Insurance	36,314		8.3	36,667	1.0	8.8	64,484	2.1	7.8
Miscellaneous	49,200		11.2	53,010	7.7	12.8	96,330	10.6	11.7
Total	**438,699**		**100.0**	**414,948**	**- 5.4**	**100.0**	**823,065**	**2.3**	**100.0**
Deposit premiums by policyholders (inclusive)	117,812		26.9	86,585	- 26.5	20.9	202,724	- 1.6	24.6

Net premiums written

(All amounts are in millions of yen.)

Accounts \ Periods	For the six months ended September 30, 2000			For the six months ended September 30, 2001			For the year ended March 31, 2001		
	Amount	Increase	Ratio	Amount	Increase	Ratio	Amount	Increase	Ratio
			%		%	%		%	%
Fire Insurance	41,310		14.3	45,016	9.0	15.0	82,635	- 3.1	14.8
Marine Insurance	9,693		3.4	11,023	13.7	3.7	20,001	1.6	3.6
Personal Accident Insurance	33,743		11.7	31,274	- 7.3	10.5	61,672	- 0.1	11.0
Automobile Insurance	143,033		49.5	148,295	3.7	49.6	280,098	4.9	50.0
Compulsory Automobile Liability Insurance	20,728		7.2	21,265	2.6	7.1	39,121	3.1	7.0
Miscellaneous	40,133		13.9	42,309	5.4	14.1	76,393	6.8	13.6
Total	**288,643**		**100.0**	**299,184**	**3.7**	**100.0**	**559,924**	**3.1**	**100.0**

Net losses paid

(All amounts are in millions of yen.)

Accounts \ Periods	For the six months ended September 30, 2000			For the six months ended September 30, 2001			For the year ended March 31, 2001		
	Amount	Increase	Ratio	Amount	Increase	Ratio	Amount	Increase	Ratio
			%		%	%		%	%
Fire Insurance	12,789		9.5	12,669	- 0.9	8.9	27,332	- 17.7	9.6
Marine Insurance	5,041		3.8	7,071	40.3	5.0	10,744	- 10.2	3.8
Personal Accident Insurance	12,462		9.3	12,570	0.9	8.8	25,488	- 3.1	9.0
Automobile Insurance	69,908		52.3	74,130	6.0	52.2	148,678	4.5	52.6
Compulsory Automobile Liability Insurance	12,693		9.5	12,604	- 0.7	8.9	25,387	6.5	9.0
Miscellaneous	20,873		15.6	23,021	10.3	16.2	45,176	8.9	16.0
Total	**133,768**		**100.0**	**142,067**	**6.2**	**100.0**	**282,808**	**1.3**	**100.0**

(Note) Any figures are amounts before the off-set of intersegment transactions.

00119 5,000 2001.10 (新)

Consolidated Balance Sheet

(All amounts are in millions of yen.)

Accounts \ Consolidated periods	As of September 30, 2000		As of September 30, 2001		Fluctuation	As of March 31, 2001	
	Amount	Ratio	Amount	Ratio		Amount	Ratio
(Assets)		%		%			%
Cash on hand and in banks	143,178	3.87	244,702	6.99	101,523	178,475	4.84
Call loans	64,839	1.75	168	0.00	- 64,671	10,224	0.28
Monetary claims bought	3,102	0.08	5,182	0.15	2,080	3,181	0.08
Money trust	10,688	0.29	7,292	0.21	- 3,396	10,663	0.29
Securities	2,650,008	71.63	2,438,791	69.68	- 211,217	2,658,434	72.17
Loans	480,043	12.98	404,107	11.55	- 75,936	444,585	12.07
Real property and equipment	144,952	3.92	141,029	4.03	- 3,922	142,237	3.86
Other assets	177,229	4.79	181,153	5.18	3,924	172,301	4.68
Deferred tax assets	7	0.00	5	0.00	- 1	8	0.00
Customers' guarantees liability	43,396	1.17	87,156	2.49	43,760	77,237	2.10
Allowance for bad debts	- 17,835	- 0.48	- 9,593	- 0.28	8,242	- 13,510	- 0.37
Allowance for investment losses	- 152	- 0.00	- 120	- 0.00	31	- 126	- 0.00
Total Assets	3,699,459	100.00	3,499,876	100.00	- 199,582	3,683,712	100.00
(Liabilities)							
Underwriting funds	2,507,863	67.79	2,564,183	73.27	56,319	2,521,497	68.45
Reserve for outstanding claims	183,017		207,109		24,092	204,341	
Underwriting reserves	2,324,846		2,357,073		32,227	2,317,156	
Convertible bonds	--	--	52,363	1.50	52,363	52,363	1.42
Other liabilities	174,284	4.71	87,836	2.51	- 86,448	76,625	2.08
Accrued retirement benefits	59,394	1.61	72,896	2.08	13,502	67,416	1.83
Accrued bonuses for employees	4,790	0.13	3,991	0.11	- 798	4,924	0.13
Reserve under the special law	9,392	0.25	8,217	0.24	- 1,174	10,045	0.27
Reserve for price fluctuation	9,392		8,217		- 1,174	10,045	
Deferred tax liabilities	146,788	3.97	36,838	1.05	- 109,950	134,023	3.64
Guarantees outstanding	43,396	1.17	87,156	2.49	43,760	77,237	2.10
Total Liabilities	2,945,910	79.63	2,913,484	83.25	- 32,426	2,944,133	79.92
Minority Shareholders' Interest	249	0.01	169	0.00	- 80	281	0.01
(Shareholders' Equity)							
Capital stock	60,020	1.62	60,020	1.72	--	60,020	1.63
Additional paid-in capital	35,549	0.96	35,549	1.02	--	35,549	0.97
Consolidated retained earnings	205,820	5.56	209,780	5.99	3,960	211,919	5.75
Unrealized holding gain on securities	455,460	12.31	283,881	8.11	- 171,579	433,883	11.78
Translation adjustments	- 3,546	- 0.09	- 2,998	- 0.09	547	- 2,069	- 0.06
Total	753,304	20.36	586,232	16.75	- 167,072	739,302	20.07
Treasury stock	5	- 0.00	- 9	- 0.00	- 3	- 4	- 0.00
Total shareholders' equity	753,298	20.36	586,222	16.75	- 167,076	739,298	20.07
Total Liabilities and Shareholders' equity	3,699,459	100.00	3,499,876	100.00	- 199,582	3,683,712	100.00

Consolidated Statement of Income

(All amounts are in millions of yen.)

Accounts \ Consolidated periods	For the six months ended Sep. 30, 2000 (Apr. 1, 2000 - Sep. 30, 2000) Amount	Accounts \ Consolidated periods	For the six months ended Sep. 30, 2001 (Apr. 1, 2001 - Sep. 30, 2001) Amount	Fluctuation	For the business year ended Mar. 31, 2001 (Apr. 1, 2000 - Mar. 31, 2001) Amount
Ordinary income and losses		Ordinary income and losses			
Ordinary income	477,972	Ordinary income	462,016	- 15,955	914,079
Underwriting income	452,543	Underwriting income	432,353	- 20,189	857,884
Net premiums written	288,641	Net premiums written	299,183	10,541	559,921
Deposit premiums by policyholders	117,812	Deposit premiums by policyholders	86,585	- 31,226	202,724
Investment income on deposit premiums, etc.	21,272	Investment income on deposit premiums, etc.	18,588	- 2,684	41,127
Life insurance premiums	24,800	Life insurance premiums	27,955	3,155	53,280
		Decrease in underwriting reserves	--	--	482
		Other underwriting income	40		347
Investment income	25,188	Investment income	29,128	3,939	55,395
Interest and dividend income	40,331	Interest and dividend income	39,149	- 1,181	76,290
Gain on sale of securities	5,503	Income from money trusts	593		657
Transfer of investment income on deposit premiums, etc.	- 21,272	Gain on sale of securities	7,146	1,643	16,328
		Gain on maturity of securities	495		157
		Gain on financial derivative instruments	--		1,333
		Transfer to allowance for investment losses	5		229
		Other investment income	325		1,527
		Transfer of investment income on deposit premiums, etc.	- 18,588	2,684	- 41,127
Other ordinary income	239	Other ordinary income	534	294	799
Ordinary expenses	464,550	Ordinary expenses	449,714	- 14,835	879,897
Underwriting expenses	395,980	Underwriting expenses	374,578	- 21,401	745,038
Net losses paid	133,768	Net losses paid	142,067	8,299	282,808
Losses adjustment expenses	12,491	Losses adjustment expenses	12,846	354	25,169
Commission and brokerage expenses	53,371	Commission and brokerage expenses	54,534	1,163	103,100
Deposits to policyholders	181,513	Deposits to policyholders	120,046	- 61,467	302,883
Life insurance money	1,753	Maturity dividends to policyholders	138		633
Increase in reserve for outstanding claims	5,303	Life insurance money	2,514	761	4,069
		Increase in reserve for outstanding claims	701	- 4,601	26,201
Increase in underwriting reserves	7,092	Increase in underwriting reserves	41,253	34,161	--
		Other underwriting expenses	475		172
Investment expenses	5,706	Investment expenses	14,000	8,294	12,309
Loss on sale of securities	2,564	Loss on money trusts	1,407		433
Loss on devaluation of securities	2,646	Loss on sale of securities	581	- 1,982	5,172
		Loss on devaluation of securities	11,214	8,567	6,222
		Loss on maturity of securities	0		334
		Expenses for financial derivative instruments	504		--
		Other investment expenses	292		146
Operating, general and administrative expenses	59,948	Operating, general and administrative expenses	59,984	35	117,973
Other ordinary expenses	2,915	Other ordinary expenses	1,150	- 1,764	4,575

00119 5,000 2001.10 (新)

		Interest paid	368		739
		Increase in allowance for bad debts	--		620
		Loss on bad debts	5		720
		Depreciation cost for deferred assets under Article 113 of the Insurance Business Law	198		410
		Other ordinary expenses	578		2,083
Ordinary profit	13,421	Ordinary profit	12,301	- 1,120	34,182
Extraordinary income and losses		Extraordinary income and losses			
Extraordinary income	458	Extraordinary income	4,205	3,746	1,042
		Gain on disposal of real property and equipment	240		1,042
		Decrease in reserve under the special law	1,827	1,827	--
		Reserve for price fluctuation	1,827	1,827	--
		Other extraordinary income	2,137		--
Extraordinary losses	2,030	Extraordinary losses	13,511	11,481	14,358
Increase in reserve under the special law	733	Loss on disposal of real property and equipment	632		1,172
Reserve for price fluctuation	733	Increase in reserve under the special law	--	- 733	1,385
Other	1,297	Reserve for price fluctuation	--	- 733	1,385
		Other extraordinary loss	12,878		11,800
Income before income taxes	11,850	Income before income taxes	2,995	- 8,854	20,866
Income taxes and inhabitants' taxes	9,823	Income taxes and inhabitants' taxes	11,608	1,784	13,414
Adjustment of income taxes	- 6,357	Adjustment of income taxes	- 11,502	- 5,145	- 7,088
Minority interests	44	Minority interests	21	- 23	102
Net income	8,338	Net income	2,868	- 5,470	14,438

00119 5,000 2001.10 (新)

Consolidated Statements of Retained Earnings

(All amounts are in millions of yen.)

Accounts \ Consolidated periods	For the six months ended September 30, 2000 (April 1, 2000 - September 30, 2000) Amount	For the six months ended September 30, 2001 (April 1, 2001 - September 30, 2001) Amount	Fluctuation	For the year ended March 31, 2001 (April 1, 2000 - March 31 2001) Amount
Consolidated retained earnings at beginning of the period	**210,463**	**211,919**	**1,456**	**210,463**
***Increase in consolidated retained* earnings**	**--**	**6**	**6**	**--**
Increase in retained earnings in connection with the increase in number of consolidated subsidiaries	--	6	6	--
Decrease in consolidated retained earnings	**12,981**	**5,014**	**- 7,967**	**12,981**
Cash dividends	5,062	4,972	- 89	5,062
Bonuses to officers	60	42	- 18	60
Decrease in retained earnings in connection with the retirement of treasury stock by way of using profits	7,859	--	- 7,859	7,859
Net income	**8,338**	**2,868**	**- 5,470**	**14,438**
Consolidated retained earnings at end of the period	**205,820**	**209,780**	**3,960**	**211,919**

00119 5,000 2001.10 (新)

Consolidated Statements of Cash Flows

(All amounts are in millions of yen.)

Accounts \ Consolidated periods	For the six months ended Sep. 30, 2000 (Apr. 1, 2000 - Sep. 30, 2000) Amount	For the six months ended Sep. 30, 2001 (Apr. 1, 2001 - Sep. 30, 2001) Amount	Fluctuation	For the year ended Mar. 31, 2001 (Apr. 1, 2000 - Mar. 31 2001) Amount
I. Cash flows from operating activities				
Income before income taxes	11,850	2,995	- 8,854	20,866
Depreciation and amortization	5,553	5,278	- 275	11,365
Increase in reserve for outstanding claims	4,615	2,216	- 2,399	25,939
Increase in underwriting reserves	6,566	39,819	33,253	- 1,124
Increase in allowance for bad debts	2,154	- 3,917	- 6,071	- 2,170
Increase in allowance for investment losses	- 203	- 5	197	- 229
Increase in accrued retirement allowances	- 28,948	--	28,948	- 28,948
Increase in accrued retirement benefits	59,394	5,480	- 53,913	67,416
Increase in accrued bonuses for employees	- 129	- 932	- 803	4
Increase in reserve for price fluctuation	733	- 1,827	- 2,560	1,385
Interest and dividend income	- 40,331	- 39,149	1,181	- 76,290
Gain or loss in connection with securities (losses)	366	4,154	3,788	- 4,754
Interest expense	348	368	19	739
Exchange gains or losses (losses)	429	127	- 301	- 981
Gain or loss in connection with real estate (losses)	77	392	314	130
Increase in other assets (excluding investment activities, financing activities, etc.)	5,886	- 11,183	- 17,070	12,131
Increase in other liabilities (excluding investment activities, financing activities, etc.)	- 14,814	3,061	17,876	-26,654
Gain or loss in connection with loans (losses)	--	3,587	3,587	2,753
Other	69	814	745	37
Subtotal	13,618	11,280	- 2,337	1,616
Interest and dividends received	42,735	42,735	0	79,075
Interest paid	- 1	- 36	- 35	- 739
Income taxes paid	- 17,681	- 3,218	14,462	- 28,074
Cash flows from operating activities	**38,670**	**50,760**	**12,089**	**51,877**
II. Cash flows from investing activities				
Net increase in bank deposits	17,238	4,750	- 12,487	6,489
Purchases of monetary claims bought	- 2,000	- 3,336	- 1,336	- 4,000
Proceeds from sale and maturity of monetary claims bought	7,190	2,068	- 5,121	9,250
Payment for increase in money trust	- 5,000	- 2,000	3,000	- 5,000
Proceeds from decrease in money trust	14,500	4,515	- 9,984	14,556
Purchases of marketable securities	- 196,947	- 149,420	47,527	- 422,535
Proceeds from sale and maturity of securities	164,841	127,080	- 37,760	351,484
Loans receivable made	- 55,217	- 64,874	- 9,656	- 119,182
Collection of loans	81,217	101,746	20,529	177,982
II ① Subtotal		20,531		9,044
(I + II ①)		(71,292)		(60,921)
Purchase of real property and equipment	- 4,253	- 6,006	- 1,752	- 9,011
Proceeds from sale of real property and equipment	739	1,150	410	2,936
Cash flows from investing activities	**22,308**	**15,675**	**- 6,632**	**2,969**
III. Cash flows from financing activities				
Proceeds from issuance of commercial paper	26,500	--	- 26,500	26,500
Payment for maturity of commercial paper	- 30,000	--	30,000	- 56,500
Payment for acquisition of treasury stock	- 7,862	- 7	7,855	- 7,863
Cash dividends paid	- 5,062	- 4,972	89	- 5,062
Cash dividends paid to minority shareholders	- 25	- 47	- 21	- 25
Other	- 3	--	3	- 20
Cash flows from financing activities	**- 16,454**	**- 5,027**	**11,427**	**- 42,971**
IV. Effects of exchange rate changes on cash and cash equivalents	**192**	**- 949**	**- 1,142**	**2,836**
V. Increase in cash and cash equivalents	**44,717**	**60,459**	**15,741**	**14,711**
VI. Cash and cash equivalents at beginning of the period	**149,587**	**164,299**	**14,711**	**149,587**
VII. Increase in cash and cash equivalents in accordance with the new consolidation	--	**1,131**	**1,131**	--
VIII. Cash and cash equivalents at end of the period	**194,305**	**225,889**	**31,584**	**164,299**

00119 5,000 2001.10 (新)

Significant Accounting Policies for Consolidated Financial Statements

1. Scope of Consolidation

(1) The consolidated financial statements herein include the following six subsidiaries, out of all consolidated subsidiaries of the Company:

Sumitomo Marine Yu-Yu Life Insurance Co., Ltd.
Sumitomo Marine Asset Management Co., Ltd.
The Sumitomo Marine & Fire Insurance Co. (Europe) Ltd.
P.T. Asuransi Sumitomo Marine and Pool
Sumitomo Marine Reinsurance (Europe) Co., Ltd.
Sumitomo Marine & Fire Insurance Company of America

Since the significance of Sumitomo Marine Reinsurance (Europe) Co., Ltd. has increased, it is included in the scope of consolidation for the six months ended September 30, 2001. Since Sumitomo Marine & Fire Insurance Company of America, which was established during the six months ended September 30, 2001, is significant, only the balance sheet is consolidated, the end of the semiannual consolidated period being deemed to be the date of the acquisition.

(2) Companies classified as unconsolidated subsidiaries are immaterial to the extent that they will not affect reasonable decisions regarding financial conditions and business results of the corporate group, in light of the amounts equivalent to interests in each of their total assets, ordinary income, net income and retained earnings.

Major unconsolidated subsidiaries are as follows:

Sumitomo Marine Staff Services Co., Ltd.
Sumitomo Marine Automobile Claims Survey Co., Ltd.
Sumitomo Marine Management (U.S.A.), Inc.

2. Equity Method

As the impact of unconsolidated subsidiaries and affiliates not accounted for by the equity method on the consolidated net income and consolidated retained earnings for semiannual periods are negligible and they are in their entirety not significant, they have not been accounted for by the equity method.

Major unconsolidated subsidiaries and affiliates are as follows:

Sumitomo Marine Staff Services Co., Ltd.
Sumitomo Marine Automobile Claims Survey Co., Ltd.
Sumitomo Marine Management (U.S.A.), Inc.
Sumikai Head Office Maintenance Services Co., Ltd.

3. Business Year, etc. for Consolidated Subsidiaries

Each overseas consolidated subsidiary (except Sumitomo Marine & Fire Insurance Company of America) closes its books of account at June 30 for semiannual financial reporting

00119 5,000 2001.10 (新)

purposes. In preparing for the consolidated financial statements, the financial statements as of June 30 are used, since the difference of the balance sheet date does not exceed three months.
The necessary adjustments are made for the significant transactions conducted during the period from July 1 to September 30 of the relevant year on a consolidated basis.

4. Significant Accounting Policies

(1) Standard and method of valuation for securities

Standard and method of valuation for securities held by the parent company, Sumitomo Marine Yu-Yu Life Insurance Co., Ltd. and Sumitomo Marine Asset Management Co., Ltd. are as follows:

① Valuation of shares of subsidiaries and affiliates is carried at the cost method on a moving average cost basis.
② Marketable securities classified as other securities are carried at market price as of the balance sheet date with changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in shareholders' equity. The cost of securities sold is calculated by the moving average method.
③ Valuation of non-marketable securities classified as other securities is carried at the cost method or depreciation cost method on a moving average cost basis.

Standard and method of valuation for securities held by overseas consolidated subsidiaries are mainly carried at the market price method.

(2) Standard and method of valuation of money trust:

Valuation of securities, which is held by the parent company, managed as trust assets and included in a money trust that is independently managed mainly for the purpose of securities investment, is carried at the market price method.

(3) Standard and method of valuation for derivative transactions:

Valuation of derivative transactions conducted by the parent company is carried at the market price method. Derivative transactions that fulfill requirements for exceptional treatments permitted for interest rate swaps are accounted for using exceptional treatments.

(4) Method of valuation of real property and equipment:

Depreciation of real property and equipment held by the parent company, Sumitomo Marine Yu-Yu Life Insurance Co., Ltd. and Sumitomo Marine Asset Management Co., Ltd. is carried at the declining balance method. Provided, however, that buildings (excluding attached equipment thereto) which were acquired on and after April 1, 1998 are depreciated by the straight-line method.
Depreciation of real property and equipment held by overseas consolidated subsidiaries is carried out at the straight-line method or the declining balance method.

00119 5,000 2001.10 (新)

(5) Basis for significant allowances:

① Allowance for bad debts

The parent company, Sumitomo Marine Yu-Yu Life Insurance Co., Ltd. and Sumitomo Marine Asset Management Co., Ltd. provide for an allowance for bad debts, in preparation for possible losses on bad debts at an amount determined pursuant to the standards for self-appraisal of assets and the standards for depreciation and provisions of reserves as follows:

With respect to receivables from obligors who were known to have suffered from the collapse of management for whatever reason, legally or as a matter of form such as bankruptcy, special liquidation or suspension of any transaction at the note exchanges or who fell substantially into the collapse of management, reserve is provided for by an amount equivalent to the balance obtained by deducting an expected amount to be realized by the enforcement of mortgage and an amount possibly collected by the enforcement of a guarantee from the amount of receivables.

With respect to receivables from obligors who were deemed highly possibly to fall into the collapse of management, reserve is provided for by an amount deemed necessary upon overall judgment of their liquidity out of the amount equivalent to the balance obtained by deducting an expected amount to be realized by the enforcement of mortgage and an amount possibly collected by the enforcement of guarantee from the amount of receivables.

With respect to receivables other than those stated above, reserve is provided for by an amount obtained by multiplying the amount of receivables by a bad debt rate calculated based on the amount of written-off receivables in the past specified period.

With respect to each receivables, the assessment division (which is independent from operating divisions) and the inspection division review and audit valuations of collectibility of each loan made by the operating divisions based on the standards for self-appraisal of receivables. Provisions to the allowance for bad debt is based on the results of these reviews.

Sumitomo Marine Asset Management Co., Ltd. provides for an amount deemed necessary based on the results of self-appraisal of receivables in accordance with the same standards as that of the parent company.

Overseas consolidated subsidiaries provide for an estimated amount for losses on bad debts in consideration of the collectibility of individual receivables.

② Allowance for investment losses

The parent company provides for an amount deemed necessary based on the parent company's self-appraisal of securities to provide for possible future losses on securities.

③ Accrued retirement benefits

The parent company, Sumitomo Marine Yu-Yu Life Insurance Co., Ltd., Sumitomo Marine Asset Management Co., Ltd. and P.T. Asuransi Sumitomo Marine and Pool provide for an amount recognized to be paid at the end of consolidated period based on the estimated amount of retirement benefit and the market price of the pension plan assets at the end of the subject consolidated period, in preparation for accrued retirement benefits for employees.

Actuarial difference and past service liabilities are charge to income as a temporary expense in the year in which such difference and liabilities occurred.

00119 5,000 2001.10 (新)

④ Accrued bonuses for employees

The parent company, Sumitomo Marine Yu-Yu Insurance Co., Ltd. and Sumitomo Marine Asset Management Co., Ltd. provide for an estimated amount payable at the end of consolidated period, in preparation for accrued bonuses for employees.

⑤ Reserve for price fluctuation

The parent company, Sumitomo Marine Yu-Yu Life Insurance Co., Ltd. and Sumitomo Marine Asset Management Co., Ltd. provide for the reserve for price fluctuation to provide for losses arising out of fluctuations in prices of shares, etc. under the provisions of Article 115 of the Insurance Business Law.

(6) Translation standards for assets and liabilities denominated in foreign currencies:

Assets and liabilities denominated in foreign currencies held by the parent company, Sumitomo Marine Yu-Yu Life Insurance Co., Ltd. and Sumitomo Marine Asset Management Co., Ltd. are translated into Japanese yen at the rate of the spot rate exchange as of the balance sheet date. Unrealized translation gain or loss is stated as income or loss.

Assets and liabilities, and income and expenses of overseas consolidated subsidiaries are translated into Japanese yen at the rate of the spot rate exchange as of the balance sheet date. Unrealized translation gain or loss is presented as translation adjustments of the shareholders' equity and minority interests in the accompanying consolidated financial statements.

(7) Accounting for leases:

Finance leases of the parent company, Sumitomo Marine Yu-Yu Life Insurance Co., Ltd. and Sumitomo Marine Asset Management Co., Ltd., except for those in which ownership are deemed to be transferred to the lessee, are accounted for as operating leases, that is, the rental of real property.

(8) Accounting for consumption tax, etc.:

The parent company and Sumitomo Marine Yu-Yu Life Insurance Co., Ltd. account for consumption taxes using the net-of-tax method. Provided, however, that expenses including loss adjustment expenses, operating, general and administrative expenses of the parent company are accounted for by the gross-of-tax method. Non-deductible consumption taxes on assets are stated in suspense payments and amortized over a period of five years by the straight-line method. Sumitomo Marine Asset Management Co., Ltd. account for consumption taxes using the net-of-tax method.

(9) Hedge accounting method:

Hedge accounting method of the parent company is as follows:

① Hedge accounting method

Interest rate swap transactions are accounted for using deferred hedging treatment. Hedging transactions that fulfill requirements for exceptional treatments permitted for interest rate swaps are accounted for using exceptional treatments.

② Hedging vehicle and scope
Interest rate swap transactions are hedging vehicles, and hedging is used for a portion of floating interest rate loans and bonds.

③ Hedging policy
Individual hedging is applied to reduce or eliminate cash flow fluctuation risks associated with floating interest rate loans and securities.

④ Hedging effectiveness evaluation method
The effectiveness of hedging is computed every six-month period based on comparisons between hypothetical total cash flow fluctuations concerned with the hedging and total cash flow fluctuations of hedging vehicles from the start of hedging until the effectiveness evaluation. Hedging transactions that fulfill requirements for exceptional treatments permitted for interest rate swaps are excluded from hedging effectiveness evaluation.

(10)Accounting for deferred assets under Article 113 of the Insurance Business Law:

Sumitomo Marine Yu-Yu Life Insurance Co., Ltd. states an amount to be amortized for deferred assets under Article 113 of the Insurance Business Law is calculated in accordance with the laws and regulations, and the provisions of the Articles of Incorporation.

(11)Accounting standards for overseas consolidated subsidiaries are based on the accounting standards of the country in which each subsidiary locates.

5. Matters relating to assets and liabilities of consolidated subsidiaries

Valuation of assets and liabilities of consolidated subsidiaries are carried in the entirely at the total market price method.

6. Matters relating to amortization of consolidated adjustments

There have been no consolidated adjustments during the consolidated period under review.

7. Matters relating to appropriation of retained earnings

Consolidated statement of retained earnings is prepared based on the appropriation of retained earnings and losses determined during the consolidated accounting period.

8. Cash and Cash Equivalents in the Semiannual Consolidated Statements of Cash Flows

Cash and cash equivalents consist of cash on hand, cash in banks which can be withdrawn on demand, and short-term investments, such as time deposits, etc., with a maturity of three months or less after the acquisition.

Notes

(Consolidated Balance Sheets)

1. The accumulated amount of depreciation of real property and equipment is ¥121,891 million and the advanced depreciation of real property and equipment is ¥10,251 million.

2. Investment in shares of and contribution to non-consolidated subsidiaries and affiliates are as follows:

Shares:	¥6,439 million
Contribution:	¥25 million

3. (1) Loans to borrowers under collapse of management totaled ¥25 million.
Loans to borrowers under collapse of management are those loans among all loans for which payment of principal or interest has not been received for a substantial period and for which, for other reasons, there are no prospects for collection or repayment of principal or interest, and accordingly, no accrued interest has been accounted for (excluding such part as written off and hereinafter referred to as "non-accounting for accrued unpaid interest loans") which fall under the events as stated in the Enforcement Ordinances for the Corporation Tax Law (Government Ordinance No. 97, 1965), items *i* through *v* in Article 96, Section 1, Item 3, or the other events stated in Item 4 of the same Article.

(2) Past-due loans amounted to ¥7,964 million.
Past-due loans are defined as those non-accounting for accrued unpaid interest loans other than loans to borrowers under collapse of management and other than loans for which interest payments have been rescheduled for the purpose of assisting these borrowers in management restructuring or providing support.

(3) Past-due loans for three months or more totaled ¥360 million.
Past-due loans for three months or more are defined as those for which principal or interest has been in arrears for three months or more from the stated payment date but which are not classified as loans to borrowers under collapse of management or past-due loans.

(4) Restructured loans totaled ¥4,982 million.
Restructured loans are those for which the parent company has granted terms and conditions including reducing or exempting interest rates, rescheduling interest and principal payments, or waiving claims to the borrower or more favorable to the borrower than those in the original loan agreement. Such loans exclude loans to borrowers under collapse of management, and past-due loans for three months or more.

(5) Loans to borrowers under collapse of management, past due loans, past-due loans for three months or more, and restructured loans amounted to ¥13,332 million.

4. Assets pledged as collateral comprise ¥4,758 million.

5. Securities include the loan in the aggregate amount of ¥3,087 million by the agreement of loan for consumption.

6. Other assets include ¥1,786 million of deferred assets under Article 113 of the Insurance Business Law.

00119 5,000 2001.10 (新)

(Consolidated Statement of Income)

1. The details of business expenses are as follows:

Agent commission, etc:	¥56,655 million
Salaries:	¥27,233 million

Business expenses are the aggregated amount of loss adjustment expense, operating, general and administrative expenses, and commission and brokerage expenses on the consolidated statement of income.

2. Other extraordinary income is as follows:
Liabilities for past service of employees for retirement benefits accounting (decrease in debts) were written off as a temporary income: ¥1,384 million
Reversal of allowance for bad debts: ¥753 million

3. Other extraordinary losses are as follows:
Actuarial differences were charge to income as a temporary expense in accordance with the retirement benefit accounting: ¥5,551 million
Expenses for merger preparations with Mitsui Marine and Fire Insurance Co., Ltd., Mitsui Mirai Insurance Co., Ltd. and Mitsui Marine Asset Management Co., Ltd. ¥7,326 million

(Consolidated Cash Flows)

1. Cash and cash equivalents as of September 30, 2001 were reconciled to the amounts reported in the consolidated balance sheet as follows:

Cash and bank deposits:	¥244,702 million
Call loans:	¥168 million
Monetary claims bought:	¥5,182 million
Securities:	¥2,438,791 million
Time deposits with maturities of more than three months:	- ¥22,107 million
Monetary claims bought other than cash equivalents:	- ¥2,551 million
Securities included in cash equivalents:	- ¥2,438,296 million
Cash and cash equivalents:	¥225,889 million

2. There are no significant non-fund transactions to be stated herein.

3. Cash flows from investing activities include the cash flows arising from asset management business for insurance business.

00119 5,000 2001.10 (新) (

Lease Transactions

For the six months ended Sep. 30, 2000 (April 1, 2000 - September 30, 2000)	For the six months ended Sep. 30, 2001 (April 1, 2001 - September 30, 2001)	For the business year ended Mar. 31, 2001 (April 1, 2000 - March 31, 2001)
1. Finance lease transactions except for those agreements which stipulate the transfer of ownership of the leased assets to the lessee	1. Finance lease transactions except for those agreements which stipulate the transfer of ownership of the leased assets to the lessee	1. Finance lease transactions except for those agreements which stipulate the transfer of ownership of the leased assets to the lessee
(1) The pro forma amounts of the acquisition costs, accumulated depreciation and net book value of the leased assets as of September 30, 2000 were as follows:	(1) The pro forma amounts of the acquisition costs, accumulated depreciation and net book value of the leased assets as of September 30, 2001 were as follows:	(1) The pro forma amounts of the acquisition costs, accumulated depreciation and net book value of the leased assets as of March 31, 2001 were as follows:
(Millions of yen)	*(Millions of yen)*	*(Millions of yen)*
Acquisition costs Accumulated depreciation Net book value	Acquisition costs Accumulated depreciation Net book value	Acquisition costs Accumulated depreciation Net book value
Equipment 3,923 2,452 1,471	Equipment 3,615 2,872 742	Equipment 3,944 2,834 1,109
The acquisition costs shown above represent the aggregate future minimum lease payments because such payments were immaterial to the net book value of real property and equipment at September 30, 2000.	(Note) The acquisition costs shown above represent the aggregate future minimum lease payments because such payments were immaterial to the net book value of real property and equipment at September 30, 2001.	Same as that for the six months ended September 30, 2001.
(2) Future minimum lease payments outstanding as of September 30, 2000 are summarized as follows:	(2) Future minimum lease payments outstanding as of September 30, 2001 are summarized as follows:	(2) Future minimum lease payments outstanding as of March 31, 2001 are summarized as follows:
Due in one year or less ¥740 million	Due in one year or less ¥430 million	Due in one year or less ¥681 million
Due after one year ¥731 million	Due after one year ¥312 million	Due after one year ¥428 million
Total ¥1,471 million	Total ¥742 million	Total ¥1,109 million
The future minimum lease payments shown above represent the total lease payments including the interest portion thereon because such payments were immaterial to the net book value of real property and equipment at September 30, 2000.	The future minimum lease payments shown above represent the total lease payments including the interest portion thereon because such payments were immaterial to the net book value of real property and equipment at September 30, 2001.	Same as that for the six months ended September 30, 2001.
(3) Lease payments and depreciation of leased assets are shown below:	(3) Lease payments and depreciation of leased assets are shown below:	(3) Lease payments and depreciation of leased assets are shown below:
Lease payments ¥394 million	Lease payments ¥368 million	Lease payments ¥779 million
Depreciation ¥394 million	Depreciation ¥368 million	Depreciation ¥779 million

00119 5,000 2001.10 (新)

For the six months ended Sep. 30, 2000 (April 1, 2000 - September 30, 2000)	For the six months ended Sep. 30, 2001 (April 1, 2001 - September 30, 2001)	For the business year ended Mar. 31, 2001 (April 1, 2000 - March 31, 2001)
(4) Method of calculation of depreciation Depreciation of leased assets is calculated by the straight-line method over the respective lease terms assuming a residual value of zero.	(4) Method of calculation of depreciation Same as that for the six months ended September 30, 2000.	(4) Method of calculation of depreciation Same as that for the six months ended September 30, 2000.
2. Operating lease transaction Future minimum lease payments for operating leases outstanding as of September 30, 2000 are summarized as follows:	2. Operating lease transaction Future minimum lease payments for operating leases outstanding as of September 30, 2001 are summarized as follows:	2. Operating lease transaction Future minimum lease payments for operating leases outstanding as of March 31, 2001 are summarized as follows:
Due in one year or less ¥0 million	Due in one year or less ¥0 million	Due in one year or less ¥0 million
Due after one year ¥2 million	Due after one year ¥1 million	Due after one year ¥2 million
Total ¥3 million	Total ¥2 million	Total ¥3 million

00119 5,000 2001.10 (新)

Securities

1. Securities for sale and purchase (As of September 30, 2001):
   Not applicable.

2. Held-to-maturity debt securities for which market value is available:

(Millions of yen)

Types of securities		For the six months ended Sep. 30, 2001 (As of September 30, 2001)		
		Consolidated carrying value	Market value	Unrealized gain (loss)
Securities, of which consolidated carrying value is more than acquisition cost	Bonds and debentures	--	--	--
	Foreign securities	1,750	1,760	10
	Other	--	--	--
	Subtotal	1,750	1,760	10
Securities, of which consolidated carrying value is not more than acquisition cost	Bonds and debentures	--	--	--
	Foreign securities	--	--	--
	Other	--	--	--
	Subtotal	--	--	--
Total		1,750	1,760	10

(Note) All securities are held by The Sumitomo Marine & Fire Insurance Co. (Europe) Ltd.

3. Other securities for which market value is available:

(Millions of yen)

Types of securities		For the six months ended Sep. 30, 2001 (As of September 30, 2001)		
		Acquisition cost	Consolidated carrying value	Unrealized gain (loss)
Securities, of which consolidated carrying value is more than acquisition cost	Bonds and debentures	1,041,237	1,099,402	58,164
	Stock	365,131	719,912	354,781
	Foreign securities	305,952	362,848	56,896
	Other (note 1)	3,097	3,314	217
	Subtotal	1,715,418	2,185,479	470,060
Securities, of which consolidated carrying value is not more than acquisition cost	Bonds and debentures	58,196	57,815	- 381
	Stock	95,365	78,158	- 17,206
	Foreign securities	66,100	58,812	- 7,287
	Other (note 2)	8,244	7,577	- 666
	Subtotal	227,906	202,364	- 25,542
Total		1,943,324	2,387,843	444,518

(Note 1) "Other" includes beneficiary rights for commodity investments (acquisition cost of ¥495 million, consolidated carrying value of ¥570 million and unrealized gain of ¥74 million), which are accounted for as monetary claims bought on the consolidated balance sheet.

(Note 2) "Other" includes beneficiary rights for commodity investments (acquisition cost of ¥40 million, consolidated carrying value of ¥33 million and unrealized loss of ¥6 million), which are accounted for as monetary claims bought on the consolidated balance sheet.

4. Other securities, which were sold during the six months ended September 30, 2001:

(Millions of yen)

Types of securities	For the six months ended Sep. 30, 2001 (From April 1, 2001 to September 30, 2001)		
	Selling price	Total gain on sale	Total loss on sale
Other securities	83,360	7,146	578

5. Information on securities for which market value is not applicable on the consolidated balance sheet (As of September 30, 2001):
   (1) Held-to-maturity debt securities: Not applicable.

   (2) Other securities:
   Bonds and debentures: ¥322 million
   Stock: ¥19,318 million
   Foreign securities: ¥21,452 million
   Other: ¥6,202 million

(Note) "Other" includes commercial paper, etc. ¥3,958 million of which is accounted for as monetary claims bought on the consolidated balance sheet.

6. Redemption amounts of securities with maturity and held-to-maturity debt securities, which are classified as "Other securities":

(Millions of yen)

Types of securities	For the six months ended Sep. 30, 2001 (As of September 30, 2001)			
	Due in one year or less	Due after one year and in five years or less	Due after five years and in ten years or less	Due after ten years
National government bonds	4,567	38,478	39,489	6,532
Municipal bonds	75,798	313,758	79,851	425
Corporate bonds	56,801	244,556	283,762	13,517
Foreign securities	22,405	175,613	117,333	26,921
Other securities	2,631	--	--	--
Total	162,204	772,407	520,437	47,396

(Note) "Other" includes commercial paper (due in one year or less: ¥2,631 million) which is accounted for as monetary claims bought on the consolidated balance sheet.

For the business year ended March 31, 2001 (from April 1, 2000 to March 31, 2001)

Securities

1. Securities for sale and purchase (As of March 31, 2001):
   Not applicable.

2. Held-to-maturity debt securities for which market value is available:

(Millions of yen)

Types of securities		For the business year ended Mar. 31, 2001 (As of March 31, 2001)		
		Consolidated carrying value	Market value	Unrealized gain (loss)
Securities, of which consolidated carrying value is more than acquisition cost	Bonds and debentures	--	--	--
	Foreign securities	1,628	1,643	15
	Other	--	--	--
	Subtotal	1,628	1,643	15
Securities, of which consolidated carrying value is not more than acquisition cost	Bonds and debentures	--	--	--
	Foreign securities	106	106	- 0
	Other	--	--	--
	Subtotal	106	106	- 0
Total		1,735	1,749	14

(Note) All securities are held by The Sumitomo Marine & Fire Insurance Co. (Europe) Ltd.

3. Other securities for which market value is available:

(Millions of yen)

Types of securities		For the business year ended Mar. 31, 2001 (As of March 31, 2001)		
		Acquisition cost	Consolidated carrying value	Unrealized gain (loss)
Securities, of which carrying value is more than acquisition cost	Bonds and debentures	1,066,800	1,125,661	58,861
	Stock	417,023	986,149	569,126
	Foreign securities	313,580	374,253	60,673
	Other (note 1)	6,540	6,963	422
	Subtotal	1,803,944	2,493,028	689,084
Securities, of which carrying value is not more than acquisition cost	Bonds and debentures	13,340	12,876	- 464
	Stock	58,097	52,147	- 5,950
	Foreign securities	47,972	45,042	- 2,930
	Other (note 2)	32,747	32,370	- 376
	Subtotal	152,158	142,436	- 9,721
Total		1,956,102	2,635,465	679,362

(Note 1) "Other" includes beneficiary rights for commodity investments (acquisition cost of ¥495 million, consolidated carrying value of ¥593 million and unrealized gain of ¥97 million), which are accounted for as monetary claims bought on the consolidated balance sheet.

(Note 2) "Other" includes transferable deposits, etc. (acquisition cost of ¥30,040 million, consolidated carrying value of ¥30,034 million and unrealized loss of ¥5 million), which are accounted for as cash on hand and in banks on the consolidated balance sheet.

00119 5,000 2001.10 (新)

4. Other securities, which were sold during the business year ended March 31, 2001:

(Millions of yen)

Types of securities	For the business year ended Mar. 31, 2001 (From April 1, 2000 to March 31, 2001)		
	Selling price	Total gain on sale	Total loss on sale
Other securities	211,294	16,327	5,178

5. Information on securities for which market value is not applicable on the consolidated balance sheet (As of March 31, 2001):
   (1) Held-to-maturity debt securities: Not applicable.

   (2) Other securities:
   Bonds and debentures: ¥400 million
   Stock: ¥19,172 million
   Foreign securities: ¥22,700 million
   Other: ¥3,991 million

(Note) "Other" includes commercial paper ¥1,873 million of which is accounted for as monetary claims bought on the consolidated balance sheet.

8. Redemption amounts of securities with maturity and held-to-maturity debt securities, which are classified as "Other securities":

(Millions of yen)

Types of securities	For the business year ended Mar. 31, 2001 (As of March 31, 2001)			
	Due in one year or less	Due after one year and in five years or less	Due after five years and in ten years or less	Due after ten years
National government bonds	4,265	31,878	32,486	4,470
Municipal bonds	36,913	316,746	118,019	4,173
Corporate bonds	61,829	263,442	250,679	14,033
Foreign securities	22,781	156,139	133,082	28,459
Other securities	32,447	510	--	--
Total	158,237	768,717	534,267	51,135

(Note) "Other" includes transferable deposits, etc. (due in one year or less: ¥31,873 million) which are accounted for as cash on hand and in banks on the consolidated balance sheet.

00119 5,000 2001.10 (新) (

Securities

1. Held-to-maturity debt securities for which market value is available:

Types of securities	For the six months ended Sep. 30 2000 (As of September 30, 2000)		
	Semiannual consolidated carrying value	Total gain on sale	Total loss on sale
Foreign securities	1,295	1,297	2
Total	1,295	1,297	2

(Note) All securities are held by The Sumitomo Marine & Fire Insurance Co. (Europe) Ltd.

2. Other securities for which market value is available:

(Millions of yen)

Types of securities	For the six months ended Sep. 30 2000 (As of September 30, 2000)		
	Acquisition cost	Semiannual consolidated carrying value	Unrealized gain (loss)
Bonds and debentures	1,055,307	1,090,293	34,986
Stock	485,848	1,156,693	670,844
Foreign securities	344,310	352,821	8,511
Other	44,831	44,617	- 213
Total	1,930,297	2,644,426	714,129

(Note) "Other" includes transferable deposits, etc. (acquisition cost of ¥37,352 million, carrying value of ¥37,362 million and unrealized gain of ¥9 million), which are accounted for as cash on hand and in banks on the semiannual consolidated balance sheet.

3. Information on securities for which market value is not applicable on the semiannual consolidated balance sheet:

(1) Held-to-maturity debt securities: Not applicable.

(2) Other securities:

Bonds and debentures:	¥400 million
Stock:	¥18,814 million
Foreign securities:	¥9,513 million
Other:	¥1,601 million

00119 5,000 2001.10 (新) (

For the six months ended September 30, 2001 (from April 1, 2001 to September 30, 2001)

Money Trusts

1. Money trusts intended for investment:

(Millions of yen)

Type	For the six months ended Sep. 30, 2001 (As of September 30, 2001)	
	Consolidated carrying value	Unrealized gain (loss) included in Income and Loss
Money trusts	7,292	- 583

2. Held-to-maturity money trusts:
   Not applicable.

3. Money trusts other than those are intended for investment and held-to-maturity:
   Not applicable.

For the business year ended March 31, 2001 (from April 1, 2000 to March 31, 2001)

Money Trusts

1. Money trusts intended for investment:

(Millions of yen)

Type	For the business year ended Mar. 31, 2001 (As of March 31, 2001)	
	Consolidated carrying value	Unrealized gain (loss) included in Income and Loss
Money trusts	10,663	- 400

2. Held-to-maturity money trusts:
   Not applicable.

3. Money trusts other than those are intended for investment and held-to-maturity:
   Not applicable.

00119 5,000 2001.10 (新)

For the six months ended September 30, 2000

Money Trusts

1. Held-to-maturity money trusts:
   Not applicable.

3. Money trusts other than those are intended for investment and held-to-maturity:
   Not applicable.
   All money trusts are intended for investment.

00119 5,000 2001.10 (新) C

Contract Amount, Market Value and Unrealized Gain or Loss of Derivative Transactions

1. Matters relating to transactions:

For the business year ended March 31, 2001 [From April 1, 2000 to March 31, 2001]	For the six months ended September 30, 2001 [From April 1, 2001 to September 30, 2001]
(1) Contents of transaction: Derivative transactions, which the parent company utilizes, consist of forward foreign exchange transactions and currency option transactions with respect to currency, interest rate swaps with respect to interest, government bond futures, government bond option futures and government bond over-the-counter option transactions with respect to bonds, and stock index futures with respect to stock. Derivative transactions, which Sumitomo Marine Yu-Yu Life Insurance Co., Ltd. utilizes, consist of forward foreign exchange transactions and currency option transactions with respect to currency, and government bond over-the-counter option transactions with respect to bonds.	(1) Contents of transaction Same as that for the business year ended March 31, 2001.
(2) Policy for transactions and purpose of utilizing derivative transactions: The parent company and Sumitomo Marine Yu-Yu Life Insurance Co., Ltd. have been based on the basic policy that derivative financial instruments are utilized in order to hedge primarily the parent company's exposure to the market risk in connection with price, foreign exchange and interest fluctuations for investments in government bonds, the market risk in connection with interest fluctuation for loan interest and the market risk in connection with price fluctuation for holding stock, to the extent permitted by the Enforcement Regulations of the Insurance Business Law.	(2) Policy for transactions and purpose of using transactions: Same as that for the business year ended March 31, 2001.
(3) Risks of transactions: Transactions relating to currency involve market risk due to foreign exchange fluctuations, transactions relating to government bonds and interest involve market risk due to price and interest fluctuations, and transactions relating to stock involve market risk due to price fluctuations, respectively. However, there will not arise solely losses of such transactions, since each transaction is primarily utilized in order to hedge the parent company's and Sumitomo Marine Yu-Yu Life Insurance Co., Ltd.'s exposure to the market risk against holding assets, and also utilized within a certain limit of the holding assets. In addition, in order to avoid credit risks resulting from the failure of contracts by other parties, the parent company has transacted with those on only major exchanges and financial institutions of high credit.	(3) Risks of transactions: Same as that for the business year ended March 31, 2001.
(4) Risk management system for transactions: The parent company divides the operating division and management division for investments, in order to ensure the security of asset management. Management division is engaged in the confirmation of risk management policies and the internal rules for derivative transactions of the parent company, by supervising transactions day by day conducted inside and outside Japan and the management of the positions. The current circumstances have been reported from the management division of investments to the Executive Committee of the parent company on a regular basis. Sumitomo Marine Yu-Yu Life Insurance Co., Ltd. has	(4) Risk management system for transactions: Same as that for the business year ended March 31, 2001.

also been involved in risk management in accordance with the policy of the parent company. (5) Supplementary explanation for "Matters relating to market value, etc." "Contract amount, etc" described in each list of "Matters relating to market value, etc." represents the contract amount or hypothetical amount of the principal of the derivative transactions. Such amounts themselves do not represent the quality of the market risks or credit risks for derivative transactions.	(5) Supplementary explanation for "Matters relating to market value, etc." Same as that for the business year ended March 31, 2001.

00119 5,000 2001.10 (新) (

2. Matters relating to market value, etc.:

(1) Currency

(Millions of Yen)

Classification	Types of contracts	For the business year ended March 31, 2001 (As of March 31, 2001) Contract Amount	1 year or more	Market Value	Unrealized Gain /(Loss) on valuation	For the six months ended September 30, 2001 (As of September 30, 2001) Contract Amount	1 year or more	Market Value	Unrealized Gain /(Loss) on valuation
Transactions other than market transactions	Forward foreign exchange transactions: Sales contracts:								
	US$	5,833	--	5,942	- 109	7,150	--	7,150	- 0
	Swiss F	--	--	--	--	2,079	--	2,207	- 127
	Euro	--	--	--	--	901	--	980	- 79
	Purchase contracts:								
	Euro	--	--	--	--	901	--	980	79
Total		5,833	--	5,942	- 109	11,032	--	11,319	- 128

(Notes)

For the business year ended March 31, 2001 (As of March 31, 2001)	For the six months ended September 30, 2001 (As of September 30, 2001)
1. Since there are no transactions other than derivative transactions relating to currencies stated above, such information is omitted to be stated.	1. Same as that for the business year ended March 31, 2001
2. Calculation method of market value: The market value as at the end of the business year is stated as the value of the future market value thereat.	2. Calculation method of market value: Same as that for the business year ended March 31, 2001.

(1) Interest

(Millions of Yen)

Classification	Types of contracts	For the business year ended March 31, 2001 (As of March 31, 2001) Contract Amount	1 year or more	Market Value	Unrealized Gain /(Loss) on valuation	For the six months ended September 30, 2001 (As of September 30, 2001) Contract Amount	1 year or more	Market Value	Unrealized Gain /(Loss) on valuation
Transactions other than market transactions	Interest swap contracts:								
	Receivable floating rate, payable fixed rate:	1,000	--	- 25	- 25	1,000	--	- 14	- 14
	Receivable fixed rate, payable floating rate:	9,880	5,000	319	319	9,863	6,363	185	185
Total		10,880	5,000	293	293	10,863	6,363	170	170

00119 5,000 2001.10 (新) 0

(Notes)

For the business year ended March 31, 2001 (As of March 31, 2001)	For the six months ended September 30, 2001 (As of September 30, 2001)
1. Since there are no transactions other than derivative transactions relating to interest stated above, such statement is omitted to be stated.	1. Same as that for the business year ended March 31, 2001.
2. Calculation method of market value: Current value after deducting the estimated cash flows in the future, based on the interest rate as at the end of the business years, is stated.	2. Calculation method of market value: Same as that for the business year ended March 31, 2001.
3. Any derivative transactions, to which the hedge accounting has applied, are excluded.	3. Same as that for the business year ended March 31, 2001.

(3) Bonds

(Millions of Yen)

Classification	Types of contracts	For the business year ended March 31, 2001 (As of March 31, 2001)				For the six months ended September 30, 2001 (As of September 30, 2001)			
		Contract Amount		Market Value	Unrealized Gain /(Loss) on valuation	Contract Amount		Market Value	Unrealized Gain /(Loss) on valuation
			1 year or more				1 year or less more		
Market transactions	Government bond futures:								
	Sales contracts:	1,858	--	1,859	- 1	--	--	--	--
	Purchase contracts:	--	--	--	--	--	--	--	--
Total		1,858	--	1,859	- 1	--	--	--	--

(Notes)

For the business year ended March 31, 2001 (As of March 31, 2001)	For the six months ended September 30, 2001 (As of September 30, 2001)
1. Since there are no transactions other than derivative transactions relating to bonds stated above, such statement is omitted to be stated.	1. There are no derivative transactions relating to debt securities.
2. Calculation method of market value: The market value is based on the last reported value at the main stock exchanges.	

(4) Other

Not applicable.

For the six months ended September 30, 2000 (As of September 30, 2000)

Contract Amount, Market Value and Unrealized Gain (Loss) of Derivative Transactions

(Millions of Yen)

Type	Types of contracts	Contract Amount	Market Value	Unrealized Gain/(Loss)
Currency	Forward exchange contracts			
	Sales contracts:	8,545	8,576	- 30
	Purchase contracts:	4,318	4,330	12
	Currency option contracts			
	Sales contracts:	3,865		
		(95)	19	75
	Purchase contracts:	4,233		
		(95)	90	- 4
Interest	Interest swap contracts	4,880	50	50
	Total	25,842	13,068	102

(Notes) 1. Any derivative transactions, to which the hedge accounting applied, are excluded.
2. All derivative transactions stated above list are transactions other than the market transactions.
3. Figures in parentheses of the above list represent the option premiums.

00119 5,000 2001.10 (新) C

Retirement Benefit

For the business year ended March 31, 2001

1. Outline of the retirement benefit plans adopted by the Company is as follows:

   The parent company has established the retirement allowance scheme, welfare pension fund scheme and qualified annuity scheme as the defined benefit plan for employees.
   Sumitomo Marine Yu-Yu Life Insurance Co., Ltd., Sumitomo Marine Asset Management Co., Ltd. and P.T. Asuransi Sumitomo Marine and Pool have established the retirement allowance system as the defined benefit plan for employees

2. Matters relating to retirement benefit liabilities (as of March 31, 2001):

	(Millions of Yen)
(a) Retirement benefit liabilities	- 135,046
(b) Pension assets	67,630
(c) Unfunded retirement benefit liabilities (a)+(b)	- 67,416
(d) Unrecognized actuarial difference	--
(e) Accrued retirement benefits (c)+(d)	- 67,416

(Notes)
1. Any substitute portion of welfare pension fund is included in the above figures.
2. Consolidated subsidiaries have applied for the simplified tax effect accounting method to calculate retirement benefit liabilities.

3. Matters relating to expenses for retirement benefits (from April 1, 2000 to March 31, 2001):

	(Millions of Yen)
(a) Service costs Note 1	5,546
(b) Interest expenses	3,855
(c) Expected investment income	- 2,752
(d) Expenses for change in accounting method Note 2	1,521
(e) Expenses for actuarial difference Note 2	6,891
(f) Expenses for retirement benefits (a)+(b)+(c)+(d)+(e)	15,062

(Notes)
1. The amount contributed by employees for welfare pension fund is excluded.
2. ¥8,413 million, which is stated as "Other extraordinary loss", is included.
3. Expenses for retirement benefits are included in "(a) Service costs".

4. Matters relating to the calculation basis for retirement benefit liabilities:
   (a) Distribution method for estimated retirement benefit: Period fixed amount standard
   (b) Discount rate: 3.0%
   (c) Expected rate of return on investment: 4.0%
   (d) Years to dispose of actuarial differences: 1 year
   (All amounts were charge to income during the business year, in which such difference occurred.)
   (e) Years to charge to income by difference arising from change in accounting method: 1 year
   (All amounts were charge to income during the business year ended March 31, 2001.)

For the six months ended September 30, 2001

1. Outline of the retirement benefit plans adopted by the Company is as follows:

   Same as that for the business year ended March 31, 2001.

2. Matters relating to retirement benefit liabilities (as of September 30, 2001):

	(Millions of Yen)
(a) Retirement benefit liabilities	- 135,887
(b) Pension assets	62,990
(c) Unfunded retirement benefit liabilities (a) + (b)	- 72,896
(d) Unrecognized actuarial difference	--
(e) Unrecognized past service liabilities	--
(e) Accrued retirement benefits (c)+(d)+(e)	- 72,896

(Notes)
1. Any substitute portion of welfare pension fund is included in the above figures.
2. Consolidated subsidiaries have applied for the simplified tax effect accounting method to calculate retirement benefit liabilities.

3. Matters relating to expenses for retirement benefits (from April 1, 2001 to September 30, 2001):

	(Millions of Yen)
(a) Service costs Note 1	2,978
(b) Interest expenses	2,017
(c) Expected investment income	- 1,014
(d) Expenses for actuarial difference Note 2	5,551
(e) Expenses for past service liabilities Note 3,4	- 1,384
(f) Expenses for retirement benefits (a)+(b)+(c)+(d)+(e)	8,148

(Notes)
1. The amount contributed by employees for welfare pension fund is excluded.
2. ¥5,551 million, which is stated as "Other extraordinary loss", is included.
3. Past service liabilities (decrease in liabilities) were recognized due to the revision of retirement benefit scheme in accordance with the merger with Mitsui Marine and Fire Insurance Co., Ltd. on October 1, 2001.
4. ¥1,384 million, which is stated as "Other extraordinary gain", is included.
5. Expenses for retirement benefits are included in "(a) Service costs".

4. Matters relating to the calculation basis for retirement benefit liabilities:
   (a) Distribution method for estimated retirement benefit: Period fixed amount standard
   (b) Discount rate 3.0%
   (c) Expected rate of return on investment 3.0%
   (d) Years to dispose of past service liabilities: 1 year
   (All amounts were charge to income during the year, in which such liabilities occurred.)
   (e) Years to charge to income by difference arising from change in accounting method: 1 year
   (All amounts were disposed of during the year, in which such amounts occurred.)

Tax Effect Accounting

For the business year ended March 31, 2001 (As of March 31, 2001)	For the six months ended September 30, 2001 (As of September 30, 2001)
1. Main items having deferred tax assets and deferred tax liabilities occurred are as follows:	1. Main items having deferred tax assets and deferred tax liabilities occurred are as follows:

(Millions of Yen)

	As of March 31, 2001	As of September 30, 2001
Deferred tax assets		
Underwriting reserve, etc.:	71,459	74,736
Reserve for outstanding claims:	2,957	6,082
Accrued retirement benefits:	21,080	23,293
Reserve for price fluctuation:	3,627	2,967
Allowance for bad debts:	3,828	2,774
Loss on devaluation of securities:	2,675	6,352
Other:	7,261	10,724
Total deferred tax assets	112,891	126,931
Deferred tax liabilities		
Unrealized holding gain on securities:	- 245,240	- 160,257
Deferred assets under Article 113 of the Insurance Business Law:	- 718	- 645
Other:	- 947	- 2,861
Total deferred tax liabilities	- 246,906	- 163,764
Net amount of deferred tax liabilities	- 134,015	- 36,832

(Note) Net amount of deferred tax liabilities is included in the following items on the consolidated balance sheet:

(Millions of Yen)

	As of March 31, 2001	As of September 30, 2001
Deferred tax assets:	8	5
Deferred tax liabilities:	134,023	36,838

2. Main items having the significant differences occurred between the statutory tax rate and the Company's effective tax rate following the application of tax effect accounting are as follows:

(%)

	As of March 31, 2001	As of September 30, 2001
Statutory tax rate in Japan	36.1	36.1
(Adjustments)		
Non-taxable income including dividends received	- 10.6	- 48.5
Non-deductible expenses including entertainment expenses	3.6	12.5
Parity inhabitants' tax		4.3
Other	1.2	- 0.9
Effective tax rate	30.3	3.5

00119 5,000 2001.10 (新) 0:

Segment Information

1. Business segment information

   Since the ratio of "Non-life insurance business" accounts for 90% or more of the accumulation of ordinary income, the accumulation of ordinary profit and the accumulation of assets of all segments, respectively, any geographical segment information is omitted to be stated.
   Investment business has been conducted as a part of the non-life insurance business so that it is not an independent segment.

2. Geographical segment information

   Since the ratio of "Japan" accounts for 90% or more of the accumulation of ordinary income and the accumulation of assets of all segments, any geographical segment information is omitted to be stated.

3. Overseas sales

   Since the overseas sales (ordinary income) accounts for less than 10% of the consolidated net sales (ordinary income), overseas sales is omitted to be stated.

Transactions with the Parties Concerned

There are no significant transactions with the parties concerned to be stated herein.

00119 5,000 2001.10 (新) 0

Information of Loans Receivable under Risk Control

(Millions of Yen; Any amount less than one million is disregarded.)

	(A) As of Sep. 30, 2000	(B) As of Sep. 30, 2001	Fluctuation (B)-(A)	(C) As of Mar. 31, 2001	Fluctuation (B)-(C)
Receivables from obligors who are under collapse of management	9,712	25	- 9,687	3,278	- 3,253
Receivables in delay	5,586	7,964	2,378	5,994	1,969
Receivables in arrears for three months or more	371	360	- 10	385	- 25
Receivables to which eased loan conditions were granted	10,433	4,982	- 5,451	8,998	- 4,016
Total	26,103	13,332	- 12,770	18,657	- 5,324
Ratio to loan balance	5.4%	3.3%	- 2.1%	4.2%	- 0.9%
Loan balance (for reference)	480,043	404,107	- 75,936	444,585	- 40,477

Note: Each of the receivables mean as follows:

(1) Receivables from obligors who are under collapse of management:

Receivables from obligors who are under collapse of management mean loans receivables which fall under any of the events as listed in Article 96, Section 1, Item 3 (i) through (v) or as stipulated in Article 96, Section 1, Item 4 of the Enforcement Regulations of the Corporate Income Tax Law (Government Ordinance No. 97 of 1965) among loans receivables with respect to which accrued interest is not stated because it is impossible to expect collection or payment of principal or interest due to the fact that the payment of principal or interest has not been rendered during a substantial period or for any other reasons.

(2) Receivables in delay:

Receivables in delay mean loans receivables other than those from obligors who are under collapse of management and those with respect to which interest payment has been exempted at the discretion of the obligors for the purpose of reconstructing or assisting in obligors.

(3) Receivables in arrears for three months or more:

Receivables in arrears for three months or more mean loans receivable concerning which payment of principal or interest is in arrears for three months or more from the day next following the stated payment date and which do not fall under receivables from obligors who are under collapse of management or receivables in arrears.

(4) Receivables to which eased loan conditions were granted:

Receivables to which eased loan conditions were granted mean loans receivable concerning which such arrangements as will be favorable to obligors including reduction or exemption of interest, postponement of interest payment or grant of grace period for the principal, abandonment of debts or others have been made, and which do not fall under receivables from obligors who are under collapse of management, receivables in delay or receivables in arrears for three months or more.

- End -

00119 5,000 2001.10 (新) C

Special Note Regarding Forward-looking statements

This document contains forward-looking statements that are based on the Company's expectations, assumptions, estimates and projections about its business, its industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "plan" or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Company cannot promise that its expectations expressed in these forward-looking statements will turn out to be correct. Its actual results could be materially different from and worse than its expectations. Important risks and factors that could cause its actual results to be materially different from its expectations include, but are not limited to: (1) materialization of synergies that the Company expects as a result of the merger between Mitsui Marine and Fire Insurance Company, Limited and The Sumitomo Marine and Fire Insurance Company, Limited; (2) acceptance of the post-merger Company by the pre-merger companies' customers; (3) the extent of further deregulation of the Japanese insurance industry; (4) the extent of competition that the Company faces from Japan's other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (5) occurrence of natural disasters in Japan; (6) occurrence of losses the type or magnitude of which could not be foreseen by the Company at the time of writing the insurance policies covering such losses; (7) the price and availability of reinsurance; (8) the performance of the Company's investments; and (9) the Company's relationship with the other "Mitsui" and "Sumitomo" companies.

00119 5,000 2001.10 (新) C

6. [Translation in English]

Reference Materials
For the Six Months ended September 30, 2001

Accumulated Figures of Business Results of The Sumitomo Marine & Fire Insurance Co., Ltd. and Mitsui Marine and Fire Insurance Co., Ltd. on a Consolidated Basis

December 10, 2001
Mitsui Sumitomo Insurance Company, Limited

00119 5,000 2001.10 (新) (

Semiannual Consolidated Balance Sheet

(All amounts are in millions of yen.)

Accounts \ Consolidated periods	As of September 30, 2000		As of September 30, 2001		Fluctuation	As of March 31, 2001	
	Amount	Ratio	Amount	Ratio		Amount	Ratio
(Assets)		%		%			%
Cash on hand and in banks	270,891	3.66	480,035	6.69	209,144	352,176	4.65
Call loans	122,559	1.66	168	0.00	- 122,391	20,224	0.27
Monetary claims bought	34,180	0.46	28,737	0.40	- 5,443	84,637	1.12
Money trust	58,942	0.80	40,743	0.57	- 18,199	50,215	0.66
Securities	5,055,572	68.31	4,667,659	65.05	- 387,912	5,081,670	67.11
Loans	954,878	12.90	807,289	11.25	- 147,588	879,165	11.61
Real property and equipment	347,105	4.69	332,744	4.64	- 14,361	337,487	4.46
Other assets	368,774	4.98	383,060	5.34	14,285	385,007	5.09
Deferred tax assets	7	0.00	1,089	0.01	1,081	111	0.00
Customers' guarantees liability	241,714	3.27	458,178	6.39	216,463	416,036	5.49
Allowance for bad debts	- 54,052	- 0.73	- 24,602	- 0.34	29,449	- 34,579	- 0.46
Allowance for investment losses	- 201	- 0.00	- 120	- 0.00	80	- 151	- 0.00
Total Assets	7,400,374	100.00	7,174,982	100.00	- 225,391	7,572,002	100.00
(Liabilities)							
Underwriting funds	4,866,501	65.76	4,962,444	69.16	95,943	4,913,210	64.89
Reserve for outstanding claims	381,687		434,646		52,959	427,929	
Underwriting reserves	4,484,814		4,527,798		42,983	4,485,281	
Convertible bonds	--	--	104,957	1.46	104,957	104,957	1.39
Other liabilities	318,863	4.31	186,197	2.59	- 132,666	182,491	2.41
Accrued retirement benefits	143,236	1.93	156,837	2.19	13,600	151,212	2.00
Accrued bonuses for employees	9,545	0.13	8,457	0.12	- 1,088	8,699	0.11
Reserve for loss on sale of credits	2,450	0.03	2,701	0.04	251	2,650	0.04
Reserve for loss on investments in real estate	--	--	1,220	0.02	1,220	2,309	0.03
Reserve under the special law	17,071	0.23	18,302	0.25	1,230	19,713	0.26
Reserve for price fluctuation	17,071		18,302		1,230	19,713	
Deferred tax liabilities	268,676	3.63	65,858	0.92	- 202,818	256,200	3.38
Guarantees outstanding	241,714	3.27	458,178	6.39	216,463	416,036	5.49
Total Liabilities	5,868,061	79.29	5,965,155	83.14	97,093	6,057,481	80.00
Minority Shareholders' Interest	3,491	0.05	4,109	0.06	618	4,083	0.05
(Shareholders' Equity)							
Capital stock	128,473	1.74	128,473	1.79	--	128,473	1.70
Additional paid-in capital	81,989	1.11	81,989	1.14	--	81,989	1.08
Consolidated retained earnings	417,510	5.64	424,999	5.92	7,489	426,579	5.63
Unrealized holding gain on securities	913,385	12.34	579,184	8.07	- 334,200	882,800	11.66
Translation adjustments	- 12,528	- 0.17	- 8,915	- 0.12	3,612	- 9,398	- 0.12
Total	1,528,830	20.66	1,205,731	16.80	- 323,099	1,510,444	19.95
Treasury stock	- 10	- 0.00	- 13	- 0.00	- 3	- 7	- 0.00
Total shareholders' equity	1,528,820	20.66	1,205,717	16.80	- 323,103	1,510,437	19.95
Total Liabilities and Shareholders' equity	7,400,374	100.00	7,174,982	100.00	- 225,391	7,572,002	100.00

Semiannual Consolidated Statement of Income

(All amounts are in millions of yen.)

Accounts \ Consolidated periods	For the six months ended September 30, 2000 (Apr. 1, 2000 - Sep. 30, 2000)		For the six months ended September 30, 2001 (Apr. 1, 2001 - Sep. 30, 2001)		Fluctuation	For the year ended March 31, 2001 (Apr. 1, 2000 - Mar. 31 2001)	
	Amount	Ratio	Amount	Ratio		Amount	Ratio
Ordinary Income and Expenses		%		%			%
Ordinary income	**989,095**	**100.0**	**944,253**	**100.0**	**- 44,842**	**1,903,786**	**100.0**
Underwriting income	**934,865**	**94.52**	**880,689**	**93.27**	**- 54,175**	**1,789,749**	**94.01**
Net premiums written	610,020		637,349		27,329	1,197,591	
Deposit premiums by policyholders	216,990		156,914		- 60,076	373,217	
Investment income on deposit premiums, etc.	40,066		34,824		- 5,241	78,340	
Life-insurance premiums	49,717		51,378		1,660	108,179	
Decrease in underwriting reserve	18,022		--		- 18,022	31,581	
Investment income	**53,078**	**5.36**	**61,634**	**6.53**	**8,556**	**111,015**	**5.83**
Interest and dividends income	72,863		72,237		- 625	140,417	
Gain on sale of securities	18,681		21,167		2,485	40,216	
Transfer of investment income on deposit premiums, etc.	- 40,066		- 34,824		5,241	- 78,340	
Other ordinary income	**1,151**	**0.12**	**1,928**	**0.20**	**776**	**3,021**	**0.16**
Ordinary Expense	**958,545**	**96.91**	**918,452**	**97.27**	**- 40,093**	**1,842,447**	**96.78**
Underwriting expenses	**812,699**	**82.16**	**752,037**	**79.65**	**- 60,662**	**1,545,341**	**81.17**
Net losses paid	298,439		313,704		15,264	633,500	
Loss adjustment expenses	28,350		30,373		2,022	58,303	
Commission and brokerage expenses	111,318		113,196		1,877	218,291	
Deposits to policyholders	351,029		241,973		- 109,056	585,956	
Life- insurance money paid	3,265		4,645		1,380	7,391	
Increase in reserve for outstanding claims	11,301		5,347		- 5,953	40,515	
Increase in underwriting reserves	7,092		41,315		34,223	--	
Investment expenses	**10,766**	**1.09**	**30,529**	**3.23**	**19,762**	**31,304**	**1.64**
Loss on sale of securities	2,993		1,820		- 1,173	6,801	
Loss on devaluation of securities	3,561		21,862		18,300	14,580	
Operating, general and administrative expenses	**129,852**	**13.13**	**132,786**	**14.06**	**2,934**	**258,095**	**13.56**
Other ordinary expenses	**5,227**	**0.53**	**3,099**	**0.33**	**-2,128**	**7,705**	**0.41**
Ordinary profit	**30,549**	**3.09**	**25,800**	**2.73**	**- 4,749**	**61,339**	**3.22**
Extraordinary Income and Losses							
Extraordinary income	**7,702**	**0.78**	**7,783**	**0.83**	**81**	**31,900**	**1.68**
Decrease in reserve under the special law	--		1,827		1,827	--	
Reserve for price fluctuation	--		1,827		1,827	--	
Other extraordinary income	7,702		5,956		- 1,745	31,900	
Extraordinary losses	**8,417**	**0.85**	**22,172**	**2.35**	**13,754**	**50,506**	**2.65**
Increase in reserve under the special law	1,470		416		- 1,053	4,111	
Reserve for price fluctuation	1,470		416		- 1,053	4,111	
Other extraordinary loss	6,947		21,755		14,807	46,394	
Income before income taxes	29,834	3.02	11,412	1.21	- 18,422	42,734	2.25
Income taxes and inhabitants' taxes	16,032	1.62	21,335	2.26	5,303	14,948	0.79
Adjustment of income taxes	- 7,323	- 0.74	- 18,782	- 1.99	- 11,459	- 2,800	- 0.15
Minority shareholders' interest	317	0.04	76	0.01	- 240	697	0.04
Net income	**20,808**	**2.10**	**8,783**	**0.93**	**- 12,025**	**29,888**	**1.57**

00119 5,000 2001.10 (新) 0

Semiannual Consolidated Statements of Retained Earnings

(All amounts are in millions of yen.)

Accounts \ Consolidated periods	For the six months ended September 30, 2000 (Apr. 1, 2000 - Sep. 30, 2000)	For the six months ended September 30, 2001 (Apr. 1, 2001 - Sep. 30, 2001)	Fluctuation	For the year ended March 31, 2001 (Apr. 1, 2000 - Mar. 31 2001)
	Amount	Amount		Amount
Consolidated retained earnings at beginning of the period	**427,002**	**426,579**	**- 422**	**427,002**
Increase in consolidated retained earnings	**598**	**6**	**- 592**	**598**
Increase in retained earnings at beginning of the period in connection with the increase in number of consolidated subsidiaries	598	6	- 592	598
Decrease in consolidated retained earnings	**30,899**	**10,369**	**- 20,529**	**30,910**
Cash dividends	10,516	10,272	- 243	10,516
Bonuses to officers	115	97	- 18	115
Decrease in retained earnings in accordance with the application of the market price method	161	--	- 161	171
Decrease in retained earnings in connection with the cancellation of shares by way of using profits	20,106	--	- 20,106	20,106
Net income	**20,808**	**8,783**	**- 12,025**	**29,888**
Consolidated Retained earnings at end of the period	**417,510**	**424,999**	**7,489**	**426,579**

00119 5,000 2001.10 (新) 0

Semiannual Consolidated Statements of Cash Flows

(All amounts are in millions of yen.)

Accounts / Consolidated Periods	For the six months ended September 30, 2000 (Apr. 1, 2000 - Sep. 30, 2000) Amount	For the six months ended September 30, 2001 (Apr. 1, 2001 - Sep. 30, 2001) Amount	Fluctuation	For the year ended March 31, 2001 (Apr. 1, 2000 - Mar. 31 2001) Amount
I. Cash flows from operating activities				
Income before income taxes	29,834	11,412	- 18,422	42,734
Depreciation and amortization	11,648	11,173	- 474	24,137
Increase in reserve for outstanding claims	10,613	6,700	- 3,913	40,253
Increase in underwriting reserves	- 11,567	40,704	52,272	- 14,581
Increase in allowance for bad debts	3,572	- 9,987	- 13,559	- 15,910
Increase in allowance for investment losses	- 5,378	- 5	5,373	- 5,428
Increase in accrued retirement benefits	31,928	5,649	- 26,278	39,902
Increase in accrued bonuses for employees	576	- 244	- 820	- 272
Increase in reserve for loss on sale of credits	- 36	51	87	163
Increase in reserve for loss on investment in real estate	--	- 1,089	- 1,089	2,309
Increase in reserve for price fluctuation	1,470	- 1,410	- 2,880	4,111
Interest and dividend income	- 72,863	- 72,237	625	- 140,417
Gain or loss in connection with securities (losses)	- 9,056	2,366	11,422	- 35,434
Interest expense	583	616	32	1,225
Exchange gains or losses (losses)	101	162	60	- 1,958
Gain or loss in connection with real estate (losses)	1,751	2,033	281	5,456
Increase in other assets (excluding investment activities, financing activities, etc.)	13,128	- 14,687	- 27,815	9,465
Increase in other liabilities (excluding investment activities, financing activities, etc.)	- 9,211	- 9,760	- 548	- 3,664
Other	2,504	11,016	8,511	17,762
Subtotal	- 401	- 17,536	- 17,135	- 30,145
Interest and dividends received	73,289	76,153	2,863	142,640
Interest paid	- 22	- 77	- 54	- 1,217
Income taxes paid	- 25,320	5,480	30,800	- 46,507
Cash flows from operating activities	**47,544**	**64,019**	**16,474**	**64,768**
II. Cash flows from investing activities				
Net increase in bank deposit	21,601	4,605	- 16,995	17,543
Purchases of monetary claims bought	- 14,787	- 4,982	9,805	- 19,585
Proceeds from sale and maturity of monetary claims bought	27,591	3,178	- 24,412	34,094
Payment for increase in money trust	- 19,997	- 3,079	16,917	- 16,128
Proceeds from decrease in money trust	25,370	8,571	- 16,799	28,664
Purchases of marketable securities	- 379,823	- 348,230	31,593	- 789,321
Proceeds from sale and maturity of securities	279,676	275,231	- 4,445	652,317
Loans receivable made	- 103,882	- 99,523	4,359	- 211,004
Collection of loans	168,960	164,629	- 4,330	339,488
Other	--	6	6	- 1,096
II ① Subtotal		408		34,971
(I + II ①)		64,427		99,740
Purchase of real property and equipment	- 6,473	- 9,501	- 3,028	- 15,462
Proceeds from sale of real property and equipment	6,714	1,433	- 5,281	10,391
Other	- 65	58	123	- 2,619
Cash flows from investing activities	**4,885**	**- 7,601**	**- 12,487**	**27,282**
III. Cash flows from financing activities				
Proceeds from issuance of commercial paper	26,500	--	- 26,500	26,500
Repayment for maturity of commercial paper	- 30,000	--	30,000	- 56,500
Payment for acquisition of treasury stock	- 20,109	- 7	20,102	- 20,110
Cash dividends paid	- 10,516	- 10,272	243	- 10,516
Cash dividends paid to minority shareholders	- 131	- 122	9	- 131
Other	- 222	- 557	- 335	- 40
Cash flows from financing activities	**- 34,480**	**- 10,960**	**23,520**	**- 60,799**
IV. Effects of exchange rate changes on cash and cash equivalents	**246**	**- 545**	**- 792**	**3,898**
V. Increase in cash and cash equivalents	**18,196**	**44,911**	**26,714**	**35,150**
VI. Cash and cash equivalents at beginning of the period	**349,252**	**401,475**	**52,222**	**349,252**
VII. Increase in cash and cash equivalents in accordance with the new consolidation	**602**	**1,131**	**528**	**602**
VIII. Increase in cash and cash equivalents in accordance with the business transfer	**--**	**--**	**--**	**16,469**
IX. Cash and cash equivalents at end of the period	**368,052**	**447,518**	**79,466**	**401,475**

00119 5,000 2001.10 (新) 03

Consolidated Business Results Forecast for the Year ending March 31, 2002 (Accumulation of two companies)

(All amounts are in one hundred million of yen.)

	Business results for the six months ended September 30, 2001			Business results forecast for the year ended March 31, 2001		(Reference) Accumulated results of two companies for the year ended March 31, 2001
	①formerly The Sumitomo Marine & Fire Insurance Co., Ltd.	②formerly Mitsui Marine & Fire Insurance Co., Ltd.	③=①+② (Accumulation of two companies)	④Mitsui Sumitomo Insurance Co., Ltd.	⑤=①+④ (Accumulation of two companies)	
Ordinary income (Fluctuation %)	4,620 (- 3.3%)	4,822 (- 5.7%)	9,442 (- 4.5%)	14,040 (41.9%)	18,660 (- 2.0%)	19,037 (- 1.4%)
Ordinary profit (Fluctuation %)	123 (- 8.3%)	134 (- 21.2%)	258 (- 15.5%)	490 (80.4%)	613 (0.0%)	613 (- 21.7%)
Net income (Fluctuation %)	28 (- 65.6%)	59 (- 52.6%)	87 (- 57.8%)	155 (0.3%)	184 (- 38.4%)	298 (28.0%)

(Note) The Consolidated business results forecast of "④ Mitsui Sumitomo Insurance Co., Ltd." is based on the accumulated figures of the consolidated business results of the former Mitsui Marine and Fire Insurance Co., Ltd. for the six months ended September 30, 2001 (from April 1, 2001 to September 30, 2001) and the consolidated business results forecast of Mitsui Sumitomo Insurance Co., Ltd. for the six months ending March 31, 2002 (from October 1, 2001 to March 31, 2002).

- End -

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Special Note Regarding Forward-looking statements

This document contains forward-looking statements that are based on the Company's expectations, assumptions, estimates and projections about its business, its industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "plan" or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Company cannot promise that its expectations expressed in these forward-looking statements will turn out to be correct. Its actual results could be materially different from and worse than its expectations. Important risks and factors that could cause its actual results to be materially different from its expectations include, but are not limited to: (1) materialization of synergies that the Company expects as a result of the merger between Mitsui Marine and Fire Insurance Company, Limited and The Sumitomo Marine and Fire Insurance Company, Limited; (2) acceptance of the post-merger Company by the pre-merger companies' customers; (3) the extent of further deregulation of the Japanese insurance industry; (4) the extent of competition that the Company faces from Japan's other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (5) occurrence of natural disasters in Japan; (6) occurrence of losses the type or magnitude of which could not be foreseen by the Company at the time of writing the insurance policies covering such losses; (7) the price and availability of reinsurance; (8) the performance of the Company's investments; and (9) the Company's relationship with the other "Mitsui" and "Sumitomo" companies.

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